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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

NOV 13 2009

Washington, DC
110

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Garson Gold Corp.

(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Alexis Minerals Corporation

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

366624

(CUSIP Number of Class of Securities (if applicable))

Richard Raymer, Hodgson Russ LLP, 150 King Street, Ste 2309, Toronto, ON M5H 1J9, Canada

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 12, 2009

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires a party to submit the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval system (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 551-8900.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in

connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____
(Signature)

[Deborah Battiston, C.F.O.
(Name and Title)

[November 12, 2009
(Date)

*This Offer and Circular (collectively, the "**Offer Documents**") are important and require your immediate attention. If you are in any doubt as to how to deal with them, you should consult your investment dealer, stockbroker, accountant, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Kingsdale Shareholder Services Inc., toll free at 1-866-481-2532. The Offer has not been approved or disapproved by any securities commission or similar authority nor has any securities commission or similar authority passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer Documents. Any representation to the contrary is an offence.*

Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Alexis at 65 Queen Street West, Suite 800, Toronto, Ontario, M5H 2M5 or Telephone: 416-861-5800 and are also available electronically at www.sedar.com.

November 11, 2009

ALEXIS MINERALS CORPORATION

OFFER TO PURCHASE

all of the outstanding common shares of

GARSON GOLD CORP.

on the basis of 0.29 of an Alexis common share for each common share of Garson Gold

Alexis Minerals Corporation ("**Alexis**" or the "**Offeror**") hereby offers (the "**Offer**") to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of Garson Gold Corp. ("**Garson Gold**"), other than common shares beneficially owned by Alexis, including common shares that may become outstanding after the date of this Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options, warrants, debentures or other securities of Garson Gold that are convertible into or exchangeable or exercisable for common shares (collectively, the "**Common Shares**"), on the basis of 0.29 of a Alexis Common Share (as hereinafter defined) for each Common Share.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on December 18, 2009 (the "Expiry Time"), unless the Offer is extended or withdrawn.

The board of directors of Garson Gold has UNANIMOUSLY APPROVED the Offer and has, following consultation with its legal and financial advisors, and based, among other things, upon receipt of a fairness opinion, UNANIMOUSLY DETERMINED that the Offer is in the best interests of Garson Gold and fair to Shareholders (as hereinafter defined) (other than the Offeror and its associates and affiliates). The board of directors of Garson Gold UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer.

The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that together with the Common Shares beneficially owned by Alexis, or over which Alexis and its joint actors exercise control or direction, constitutes at least 66 2/3% of the total number of Common Shares outstanding. This condition and the other conditions of the Offer are described under "Conditions of the Offer" in Section 4 of the Offer. Subject to applicable laws,

Alexis reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

The Common Shares are listed on the TSX Venture Exchange (the "TSXV") under the symbol "GG". The Alexis Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "AMC". The Offer represents a premium of approximately 41.9% over the October 19, 2009 closing price of the Common Shares on the TSXV of $0.095, based on a closing price of $0.465 per Alexis Common Share on the TSX on that same date, which was the last trading day prior to Alexis' announcement of its intention to make an Offer. The Offer also represents a premium of approximately 79.5% based on the respective volume weighted average trading prices of Alexis and Garson Gold for the 20 trading days ended October 19, 2009. The TSX has conditionally approved the listing of the Alexis Common Shares to be issued to Shareholders in connection with the Offer, subject to Alexis fulfilling all of the requirements of the TSX on or before the Business Day following the initial take-up and payment for Common Shares under the Offer.

The Offeror and Garson Gold have entered into a support agreement dated October 19, 2009 (the "**Support Agreement**"), pursuant to which the Offeror has agreed to make the Offer and Garson Gold has agreed to support and recommend the Offer, all subject to the conditions set forth in the Support Agreement. See "Agreements Relating to the Offer – Support Agreement" in Section 4 of the Circular.

Alexis owns and controls an aggregate of approximately 14.76% of the issued and outstanding Common Shares and holds 13,500,000 Warrants that are exercisable for Common Shares at a price of $0.12 per Warrant until September 8, 2011. In addition, pursuant to lock-up agreements entered into with each of the officers and directors of Garson Gold, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate approximately 3.05% of the issued and outstanding Common Shares. In addition, the Offer has the support of Kinross Gold Corporation who holds approximately 7.7% of the issued and outstanding Common Shares. See Section 4 of the Circular, "Agreements Relating to the Offer – Lock-Up Agreements".

Prospective investors should be aware that, during the period of the Offer, Alexis or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, as permitted by applicable laws or regulations of Canada or its Provinces or Territories. See Section 13 of the Offer, "Market Purchases".

The Alexis Common Shares offered pursuant to this Offer involve certain risks and uncertainties. For a discussion of risks and uncertainties to consider in assessing the Offer, see "Risks Relating to the Offer" in Section 7 of the Circular and the risks and uncertainties described in Alexis' annual information form for the fiscal year ended December 31, 2008 and annual and interim management's discussion and analyses, which are incorporated by reference into the Offer and Circular. See Section 11 of the Circular, "Documents Incorporated by Reference".

Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (printed on green paper) (the "**Letter of Transmittal**") or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary (as hereinafter defined) at its office in Toronto, Ontario set out in the Letter of Transmittal in accordance with the instructions set out in the Letter of Transmittal. Alternatively, Shareholders may: (1) accept the Offer where the certificate(s) representing the Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, by following the procedures for guaranteed delivery set out in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying notice of guaranteed delivery (printed on blue paper) (the "**Notice of Guaranteed Delivery**") or a manually signed facsimile thereof; or (2) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer". **Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.**

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Alexis has engaged Equity Transfer & Trust Company to act as the depositary under the Offer (the "Depositary") and Kingsdale Shareholder Services Inc. to act as the information agent (the "Information Agent") to provide a resource for information for Shareholders. Questions and requests for assistance may be directed to the Information Agent or the Depositary. Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent or the Depositary. The contact details for the Information Agent and the Depositary are provided at the end of this document.

This document does not constitute an offer or a solicitation made to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Alexis may, in Alexis' sole discretion, take such action as Alexis may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares of Garson Gold. If you are a non-registered owner of Common Shares, and Alexis or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares of Garson Gold have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

TABLE OF CONTENTS

NOTICE TO UNITED STATES SHAREHOLDERS

The Offer involves the securities of two Canadian issuers. The Offer is subject to the disclosure requirements of Canada, which are different from those of the United States. The Alexis Common Shares to be issued to United States Shareholders under the Offer have not been registered under the U.S. Securities Act (as hereinafter defined), and are being issued to United States Shareholders in reliance on the exemption from registration set forth in Rule 802 thereof. The solicitation of acceptances of the Offer is not subject to the requirements of section 14(a) of the United States Securities Exchange Act of 1934, as amended. The Alexis Common Shares will not be listed for trading on any United States stock exchange. Accordingly, the solicitations and transactions contemplated in the Offer and Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and the Offer and Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. **Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act.**

All financial statements incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. As a result, the financial statements included and incorporated by reference herein have not been reconciled to U.S. generally accepted accounting principles as may otherwise be necessary under registration statement requirements of the U.S. Securities Act.

The disposition of Common Shares and the acquisition of Alexis Common Shares pursuant to the Offer may subject holders of Common Shares to tax consequences both in the United States and Canada. Such consequences for holders of Common Shares who are resident in, or citizens of, the United States are not described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Garson Gold and Alexis were created under the laws of the Canadian Provinces of British Columbia and Ontario respectively, that some or all of the officers and directors of Garson Gold and Alexis and their respective subsidiaries are residents of Canada, that some or all of the experts named in the Offer and Circular, or incorporated by reference therein, are residents of Canada and that all or a substantial portion of the assets of Garson Gold and Alexis and of such persons are located outside the United States. You may not be able to sue a Canadian issuer or its officers or directors in a Canadian court for violations of the U.S. securities laws. It may be difficult to compel a Canadian issuer and its affiliates to subject themselves to a U.S. court's judgment.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Garson Gold or Alexis.

You should be aware that Alexis or its affiliates may purchase securities of Garson Gold otherwise than in connection with the Offer, such as in the open market or privately negotiated purchases, subject to applicable securities laws.

THE SECURITIES OFFERED BY ALEXIS PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING.

NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Common Shares and is not made for any Convertible Securities (as hereinafter defined). Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws (as hereinafter defined), exercise the Convertible Securities in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer.

If any holder of Convertible Securities does not exercise such Convertible Securities prior to the Expiry Time, such Convertible Securities will remain outstanding; provided, however, that Alexis presently intends to take such actions as are necessary to ensure that after completion of a Compulsory Acquisition (as hereinafter defined) or Subsequent Acquisition Transaction (as hereinafter defined), a Convertible Security will become an option or right to acquire a number of Alexis Common Shares, based upon the price for Common Shares offered under the Offer.

The tax consequences to holders of Convertible Securities of exercising, converting or exchanging, as applicable, their Convertible Securities are not described in "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular or "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Offer and Circular, the unaudited pro forma consolidated financial statements of Alexis, some of the information incorporated by reference in this Offer and Circular, statements made in the Circular under Section 5, "Benefits of and Reasons to Accept the Offer", Section 6, "Purpose of the Offer and Plans for Garson Gold", Section 8. "Source of Offered Consideration", Section 9, "Summary Historical and Unaudited Pro Forma Consolidated Financial Information" and Section 20, "Acquisition of Common Shares Not Deposited Under the Offer", as well as other written statements made or provided or to be made or provided by Alexis that are not historical facts, are "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws. Such forward-looking statements and forward-looking information includes, without limitation, information concerning the proposed transaction and the business, operations and financial performance and condition of Alexis and Garson Gold, estimated production, costs and mine life of the various mineral projects of Alexis or Garson Gold, those with respect to potential expansion of mineralization, plans for exploration and development, potential future production, exploration budgets and timing of expenditures and community relations activities and any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements, and involve known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of Alexis or Garson Gold to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if any property is developed. Except for statements of historical fact relating to the companies, information contained herein or incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based upon a number of estimates and assumptions of management at the date the statements are made, and are inherently subject to significant business, social, economic, political, competitive and other risks and uncertainties, contingencies and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include, among others, that Alexis will be successful in acquiring 100% of the outstanding Common Shares, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Alexis and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include, among others, the impact of mineral laws on Alexis' and Garson Gold's licenses, operations and capital structure; changes in government legislation; changes in ownership interest in any project; conclusions of economic evaluations; environmental risks and hazards; increased infrastructure and/or operating costs; labour and employment matters; international operations and joint ventures; uncertainty regarding estimation of reserves and resources; the satisfaction of conditions to the Offer; the occurrence of any event, change or other circumstance that could give rise to the termination of the Lock-Up Agreements (as hereinafter defined) relating to the Offer; a delay in the consummation of the proposed transaction or the failure to complete the proposed transaction for any other reason; the amount of costs, fees and expenses related to the proposed transaction; the anticipated benefits to Garson Gold and Alexis shareholders and other expected or anticipated benefits of the proposed acquisition; Garson Gold's or Alexis' ability to renew existing licenses; the actual results of current exploration activities; political instability and delays in obtaining governmental approvals or financing or in the completion of development and construction activities; changes in market conditions; variations in ore grade or recovery rates; risks relating to international operations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents; disruptions in the credit markets; labour disputes and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; changes in the worldwide price of certain commodities such as gold, copper, silver, uranium, coal, fuel electricity and fluctuations in resource prices, currency exchange rates and interest rates; inflationary pressures; legislative, political, social and economic developments or changes in jurisdictions in which Alexis and Garson Gold carry on business; changes or disruptions in the securities markets; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain and maintain licenses and permits and comply with laws and regulations or other regulatory requirements; operating or technical difficulties in connection with exploration or development activities, including conducting such activities in locations with limited infrastructure; employee relations and shortages of skilled personnel and contractors; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; contests over title to properties; the risks involved in the exploration, development and mining business; the Alexis Common Shares issued in connection with the Offer having a market value lower than expected; the acquisition of Garson Gold or its integration with Alexis not being successful or such integration being more difficult, time-consuming and costly than expected; and the expected combined benefit from the Offer not being fully realized or realized within the expected time frame. See "Benefits of and Reasons to Accept the Offer" in Section 5 of the Circular, "Purpose of the Offer and Plans for Garson Gold" in Section 6 of the Circular, and "Risks Relating to the Offer" in Section 7 of the Circular; as well as those risk factors discussed or referred to in the annual and interim management's discussion and analyses and the annual information form for Alexis filed with certain regulatory authorities in Canada and the annual management's discussion and analysis for Garson Gold filed with certain securities regulatory authorities in Canada and available under each of Alexis' and Garson Gold's respective profiles on SEDAR at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Alexis and the combination of Alexis and Garson Gold. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference.

Although Alexis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Alexis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements related to Garson Gold are derived from Garson Gold's publicly available documents and records on file with the Canadian securities regulatory authorities.

INFORMATION CONCERNING GARSON GOLD

Except as otherwise indicated, the information concerning Garson Gold contained in this Offer and Circular has been taken from or is based exclusively upon Garson Gold's publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources available at the time of the Offer. Although Alexis has no knowledge that would indicate that any statements contained herein concerning Garson Gold taken from or based upon such documents and records are untrue or incomplete, neither Alexis nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Garson Gold's financial statements, or for any failure by Garson Gold to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Alexis. Alexis has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Garson Gold's publicly available documents or records or determining whether there has been any failure by Garson Gold to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "Cdn$", "$" or "dollars" in this Offer and Circular refer to Canadian dollars and all references to "US$" in this Offer and Circular refer to United States dollars. Alexis' financial statements that are incorporated by reference herein, and Alexis' pro forma consolidated financial statements contained herein, are reported in Canadian dollars and are prepared in accordance with Canadian GAAP (as hereinafter defined). Garson Gold's historical consolidated financial statements summarized herein are also reported in Canadian dollars.

CAUTIONARY NOTE CONCERNING MINERAL RESOURCE CALCULATIONS

Information in this Offer and Circular, including information incorporated by reference, and disclosure documents of Alexis that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Without limiting the foregoing; these documents use the terms "'measured resources", "indicated resources" and "inferred resources". Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the SEC (as hereinafter defined) does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility or other technical reports or studies, except in rare cases. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations: however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("**NI 43-101**") is a rule developed by the Canadian Securities Administrators, which has established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of Alexis contained in this Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

SUMMARY OF THE OFFER

The following is a summary only and is qualified in its entirety by the detailed provisions contained elsewhere in the Offer and Circular. Shareholders are urged to read the Offer and Circular in its entirety. Certain terms used in this Summary of the Offer are defined in the Glossary. Unless otherwise indicated, the information concerning Garson Gold contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents and records of Garson Gold on file with the Canadian securities regulatory authorities and other public sources at the time of the Offer. Although Alexis has no knowledge that would indicate that any statements contained herein relating to Garson Gold taken from or based upon such documents and records are untrue or incomplete, neither Alexis nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Garson Gold to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Alexis.

The Offer

Alexis is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, other than Common Shares beneficially owned by Alexis, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Convertible Securities, on the basis of 0.29 of a Alexis Common Share for each Common Share (the "**Offer Consideration**").

The Offer is made only for Common Shares and is not made for any Convertible Securities. Any holder of such Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the Convertible Security and applicable Laws, exercise the Convertible Security in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer.

The Offer represents a premium of approximately 41.9% over the October 19, 2009 closing price of the Common Shares on the TSXV of $0.095, based on a closing price of $0.465 per Alexis Common Share on the TSX on that same date, which was the last trading day prior to Alexis' announcement of its intention to make an Offer. The Offer also represents a premium of approximately 79.5% based on the respective volume weighted average trading prices of Alexis and Garson Gold for the 20 trading days ended October 19, 2009. The TSX has conditionally approved the listing of the Alexis Common Shares to be issued to Shareholders in connection with the Offer, subject to Alexis fulfilling all of the requirements of the TSX on or before the Business Day following the initial take-up and payment for Common Shares under the Offer.

Alexis owns and controls an aggregate of approximately 14.76% of the issued and outstanding Common Shares and holds 13,500,000 Warrants that are exercisable for Common Shares at a price of $0.12 per Warrant until September 8, 2011. In addition, pursuant to Lock-Up Agreements entered into with each of the officers and directors of Garson Gold, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate 3.05% of the issued and outstanding Common Shares. In addition, the Offer has the support of Kinross Gold Corporation who holds approximately 7.7% of the issued and outstanding Common Shares. See Section 4 of the Circular, "Agreements Relating to the Offer – Lock-Up Agreements".

The obligation of Alexis to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Alexis

Alexis is a Canadian mining and exploration company engaged directly or indirectly through joint ventures, in the operation, development and exploration of mineral properties principally located in Val d'Or and Rouyn-Noranda, Quebec. Alexis owns one producing gold mine in Val d'Or and the right to earn a 100% interest in the Lac Pelletier gold property in Rouyn-Noranda.

Alexis is a corporation existing under the *Business Corporations Act* (Ontario), Alexis' head office and registered office is located at Suite 800, 65 Queen Street West, Suite 800, Toronto, Ontario, M5H 2M5.

Alexis is a reporting issuer in each of the Provinces of British Columbia, Alberta, Ontario and Quebec. The Alexis Common Shares are listed and posted for trading on the TSX under the symbol "AMC". On October 19, 2009, the last trading day prior to Alexis announcement of its intention to make the Offer, the closing price of the Alexis Common Shares on the TSX was $0.465.

See Section 1 of the Circular, "Alexis" and Section 10 of the Circular, "Certain Information Concerning Alexis and its Shares".

Garson Gold

Garson Gold holds a 100% interest in the New Britannia Gold Mine Project in Snow Lake, Manitoba and the Copper Prince and the McMillan Gold Mine properties located in Ontario. Garson's principal asset is the New Britannia Gold Mine Project which covers approximately 4,840 hectares and includes the historic New Britannia Gold Mine which operated from 1949 to 1958 and again from 1995 to 2005 and produced approximately 1.44 million ounces of gold. Infrastructure at the New Britannia Gold Mine includes a fully-permitted 2,150 tonne per day modern mill and tailings facility, and associated plant and equipment. The New Britannia Gold Mine consists of over ten known mineralized zones, including four gold deposits with NI 43-101 resources, three of which are historic production sites.

Alexis owns and controls 31,092,000 Common Shares, representing approximately 14.76% of the outstanding Common Shares and holds 13,500,000 Warrants that are exercisable for Common Shares at a price of $0.12 per Warrant until September 8, 2011. See Section 12 of the Circular, "Ownership of and Trading in Shares of Garson Gold". In addition, pursuant to Lock-Up Agreements entered into with each of the officers and directors of Garson Gold, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate 3.05% of the issued and outstanding Common Shares. In addition, the Offer has the support of Kinross Gold Corporation who holds approximately 7.7% of the issued and outstanding Common Shares. See Section 4 of the Circular, "Agreements Relating to the Offer – Lock-Up Agreements".

Garson Gold was formed upon the amalgamation of Garson Resources Ltd. and Piper Capital Inc. on June 28, 2007 under the BCBCA. Garson Gold's head office and registered and records office is located at 470 Granville Street, Suite 322, Vancouver, British Columbia V6C 1V5.

Garson Gold is a reporting issuer in each of the Provinces of British Columbia, Alberta and Ontario. The Common Shares are listed and posted for trading on the TSXV under the symbol "GG". On October 19, 2009, the last trading day prior to Alexis' announcement of its intention to make the Offer, the closing price of the Common Shares on the TSXV was $0.095.

See Section 2 of the Circular, "Garson Gold" and Section 17 of the Circular, "'Certain Information Concerning Garson Gold and its Shares".

Fairness Opinion

Haywood Securities Inc. provided a written opinion (the "**Fairness Opinion**") to the Garson Gold Special Committee, in which it has determined that, as of the date of such opinion and subject to the assumptions, limitations and explanations contained therein, the consideration to be received by the Shareholders, other than Alexis and its affiliates and associates, pursuant to the Offer was fair, from a financial point of view, to such Shareholders. Shareholders are urged to read the Fairness Opinion, included as Schedule "A" to the Directors' Circular, in its entirety.

Unanimous Recommendation of the Board of Directors

Garson Gold has announced that the Board of Directors has, by unanimous resolution: (i) approved the Offer and the Support Agreement; (ii) determined that the Offer is in the best interests of the Company and the Shareholders, other than Alexis and its affiliates or associates; and (iii) recommended that the Shareholders accept the Offer. See "Reasons to Accept the Offer – Unanimous Recommendation of the Board of Directors".

Support Agreement

On October 19, 2009, Alexis and Garson Gold entered into the Support Agreement, pursuant to which the Offeror has agreed to make the Offer and Garson Gold has agreed to support and recommend that Shareholders accept the Offer. The Support Agreement also sets out among other things, covenants of Garson Gold relating to the conduct of its business pending the completion of the Offer, covenants of Garson Gold not to solicit any Alternative Transactions (provided that the Board of Directors may consider and accept a Superior Proposal), representations and warranties of Garson Gold and the Offeror, and provisions relating to the payment of a fee to the Offeror in certain circumstances related to the termination of the Support Agreement and the Offer. See Section 4 of the Circular, "Agreement Relating to the Offer – Support Agreement".

Benefits of and Reasons to Accept the Offer and Plans for Garson Gold

The purpose of the Offer is to enable Alexis to acquire all of the outstanding Common Shares. See "Benefits of and Reasons to Accept the Offer" in Section 5 of the Circular, "Purpose of the Offer and Plans for Garson Gold" in Section 6 of the Circular and "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular.

Shareholders are urged to consider the following factors and significant benefits in making their decision whether to accept the Offer:

- _Significant Premium_ - The Offer represents a premium of approximately 41.9% over the October 19, 2009 closing price of the Common Shares on the TSXV of $0.095, based on a closing price of $0.465 per Alexis Common Share on the TSX on that same date, which was the last trading day prior to Alexis' announcement of its intention to make an Offer. The Offer also represents a premium of approximately 79.5% based on the respective volume weighted average trading prices of Alexis and Garson Gold for the 20 trading days ended October 19, 2009.

- _Fairness Opinion_ – The Garson Gold Special Committee has received the Fairness Opinion from Haywood Securities Inc. that as of the date of the Fairness Opinion and subject to the assumptions, limitations and explanations contained therein, the consideration to be received by the Shareholders other than Alexis and its affiliates or associates, pursuant to the Offer was fair, from a financial point of view, to such Shareholders.

- _Unanimous Recommendation of the Board of Directors_ – The Board of Directors has unanimously approved and recommended that Shareholders accept the Offer.

- _Benefits of Combined Production_ - Alexis' acquisition of Garson Gold would represent a key step towards Alexis becoming a mid-tier gold producer. Alexis forecasts that 2010 production from its Lac Herbin and Lac Pelletier gold properties will be approximately 75,000 to 80,000 ounces of gold. Garson Gold has a preliminary assessment that estimates potential production from No. 3 Zone at New Britannia gold mine to be approximately 40,000 ounces per year. In addition, historic production at the New Britannia gold mine exceeded 100,000 ounces of gold per year, as recently as 2002. The production estimates at the Garson Gold projects are preliminary in nature and have not been subject to feasibility studies. See "Statements Regarding Forward Looking Information".

- _Valuation Considerations_ – Alexis, if combined with Garson Gold, may realize a valuation re-rating as it develops its production profile based on the portfolio of properties held by Alexis and Garson Gold.

- _Complementary Geopolitically Attractive Regions_ - The properties of Alexis, including the properties of Garson Gold, will be in mining friendly, stable, geopolitically attractive regions of the world. Alexis' current properties are in the Province of Quebec. Garson Gold's principal property, the New Britannia mine, is in the Province of Manitoba.

- _Continued Exposure to Properties_ - Shareholders will continue to enjoy exposure to the upside potential of the Garson Gold properties as they are advanced to production and through continued exploration, together with exposure to Alexis' gold and base metal exploration properties in the Val d'Or and Rouyn-Noranda regions in the Province of Quebec.

- *Experienced Management Team* - Shareholders will benefit from the experience and track record of Alexis' management, which have a proven history of successful exploration, development, construction, and production in Canada. Their skills and experience will be used to explore, develop and resume production at the New Britannia Mine.

- *Benefits of a Larger Asset Base* - Shareholders will benefit from a larger asset base with established production and cash flow generation. This may reduce the risk associated with an investment in Garson Gold by improving the ability to finance and the potential for cash flow reinvestment.

- *Enhanced Liquidity* – The Alexis Common Shares are listed on the TSX and, upon completion of the Offer, Alexis should have more trading liquidity due to the larger number of Alexis Common Shares outstanding, the larger shareholder base and the increased profile.

- *Support of Shareholders* – All of the directors and officers of Garson Gold have entered into the Lock-up Agreement pursuant to which they have agreed to validly deposit all Common Shares held by them, representing approximately 3.05% of the Common Shares, subject to the terms and conditions of such agreements, to the Offer. In addition, the Offer has the support of Kinross Gold Corporation, who holds approximately 7.7% of the Common Shares.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on December 18, 2009, or until such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by Alexis. Alexis may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under "Extension, Variation or Change in the Offer" in Section 5 of the Offer.

Manner of Acceptance

A Shareholder wishing to accept the Offer must properly complete and execute a Letter of Transmittal (printed on green paper) or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing such Shareholder's Common Shares and all other required documents with the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, "Manner of Acceptance — Letter of Transmittal".

If a Shareholder wishes to accept the Offer and deposit Common Shares under the Offer and the certificate(s) representing such Shareholder's Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery (printed on blue paper) or a manually signed facsimile thereof. Detailed instructions are contained in the Notice of Guaranteed Delivery that accompanies the Offer. See Section 3 of the Offer. "Manner of Acceptance — Procedure for Guaranteed Delivery".

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must ensure such documents or Agent's Message are received by the Depositary at or prior to the Expiry Time.

Shareholders should contact the Information Agent or the Depositary for assistance in accepting the Offer and in depositing Common Shares with the Depositary. Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Conditions of the Offer

Alexis reserves the right to withdraw or terminate the Offer and not take up or pay for any Common Shares deposited under the Offer unless the conditions described under "Conditions of the Offer'" in Section 4 of the Offer are satisfied or waived by Alexis at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that together with the Common Shares beneficially owned by Alexis or over which Alexis exercises control or direction, constitutes at least 66 2/3% of the total number of Common Shares outstanding. See "Conditions of the Offer" in Section 4 of the Offer.

Take Up and Payment for Deposited Common Shares

Upon and subject to the terms and conditions of the Offer, Alexis will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn, promptly after the Expiry Time and, in any event, not later than ten calendar days after the Expiry Time. Any Common Shares taken up will be paid for promptly and, in any event, not more than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date on which Common Shares are first taken up by Alexis under the Offer will be taken up and paid for within ten calendar days of such deposit. See "Take Up and Payment for Deposited Common Shares" in Section 6 of the Offer.

Withdrawal of the Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by Alexis under the Offer and in the other circumstances described in Section 7 of the Offer, "Withdrawal of Deposited Common Shares". Except as so indicated or as otherwise required by applicable Laws, deposits of Common Shares are irrevocable.

Acquisition of Common Shares Not Deposited Under the Offer

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of Alexis and its affiliates (as such term is defined in the BCBCA), and Alexis acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Alexis may at its option acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or Alexis chooses not to avail itself of such statutory right of acquisition, Alexis currently intends to, depending upon the number of Common Shares taken up and paid for under the Offer, pursue other means of acquiring the remaining Common Shares not tendered under the Offer, including by causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Garson Gold and Alexis or an affiliate of Alexis for the purpose of enabling Alexis or an affiliate of Alexis to acquire all Common Shares not acquired pursuant to the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Garson Gold will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Although Alexis currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Alexis' ability to effect such a transaction, information hereafter obtained by Alexis, changes in general economic, industry, political, social, regulatory or market conditions or in the business of Garson Gold, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. There is no assurance that such a transaction will be completed, in particular if Alexis acquires less than 66 2/3% of the outstanding Common Shares. See Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer".

Certain Canadian Federal Income Tax Considerations

The exchange of Common Shares for Alexis Common Shares under the Offer by Shareholders who hold their Common Shares as capital property will generally constitute a tax-deferred rollover for purposes of the Tax Act.

The foregoing is a very brief summary of certain Canadian federal income tax consequences of the Offer. Shareholders are urged to carefully review Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders and to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Certain United States Federal Income Tax Considerations

As of the date hereof, Alexis expects that the transaction may constitute a taxable disposition of Common Shares by US Holders. A US Holder who holds Common Shares as capital property and who disposes of its Common Shares to Alexis under the Offer, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Alexis Common Shares received by the Shareholder under the Offer, and (ii) the adjusted tax basis of the Shareholder in the Common Shares disposed of to Alexis. In addition, special adverse tax rules applicable to dispositions of stock of "passive foreign investment companies" will likely apply.

The foregoing is a very brief summary of certain United States federal income tax consequences of the Offer. See Section 22 of the Circular, "Certain United States Federal Income Tax Considerations" for a summary of the principal United States federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Stock Exchange Delisting

The Common Shares are listed and posted for trading on the TSXV under the symbol "GG". The purchase of Common Shares by Alexis under the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of holders of Common Shares and, depending on the number of Common Shares purchased by Alexis under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public. If permitted by applicable Laws, Alexis intends to cause Garson Gold to apply to delist the Common Shares from the TSXV as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 18 of the Circular, "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer".

Risks Relating to the Offer

An investment in Alexis Common Shares and the proposed acquisition of Garson Gold by Alexis are subject to certain risks and uncertainties. In assessing the Offer, Shareholders should carefully consider the risks and uncertainties described under ''Risks Relating to the Offer" in Section 7 of the Circular and the other risks and uncertainties described or referred to in Alexis' annual and interim management's discussion and analyses and Annual Information Form, which are incorporated by reference into the Offer and Circular.

Information Agent and Depositary

Alexis has engaged Equity Transfer & Trust Company to act as the Depositary under the Offer. In such capacity the Depositary will receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario set out in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Alexis under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares.

Alexis has engaged Kingsdale Shareholder Services Inc. to act as the Information Agent to provide a resource for information for Shareholders.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary. Shareholders should contact the Information Agent or the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Common Shares with the Depositary under the Offer.

Contact details for each of the Information Agent and the Depositary are provided at the end of the Offer and Circular. See Section 23 of the Circular, "Information Agent and Depositary".

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The tables set out below include a summary of (i) Alexis' historical consolidated financial information as at and for the fiscal years ended December 31, 2008 and 2007 and as at and for the six month periods ended June 30, 2009 and 2008, (ii) Garson Gold's historical financial information as at and for the fiscal years ended July 31, 2008 and 2007 and as at and for the nine months ended April 30, 2009 and 2008, and (iii) unaudited pro forma consolidated financial information for Alexis as at and for the six-month period ended June 30, 2009 and for the fiscal year ended December 31, 2008. The historical financial information of Alexis as at and for the fiscal years ended December 31, 2008 and 2007 has been derived from Alexis' audited consolidated financial statements, and the historical financial information of Alexis as at and for the six month periods ended June 30, 2009 and 2008 has been derived from Alexis' unaudited interim consolidated financial statements, each of which is incorporated by reference herein and is available under Alexis' profile on SEDAR at www.sedar.com. The historical financial information for Garson Gold as at and for the fiscal years ended July 31, 2008 and 2007 has been derived from Garson Gold's audited financial statements and the historical financial information of Garson Gold as at and for the nine month periods ended April 30, 2009 and 2008 has been derived from Garson Gold's unaudited interim consolidated financial statements, which can be found under the Garson Gold profile on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule "A" hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Alexis and the accompanying notes thereto attached as Schedule "A" to the Offer and Circular. The summary unaudited pro forma consolidated financial statement information for Alexis gives effect to the proposed acquisition of Garson Gold as if such acquisition had occurred as at June 30, 2009 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2009 and January 1, 2008 for the purposes of the pro forma consolidated statements of operations and comprehensive loss for the fiscal year ended December 31, 2008 and the six-month period ended June 30, 2009, respectively. In preparing the unaudited pro forma consolidated financial statement information, management of Alexis has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma consolidated financial statements a review was undertaken by management of Alexis to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. To the knowledge of Alexis, the significant accounting policies of Garson Gold conform in all material respects to those of Alexis. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Alexis and accompanying notes attached as Schedule "A" to the Offer and Circular.

Summary of Pro Forma Consolidated Financial Information for Alexis
(in thousands of Canadian dollars)

	Fiscal Year Ended December 31	Six Months Ended June 30
	2008	**2009**
Consolidated Statement of Operations and Comprehensive Loss Data		
Revenue	10,079	13,356
Income from mine operations	381	1,321
Other expense	7,243	3,534
Net loss for the period	4,707	2,275
Net loss per share - basic, diluted	(0.03)	(0.01)

	As at June 30, 2009
Consolidated Balance Sheet Data	
Cash and cash equivalents	7,625
Other current assets	13,920
Deposits	5,767
Property, plant and equipment	10,136
Mineral exploration and development properties	94,032
Total Assets	131,480
Current liabilities	11,890
Long-term liabilities	16,670
Shareholders' equity	102,920
Total liabilities and shareholders' equity	131,480
Common shares outstanding (thousands)	197,597

Summary of Consolidated Financial Information for Garson Gold
(in thousands of Canadian dollars)

	Fiscal Year Ended July 31		Nine Months Ended April 30	
	2008	**2007**	**2009**	**2008**
Consolidated Statement of Operations Data				
Revenue	-	-	-	-
Income (loss) before taxes	(3,201)	(2,100)	(2,575)	(2,425)
Net income (loss) for the period	(2,763)	(2,306)	(2,575)	(2,391)
Income (loss) per share - basic, diluted	(0.03)	(0.07)	(0.02)	(0.03)
	As at July 31		**As at April 30**	
	2008	**2007**	**2009**	**2008**
Consolidated Balance Sheet				
Assets	34,440	30,643	34,406	32,809
Liabilities	9,029	9,848	10,799	9,345
Shareholders' equity	25,411	20,796	23,607	23,464

Summary of Consolidated Financial Information of Alexis
(in thousands of Canadian dollars)

	Fiscal Year Ended December 31		Six Months Ended June 30	
	2008	**2007**	**2009**	**2008**
Consolidated Statement of Operations Data				
Revenue	10,079	-	13,356	-
Income (loss) before taxes	3,652	4,430	(433)	(1,603)
Net income (loss) for the period	1,995	(1,755)	(495)	(1,018)
Income (loss) per share - basic, diluted	0.02	0.02	0.00	0.01
	As at December 31		**As at June 30**	
	2008	**2007**	**2009**	**2008**
Consolidated Balance Sheet				
Assets	78,686	71,305	79,815	81,725
Liabilities	10,381	17,799	13,178	18,180
Shareholders' equity	68,305	53,505	66,637	63,545

GLOSSARY

This Glossary forms part of the Offer. In the Offer, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below and grammatical variations thereof will have the corresponding meanings.

"Acquisition" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"affiliate" means, with respect to any Person, any other person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such person, and includes any person in like relation to an affiliate; "control" as used with respect to any person, means the possession, directly or indirectly, of the power, in fact, to appoint the directors, management committee or similar managing body of such person, through the ownership of voting securities.;

"Agent's Message" has the meaning ascribed thereto under "Manner of Acceptance - Acceptance by Book-Entry Transfer" in Section 3 of the Offer;

"Alexis" means Alexis Minerals Corporation, a corporation existing under the laws of the Province of Ontario;

"Alexis Common Shares" means the common shares of Alexis, and **"Alexis Common Share"** means any one common share of Alexis;

"allowable capital loss" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"**Alternative Transaction**" means (i) any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, consolidation, reorganization, business combination, liquidation, dissolution or security exchange, (ii) any sale or acquisition of 20% or more of the fair market value of the assets of the Company on a consolidated basis, (iii) any sale or acquisition of assets representing 20% or more of the Company's shares of any class or rights or interests therein or thereto, (iv) any similar business combination or transaction, of or involving the Company or any subsidiary of the Company, or (v) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than the Offeror, excluding the Offer or any transaction to which the Offeror or an affiliate of the Offeror or its subsidiaries is a party.

"Annual Information Form" means the annual information form of Alexis for the fiscal year ended December 31, 2008 dated March 31, 2009, filed with certain Canadian provincial securities regulatory authorities;

"associate" has the meaning ascribed thereto in the BCSA;

"BCBCA" means the *Business Corporations Act* (British Columbia), as amended, supplemented or replaced from time to time;

"BCSA" means the *Securities Act* (British Columbia), as amended, supplemented or replaced from time to time;

"Board of Directors" means the board of directors of Garson Gold;

"Book-Entry Confirmation" means confirmation of a book-entry transfer of the Shareholder's Common Shares into the Depositary's account at CDS or DTC, as applicable;

"business combination" has the meaning ascribed thereto in MI 61-101;

"business day" has the meaning ascribed thereto in MI 62-104;

"Canada-US Tax Convention" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"Canadian GAAP" means generally accepted accounting principles in Canada;

"CDS" means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

"Circular" means the take-over bid circular accompanying and forming part of the Offer, including the Schedule attached thereto;

"Code" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"Common Shares" means the issued and outstanding common shares of Garson Gold, including all common shares issued prior to the Expiry Time upon the conversion, exchange or exercise of Convertible Securities, and **"Common Share"** means any one Common Share of Garson Gold;

"Compulsory Acquisition" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular;

"**Contemplated Transactions**" means the making of the Offer, the consummation of the transactions contemplated in the Support Agreement and all actions and negotiations in contemplation thereof, including the Offer, the take-up of Common Shares under the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction and any subsequent combination of Alexis and Garson Gold;

"Convertible Securities" means Options, Warrants, the Debenture or other securities convertible into or exchangeable or exercisable for Common Shares.

"CRA" means the Canada Revenue Agency;

"**Debenture**" means the convertible debenture issued pursuant to the credit agreement and associated documentation made between New Britannia Mine Ltd., Garson Gold and RMB Australia Holdings Limited dated for reference July 15, 2008;

"Depositary" means Equity Transfer & Trust Company the depositary for the Offer;

"Deposited Shares" has the meaning ascribed thereto under "Manner of Acceptance — Dividends and distributions" in Section 3 of the Offer;

"designated stock exchange" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"Directors' Circular" means the Circular of the Board of Directors of Garson Gold to be delivered to Shareholders in connection with the Offer;

"Distributions" has the meaning ascribed thereto under "Manner of Acceptance — Dividends and Distributions" in Section 3 of the Offer;

"Dissenting Shareholders" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular;

"DTC" means The Depository Trust Company;

"Effective Time" has the meaning ascribed thereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offer;

"Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

"Expiry Date" means December 18, 2009, or such later date or dates as may be fixed by Alexis from time to time as provided under ''Extension, Variation or Change in the Offer" in Section 5 of the Offer, unless the Offer is withdrawn by Alexis;

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by Alexis from time to time as provided under "Extension, Variation or Change in the Offer" in Section 5 of the Offer, unless the Offer is withdrawn by Alexis;

"**Fairness Opinion**" means the fairness opinion dated October 20, 2009 of Haywood Securities Inc. to the Garson Gold Special Committee;

"fully diluted basis" means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all Options, Warrants, the Debenture and other securities of Garson Gold that are convertible into or exchangeable or exercisable for Common Shares, whether vested or unvested, were converted into or exchanged or exercised, as applicable, for Common Shares;

"Garson Gold" or the **"Company"** means Garson Gold Corp., a company existing under the laws of the Province of British Columbia;

"Garson Gold Budget" has the meaning set out in Section 5.1(b)(xiii) of the Support Agreement;

"Garson Gold Special Committee" means the Special Committee of the Board of Directors of Garson Gold;

"Governmental Authority" means (a) any domestic, federal, state, provincial, territorial, municipal, local, foreign or supranational regulatory authority or government department or agency, commission, ministry, office, court, tribunal, Crown corporation, stock exchange, central bank, or any other similar entity having jurisdiction over the affairs of Garson Gold or its subsidiaries, (b) any subdivision or authority thereof or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

"Information Agent" means Kingsdale Shareholder Services Inc., the information agent for the Offer;

"IRS" has the meaning ascribed thereto under "Certain United States Federal income Tax Considerations" in Section 22 of the Circular;

"Laws" means all applicable laws including Securities Laws, statutes, by-laws, rules, regulations, orders, codes, policies, notices and directions and judicial, arbitral, administrative, ministerial or departmental judgments, awards, or other requirements of any Governmental Authority, court or other authority having jurisdiction over the applicable party;

"Letter of Transmittal" means the Letter of Transmittal (printed on green paper) in the form accompanying the Offer and Circular, or a manually signed facsimile thereof;

"Loan Agreement" means the loan agreement entered into between Alexis and New Britannia Mine Ltd, a wholly owned subsidiary of Garson Gold, pursuant to which New Britannia Mine Ltd. may borrow $500,000 bearing interest at 12% per annum;

"Lock-Up Agreements" means, collectively, the Lock-Up Agreements entered into by each of the officers and directors of Garson Gold, as amended;

"Locked-Up Shareholders" means, collectively, the officers and directors of Garson Gold;

"Locked-Up Shares'' means those Common Shares held by the Locked-Up Shareholders and subject to the Lock-Up Agreements;

"Mark-to-Market Election" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"**Material Adverse Change**" or a "**Material Adverse Effect**" means any change, effect, event or occurrence that is, or would reasonably be expected to, individually or in the aggregate with any other change, effect, event or occurrence, (a) be material and adverse to the business, affairs, properties, operations, claims, rights, privileges, results of operations, liabilities (including contingent liabilities) or financial condition of Garson Gold and its subsidiaries, taken as a whole, (b) prevent Garson Gold from performing its obligations under the Support Agreement in any material respect, or (c) result in an impairment on the ability of Alexis and its Subsidiaries to continue operating the business of Garson Gold and its Subsidiaries after the Effective Time in substantially the same manner as it was operated immediately prior to the date of the Support Agreement; provided, however, that any change, effect, event or occurrence: (i) resulting from the announcement of the execution of the Support Agreement or the Contemplated Transactions or the performance of any obligation under the Support Agreement; (ii) relating to general political, economic or financial conditions in Canada (provided that Garson Gold is not disproportionately affected by such changes); (iii) resulting from changes affecting the mineral exploration and development industry in Canada to the extent that they do not disproportionately affect Garson Gold and its Subsidiaries; (iv) relating to any action or inaction taken by Garson Gold or its Subsidiaries at the written request of Alexis in accordance with the terms of the Support Agreement; (v) relating to any change in applicable Laws (including tax laws) or regulation or GAAP; (vi) relating to any natural disaster, to the extent that it does not disproportionately affect Garson Gold and its Subsidiaries; (vii) relating to the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, but which shall not include any aboriginal act or claim; (viii) that is a change in the market price of the Common Shares on TSXV; or (ix) relating to a decline in the working capital of Garson Gold that is in accordance with the Garson Gold Budget; shall be deemed not to constitute a "Material Adverse Change" or a "Material Adverse Effect" and shall not be considered in determining whether a "Material Adverse Change" or a "Material Adverse Effect" has occurred;

"Minimum Deposit Condition" has the meaning ascribed thereto under "Conditions of the Offer" in Section 4 of the Offer;

"MI 61-101" means Multilateral Instrument 61-101 - *Protection of Minority Security Holders in Special Transactions,* as amended, supplemented or replaced from time to time;

"MI 62-104" means Multilateral Instrument 62-104 - *Take-Over Bids and Issuer Bids,* as amended, supplemented or replaced from time to time;

"NI 43-101" means National Instrument 43-101 - *Standards of Disclosure for Mineral Projects,* as amended, supplemented or replaced from time to time;

"Non-Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations'" in Section 21 of the Circular;

"non-US Holder" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"Notice of Guaranteed Delivery" means the Notice of Guaranteed Delivery (printed on blue paper) in the form accompanying the Offer and Circular, or a manually signed facsimile thereof;

"Offer" means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms set out herein;

"Offer and Circular" means the Offer and the Circular, including the Summary, the Glossary and the Schedule to the Offer and Circular;

"Offer Consideration" has the meaning ascribed thereto under "The Offer" in Section 1 of the Offer;

"Offeror" means Alexis Minerals Corporation, a corporation existing under the laws of the Province of Ontario;

"Offeror's Notice" has the meaning ascribed thereto under ''Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular;

"**Offeror Material Adverse Change**" or a "**Offeror Material Adverse Effect**" means any change, effect, event or occurrence that is, or would reasonably be expected to, individually or in the aggregate with any other change, effect, event or occurrence, (a) be material and adverse to the business, affairs, properties, operations, claims, rights, privileges, results of operations, liabilities (including contingent liabilities) or financial condition of Alexis and its Subsidiaries, taken as a whole, (b) prevent Alexis from performing its obligations under the Support Agreement in any material respect, or (c) result in an impairment on the ability of Alexis and its Subsidiaries to continue operating the business of Alexis and its Subsidiaries after the Effective Time in substantially the same manner as it was operated immediately prior to the date of the Support Agreement; provided, however, that any change, effect, event or occurrence: (i) resulting from the announcement of the execution of the Support Agreement or the Contemplated Transactions or the performance of any obligation under the Support Agreement; (ii) relating to general political, economic or financial conditions in Canada (provided that Alexis is not disproportionately affected by such changes); (iii) resulting from changes affecting the mineral exploration and development industry in Canada to the extent that they do not disproportionately affect Alexis and its Subsidiaries; (iv) relating to any action or inaction taken by Alexis or its Subsidiaries at the written request of Garson Gold in accordance with the terms of the Support Agreement; (v) relating to any change in applicable Laws (including tax laws) or regulation or GAAP; (vi) relating to any natural disaster, to the extent that it does not disproportionately affect Alexis and its Subsidiaries; (vii) relating to the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, but which shall not include any aboriginal act or claim; or (ix) that is a change in the market price of the common shares of Alexis on the TSX; shall be deemed not to constitute an "Offeror Material Adverse Change" or an "Offeror Material Adverse Effect" and shall not be considered in determining whether an "Offeror Material Adverse Change" or an "Offeror Material Adverse Effect" has occurred;

"Options" means any options to acquire Common Shares issued pursuant to Garson Gold's Stock Option Plan;

"OSC" means the Ontario Securities Commission;

"OSC Rule 62-504" means OSC Rule 62-504 — *Take-Over Bids and Issuer Bids*, as amended, supplemented or replaced from time to time;

"Outside Date" means 120 days from the date of the Support Agreement, subject to the right of either Alexis or Garson Gold to postpone the Outside Date for up to an additional 120 days (in increments of 30 days) if applicable regulatory approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Authority, by giving written notice to the other party to such effect no later than 5:00 p.m. (Vancouver time) on the date that is ten days (or such shorter period as is practical in the circumstances) prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by Alexis and Garson Gold;

"PFIC" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"Proposed Amendments" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"Purchased Securities" has the meaning ascribed thereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offer;

"QEF" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"QFC" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"Redeemable Shares" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"Reorganization" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"SEC" means the United States Securities and Exchange Commission;

"**Securities Laws**" means all applicable Canadian provincial and territorial securities laws;

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

"SEDI" means the System for Electronic Disclosure by Insiders;

"Seller" means, a person named on Schedule A of each of the Lock-Up Agreements;

"Shareholders" means, collectively, the holders of Common Shares, and **"Shareholder"** means any one of them;

"Stock Option Plan" means Garson Gold's stock option plan approved by the Shareholders on January 27, 2009, as amended, supplemented or replaced from time to time;

"Subject Securities" means (A) all the Common Shares listed on Schedule A of each of the Lock-Up Agreements; and (B) any Common Shares which are issued following the date of the Lock-up Agreements and prior to the Expiry Time on the exercise, conversion or exchange of all options and warrants which are listed on Schedule A of the Lock-Up Agreements;

"**Superior Proposal**" has the meaning ascribed thereto in Section 5 of the Circular under "Agreements Relating to the Offer – Support Agreement";

"**Support Agreement**" means the support agreement dated October 19, 2009 between Alexis and Garson Gold;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction" in Section 20 of the Circular;

"subsidiary" has the meaning ascribed thereto in the BCBCA;

"take up" in reference to Common Shares means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and **"taking up"** and **"taken up"** have corresponding meanings;

"Tax Act" means the *Income Tax Act* (Canada) and all regulations made thereunder, as amended, supplemented or replaced from time to time;

"taxable Canadian property" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"taxable capital gain" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"Technical Experts" has the meaning ascribed thereto under "Experts" in Section 26 of the Circular;

"treaty-protected property" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"United States" or "US" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"US Exchange Act" means the United States *Securities Exchange Act of 1934, as* amended, supplemented or replaced from time to time and the rules and regulations promulgated thereunder;

"US Holders" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"US Securities Act" means the United States *Securities Act of 1933,* as amended, supplemented or replaced from time to time and the rules and regulations promulgated thereunder;

"Valuation Requirements" has the meaning ascribed thereto under "Regulatory Matters — Canadian Securities Laws" in Section 19 of the Circular; and

"**Warrants**" means the 47,620,016 common share purchase warrants of Garson Gold each exercisable to acquire one previously unissued Common Share ranging in expiry dates from December 21, 2009 to September 10, 2011 and ranging in exercise price from $0.10 to $0.35.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer but not otherwise defined herein, are defined in the Glossary.

November 11, 2009

TO: THE HOLDERS OF COMMON SHARES OF GARSON GOLD

1. The Offer

Alexis is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, other than Common Shares beneficially owned by Alexis, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Convertible Securities, on the basis of 0.29 of a Alexis Common Share for each Common Share (the "**Offer Consideration**").

Each Shareholder will receive the Offer Consideration in respect of all of the Shareholder's Common Shares validly deposited under the Offer and not properly withdrawn, subject to adjustment for fractional shares.

The Offer represents a premium of approximately 41.9% over the October 19, 2009 closing price of the Common Shares on the TSXV of $0.095, based on a closing price of $0.465 per Alexis Common Share on the TSX on that same date, which was the last trading day prior to Alexis' announcement of its intention to make an Offer. The Offer also represents a premium of approximately 79.5% based on the respective volume weighted average trading prices of Alexis and Garson Gold for the 20 trading days ended October 19, 2009.

Garson Gold has announced that the Board of Directors has, by unanimous resolution: (i) approved the Offer and the Support Agreement; (ii) determined that the Offer is in the best interest of Garson Gold and fair to the Shareholders (other than the Offeror and its associates and affiliates); and (iii) recommended that the Shareholders accept the Offer.

Alexis owns and controls an aggregate of approximately 14.76% of the issued and outstanding Common Shares and holds 13,500,000 Warrants that are exercisable for Common Shares at a price of $0.12 per Warrant until September 8, 2011. In addition, pursuant to Lock-Up Agreements entered into with each of the officers and directors of Garson Gold, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate 3.05% of the issued and outstanding Common Shares. In addition, the Offer has the support of Kinross Gold Corporation who holds approximately 7.7% of the issued and outstanding Common Shares. See Section 4 of the Circular, "Agreements Relating to the Offer – Lock-Up Agreements".

The Offer is made only for Common Shares and is not made for any Convertible Securities. Any holder of such Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Convertible Securities in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have certificates representing the Common Shares on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer.

If any holder of Convertible Securities does not exercise such Convertible Securities prior to the Expiry Time, such Convertible Securities will remain outstanding; provided, however, that Alexis presently intends to take such actions as are necessary to ensure that after completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, a Convertible Security will become an option or right to acquire a number of Alexis Common Shares based upon the price for Common Shares offered under the Offer.

Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event Alexis elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular.

No fractional Alexis Common Shares will be issued pursuant to the Offer. Where the aggregate number of Alexis Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Alexis Common Share being issuable, the number of Alexis Common Shares to be received by such Shareholder will be rounded down to the nearest whole number.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time, being 5:00 p.m. (Toronto time) on December 18, 2009, or such later time or times and date or dates as may be fixed by Alexis from time to time pursuant to Section 5 of the Offer "Extension, Variation or Change in the Offer"", unless the Offer is withdrawn by Alexis.

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal (printed on green paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a) the certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b) a Letter of Transmittal in the form accompanying the Offer or a manually signed facsimile thereof, properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

(c) all other documents required by the instructions set out in the Letter of Transmittal.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their respective participants as to the method of depositing such Common Shares under the terms of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith or if the certificates for Alexis Common Shares issuable are to be delivered to a person other than the registered holder, and in certain other circumstances as set out in the Letter of Transmittal, (i) the accompanying certificate(s) representing the Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s), and (ii) the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

In addition, Common Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading "Procedure for Guaranteed Delivery" or in compliance with the procedures for book-entry transfers set out below under the heading "Acceptance by Book-Entry Transfer".

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a properly completed and executed Notice of Guaranteed Delivery (printed on blue paper) in the form accompanying the Offer, or a manually signed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery; and

(c) the certificate(s) representing all deposited Common Shares together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Common Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message (as defined below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder's Common Shares into the Depositary's account in accordance with DTCs procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent's Message in respect thereof, or a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent's Message should be sent to the Depositary.

The term "Agent's Message" means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Alexis may enforce such agreement against such participant.

General

The Offer will be deemed to be accepted only if the Depositary has actually physically received the requisite documents at or before the time specified. In all cases, payment of the Offer Consideration for the Common Shares deposited and taken up by Alexis under the Offer will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares (or, in the case of book-entry transfer to the Depositary, a Book-Entry Confirmation for the Common Shares), (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (or in the case of Common Shares deposited using the procedures for book-entry transfer established by DTC, an Agent's Message), and (c) all other required documents.

The method of delivery of certificate(s) representing Common Shares (or a Book-Entry Confirmation for the Common Shares, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Shareholder depositing those documents. Alexis recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares under the Offer.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by Alexis in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Alexis reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the applicable Laws of any jurisdiction. Alexis reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of Alexis, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Alexis' interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

Under no circumstances will any amount be paid by Alexis or the Depositary by reason of any delay in exchanging any Common Shares or in making payment of the Offer Consideration for Common Shares or in lieu of fractional Alexis Common Shares to any person on account of Common Shares accepted for exchange under the Offer.

Alexis reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to Alexis all right, title and interest in and to the Common Shares covered by the Letter of Transmittal or book-entry transfer (the "**Deposited Shares**") and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**").

Power of Attorney

The execution of a Letter of Transmittal (or in the case of Common Shares deposited by book-entry transfer, by making a book-entry transfer), irrevocably constitutes and appoints, effective at and after the time (the "**Effective Time**") that Alexis takes up the Deposited Shares, each director or officer of Alexis, and any other person designated by Alexis in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by the Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "**Purchased Securities**") with respect to such Purchased Securities, with full powers of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a) to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Garson Gold;

(b) for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Alexis, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Alexis in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, to designate in such instruments, authorizations or consents any person or persons as the proxy of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Garson Gold;

(c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d) to exercise any other rights of a Shareholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 7 of the Offer, "Withdrawal of Deposited Common Shares".

A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Garson Gold and, except as may otherwise be agreed to with Alexis, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Alexis any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Alexis as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including book-entry transfer) to execute, upon request of Alexis, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Alexis. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement; Shareholder's Representations and Warranties

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and Alexis, effective immediately following the time at which Alexis takes up Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares including, without limitation, any Distributions, (ii) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and any Distributions deposited under the Offer, (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions to any other person, (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (v) when the Deposited Shares and Distributions are taken up and paid for by Alexis, Alexis will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer or the Support Agreement, Alexis will have the right to withdraw the Offer and not take up and pay for, or, subject to the terms and conditions of the Offer, extend the period of time during which the Offer is open and postpone taking up and paying for, the Common Shares deposited under the Offer (including Common Shares issued after the date of the Offer and prior to the Expiry Time on the exercise of Options and Warrants) unless all of the following conditions are satisfied or Alexis has waived them in whole or in part at or prior to the Expiry Time:

(a) there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time, such number of Common Shares which, together with any Common Shares beneficially owned or over which control or direction is exercised by Alexis and its affiliates and joint actors, represents at least 66⅔% of the issued and outstanding Common Shares (the "**Minimum Deposit Condition**");

(b) all government or regulatory approvals (including those of applicable stock exchanges or securities law regulatory authorities) that in Alexis' reasonable judgement are necessary to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Alexis, acting reasonably;

(c) all required shareholder approvals that are necessary under applicable Laws, including for greater certainty any requirements of the TSX, to complete the Offer shall have been obtained, each on terms and conditions satisfactory to Alexis, acting reasonably;

(d) all required consents and authorizations that in Alexis' reasonable judgement are necessary to satisfy payments to officers and directors arising out of severance and change of control payments, as set out in the Garson Gold disclosure letter shall have been obtained;

(e) (i) no act, action, suit, demand or proceeding shall have been taken by or before any Canadian or foreign court, tribunal or Governmental Authority or administrative agency or commission or by or before any elected or appointed public official in Canada or elsewhere; and

(ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied; in each case

(A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Alexis of any of the Common Shares or the right of Alexis to own or exercise full rights of ownership of the Common Shares (either pursuant to the Offer or a Subsequent Acquisition Transaction); or

(B) which, if the Offer or Compulsory Acquisition or Subsequent Acquisition Transaction was consummated, would reasonably be expected to lead to a Material Adverse Change or to materially adversely affect Alexis;

(C) which would materially and adversely affect the ability of Alexis to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any Common Shares deposited under the Offer;

(D) seeking to prohibit or limit the ownership or operation by Alexis of any material portion of the business or assets of Garson Gold or the subsidiaries or to compel Alexis to dispose of or hold separate any material portion of the business or assets of Garson Gold or any of the subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);

(f) Alexis shall have determined, in its sole judgment, acting reasonably, that there does not exist any prohibition at Law against Alexis making or maintaining the Offer, taking up and paying for any Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(g) Alexis shall have determined, in its sole judgment, acting reasonably, that there has not occurred any Material Adverse Change;

(h) Alexis shall have determined, in its sole judgment, acting reasonably, that:

(i) all representations and warranties of Garson Gold qualified by references to materiality or to Material Adverse Effect shall be true and correct in all respects, and all representations and warranties not qualified by materiality or to Material Adverse Effect shall be true and correct in all material respects, in either case as if made on and as of the date of the expiry of the Offer (except to the extent such representations and warranties speak as to an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date); and

(ii) Garson Gold has performed all of the covenants and agreements to be performed by it under the Support Agreement in all material respects;

and the Offeror shall have received a certificate to that effect from the President and Chief Executive Officer and the Chief Financial Officer (or other officer reasonably satisfactory to Alexis) to that effect;

(i) Garson Gold shall not have knowingly or intentionally breached a covenant in Article 6 of the Support Agreement; and

(j) the Support Agreement shall not have been terminated or Alexis shall have determined in its sole judgment, acting reasonably, that such termination shall not affect the ability of Alexis to consummate the Offer or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction or that such termination was not related to any matter that is materially adverse to the business of Garson Gold or to the value of the Common Shares to Alexis.

The foregoing conditions are for the exclusive benefit of Alexis and may be waived by it in whole or in part at any time and from time to time without prejudice to any other rights which Alexis may have. The foregoing conditions may be asserted by Alexis in its sole discretion at any time, regardless of the circumstances giving rise to any such assertion, including any action or inaction by Alexis. The failure by Alexis at any time to exercise any of the foregoing rights shall not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time.

The foregoing conditions are subject to Alexis' notification obligations with respect to changes in the information contained in the Offer and Circular that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, as described in Section 5 of the Offer, "Extension, Variation or Change in the Offer".

The foregoing conditions shall be conclusively deemed to have been satisfied or waived upon the taking up by Alexis of any Common Shares pursuant to the Offer.

Any waiver of a condition or the termination or withdrawal of the Offer shall be deemed to have been given and to be effective upon written notice or other communication confirmed in writing by Alexis to that effect to the Depositary at its office in Toronto, Ontario. Forthwith after giving any such notice, Alexis will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Laws, will cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth under "Notices and Delivery" in Section 10 of the Offer, and will provide a copy of the aforementioned notice to the TSX and TSXV. If the Offer is withdrawn, Alexis will not be obligated to take up, accept for payment or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificates for Deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5. Extension, Variation or Change in the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in Alexis' sole discretion, unless the Offer is withdrawn by Alexis.

Subject to the limitations hereafter described, Alexis reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Date or the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all registered Shareholders whose Common Shares have not been taken up prior to the extension or variation. Alexis shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX and the TSXV. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Toronto, Ontario.

Where the terms of the Offer are varied, the Offer will not expire before ten days after the notice of such change or variation has been given to Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by any applicable securities regulatory authorities.

If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Alexis or of an affiliate of Alexis unless it is a change in a material fact relating to the Alexis Common Shares), Alexis will give written notice of such change to the Depositary at its office in Toronto, Ontario and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth under ''Notices and Delivery" in Section 10 of the Offer, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Laws. As soon as possible after giving notice of a change in information to the Depositary, Alexis will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX and TSXV. Any notice of change in information will be deemed to have been given and to be effective on the day that it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

Notwithstanding the foregoing but subject to applicable Laws, the Offer may not be extended by Alexis if all of the terms and conditions of the Offer, except those waived by Alexis, have been fulfilled or complied with, unless Alexis first takes up all Common Shares then validly deposited under the Offer and not properly withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Alexis in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Common Shares''. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by Alexis of any of its rights set out under "Conditions of the Offer" in Section 4 of the Offer.

If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, such increased consideration will be paid to each of the depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6. Take Up and Payment for Deposited Common Shares

If all the conditions referred to under "Conditions of the Offer" in Section 4 of the Offer have been fulfilled or waived by Alexis at or prior to the Expiry Time, Alexis will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn promptly after the Expiry Time and, in any event, not later than ten calendar days after the Expiry Time. Any Common Shares taken up under the Offer will be paid for promptly and, in any event, not more than three business days after taking up such Common Shares. Subject to applicable Laws, any Common Shares deposited under the Offer after the first date on which Common Shares have been taken up by Alexis under the Offer but prior to the Expiry Time will be taken up and paid for promptly and, in any event, within ten calendar days of such deposit.

Alexis will be deemed to have taken up and accepted for payment Common Shares validly deposited and not properly withdrawn under the Offer if, as and when Alexis gives written notice or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect. Subject to applicable Laws, Alexis expressly reserves the right in its sole discretion to delay taking up and paying for any Common Shares or to, on or after the initial Expiry Time, withdraw or terminate the Offer and not take up or pay for any Common Shares if any condition specified under "Conditions of the Offer" in Section 4 of the Offer is not fulfilled or waived, by giving written notice thereof or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario.

Alexis also expressly reserves the right, in its sole discretion, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable Laws or government regulatory approval. Alexis will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

Alexis will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient share certificates representing the Alexis Common Shares for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by Alexis or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Alexis, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from Alexis and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

No fractional Alexis Common Shares will be issued pursuant to the Offer. Where the aggregate number of Alexis Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Alexis Common Share being issuable, the number of Alexis Common Shares to be received by such Shareholder will be rounded down to the nearest whole number.

Settlement with each Shareholder who has deposited Common Shares pursuant to the Offer will be made by the Depositary forwarding a share certificate representing the Alexis Common Shares to which the depositing Shareholder is entitled. Unless otherwise directed in the Letter of Transmittal, share certificates representing the Offer Consideration will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the certificates representing the Alexis Common Shares for pick-up by checking the appropriate box in the Letter of Transmittal, such share certificates will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate(s) representing Alexis Common Shares will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Garson Gold. Certificates representing Alexis Common Shares mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

7. Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 7 of the Offer or otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a) at any time before the Common Shares have been taken up by Alexis under the Offer;

(b) if the Common Shares have not been paid for by Alexis within three business days after having been taken up; or

(c) at any time before the expiration of ten days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to adept or reject the Offer (other than a change that is not within the control of Alexis or of an affiliate of Alexis unless it is a change in a material fact relating to the Alexis Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days)

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Governmental Entities) and only if such deposited Common Shares have not been taken up by Alexis at the date of the notice.

Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually physically received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares that are to be withdrawn and (c) must specify such person's name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer "Manner of Acceptance - Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC as applicable.

A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual physical receipt by the Depositary of the properly completed and executed written notice of withdrawal.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Alexis in its sole discretion, and such determination will be final and binding. Neither the Depositary, Alexis nor any other person shall be under any duty or obligation to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If Alexis extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to Alexis' other rights, Common Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of Alexis and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Common Shares withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 30 of the Circular, "Statutory Rights".

8. Return of Deposited Common Shares

Any deposited Common Shares that are not taken up and paid for by Alexis pursuant to the terms and conditions of the Offer for any reason will be returned, at Alexis' expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Garson Gold, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in "Manner of Acceptance — Acceptance by Book-Entry Transfer" in Section 3 of the Offer, such Common Shares will be credited to the depositing holder's account maintained with CDS or DTC, as applicable.

9. Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, Garson Gold should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any Options or other securities that are convertible into or exchangeable or exercisable for Common Shares, or disclose that it has taken or intends to take any such action, then Alexis may, in its sole discretion and without prejudice to its rights under "Conditions of the Offer" in Section 4 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefore) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See "Extension, Variation or Change in the Offer" in Section 5 of the Offer.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Alexis free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Offer, Garson Gold should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Alexis or its nominee or transferee on the securities registers maintained by or on behalf of Garson Gold in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under "Conditions of the Offer" in Section 4 of the Offer), (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Alexis until Alexis pays for such Common Shares, and to the extent that the value of such dividends, distributions or payments do not exceed the value of the Offer Consideration per Common Share payable by Alexis pursuant to the Offer, the Offer Consideration per Common Share, as the case may be pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholder for the account of Alexis and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Alexis, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments, the aggregate value of which exceeds the value of the Offer Consideration per Common Share payable by Alexis pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Alexis and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Alexis, accompanied by appropriate documentation of transfer. Pending such remittance, Alexis will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire Offer Consideration payable by Alexis under the Offer or deduct from the Offer Consideration payable by Alexis under the Offer the amount or value thereof, as determined by Alexis in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular or "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular.

10. Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by Alexis or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their respective addresses as shown on the securities registers maintained by or on behalf of Garson Gold and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing.

Except as otherwise required or permitted by applicable Laws, if mail service is interrupted or delayed following mailing, Alexis intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada are not open for the deposit of mail any notice which Alexis or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (a) it is given to the TSX and the TSXV for dissemination through their facilities; (b) it is published once in the National Edition of The Globe and Mail or The National Post; or (c) it is given to the Canada News Wire Service.

The Offer and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Common Shares or made available in such other manner as is permitted by applicable Laws and Alexis will use its reasonable efforts to furnish such documents to investment advisors, stock brokers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear in the securities registers maintained by or on behalf of Garson Gold in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Common Shares when such listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal or in the Notice of Guaranteed Delivery, as applicable.

11. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if Alexis determines that delivery thereof by mail may be delayed. Persons entitled to such certificate(s) and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as Alexis has determined that delivery by mail will no longer be delayed. Alexis shall provide notice of any such determination in accordance with Section 10 of the Offer, "Notices and Delivery". Notwithstanding the provisions set out under "Take Up and Payment for Deposited Common Shares'" in Section 6 of the Offer, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12. Common Shares Not Deposited under the Offer

The purpose of the Offer is to enable Alexis to acquire all of the outstanding Common Shares. If a sufficient number of Common Shares are validly deposited under the Offer and are taken up and paid for by Alexis, Alexis currently intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the Common Shares not deposited under the Offer as described in Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer".

13. Market Purchases

The Offeror reserves the right to acquire, or to cause an affiliate to acquire, beneficial ownership of Common Shares by making purchases through the facilities of the TSXV, subject to applicable Laws, prior to the Expiry Time. In no event will the Offeror make any such purchases of Common shares until the third Business Day following the date of the Offer. The aggregate number of Common Shares acquired by the Offeror through the facilities of the TSXV during the course of the Offer shall not exceed 5% of the outstanding Common Shares as of the date of the Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSXV on each day on which the Common Shares have been purchased. If the Offeror purchases Common Shares through the facilities of the TSXV while the Offer is outstanding, the Common Shares so purchased will be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, subject to applicable Laws, it reserves the right to enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time.

For the purposes of this Section 13, the term "Alexis" includes Alexis and any person acting jointly or in concert with Alexis.

14. Other Terms of the Offer

(a) The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b) In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Alexis by brokers or dealers licensed under the laws of such jurisdiction.

(c) Alexis reserves the right to transfer to one or more affiliates of Alexis the right to purchase all or any portion of the Common Shares deposited under the Offer, but any such transfer will not relieve Alexis of its obligations under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

(d) No broker, dealer or other person has been authorized to give any information or make any representation on behalf of Alexis not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broken dealer or other person shall be deemed to be the agent of Alexis or the Depositary for the purposes of the Offer.

(e) The provisions of the Glossary, the Summary of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

(f) Alexis, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g) Alexis reserves the right to waive any defect in acceptance with respect to any particular Common Shares or any particular Shareholder. There shall be no duty or obligation of Alexis, the Depositary or any other person to give notice of any defect or irregularity in the deposit of any Common Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

(h) The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Alexis may, in its sole discretion, take such action as Alexis may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: November 11, 2009

ALEXIS MINERALS CORPORATION

Per: *Signed*

DAVID RIGG

President and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated November •, 2009 by Alexis to purchase all of the issued and outstanding Common Shares. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Capitalized terms used in this Circular but not otherwise defined herein, are defined and have the meanings set out in the Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning Garson Gold contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file of Garson Gold with Canadian securities regulatory authorities and other public sources available at the time of the Offer. Although Alexis has no knowledge that would indicate that any statements contained herein relating to Garson Gold taken from or based upon such documents and records are untrue or incomplete, neither Alexis nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Garson Gold to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to Alexis.

1. Alexis

Alexis is a Canadian mining and exploration company engaged, directly and indirectly through joint ventures, in the operation, development and exploration of mineral properties principally located in Val d'Or and Rouyn-Noranda, Quebec. Alexis owns one producing gold mine in Val d'Or and the right to earn a 100% interest in the Lac Pelletier gold property in Rouyn-Noranda.

In Rouyn-Noranda, Quebec Alexis maintains an option with Thundermin Resources Ltd. on the Lac Pelletier Property whereby Alexis can earn a 100% interest in approximately 7.2 square kilometres under certain agreed conditions. In addition, Alexis holds a 50% interest in certain properties in the prospective Rouyn-Noranda base metal and gold camp, Québec, in joint venture with Xstrata Copper Ltd. The Noranda properties cover approximately 786 square kilometres in the Rouyn-Noranda area including approximately 65% of the central Rouyn-Noranda mining camp.

Alexis is a corporation existing under the Business Corporations Act (Ontario). Alexis' head office and registered office is located at 65 Queen Street West, Suite 800, Toronto, Ontario M5H 2M5.

Alexis is a reporting issuer in each of the Provinces of British Columbia, Alberta, Ontario and Quebec. The Alexis Common Shares are listed and posted for trading on the TSX under the symbol "AMC". On October 19, 2009, the last trading day prior to Alexis' announcement of its intention to make the Offer, the closing price of the Alexis Common Shares on the TSX was $0.465.

See Section 10 of the Circular, "Certain Information Concerning Alexis and its Common Shares". See also "Background to the Offer" in Section 3 of the Circular and "Benefits of and Reasons to Accept the Offer" in Section 5 of the Circular.

For further information regarding Alexis, reference is made to Alexis' filings with the Canadian securities regulatory authorities available under the Alexis profile on SEDAR at www.sedar.com. See "Documents Incorporated by Reference" in Section 11 of the Circular.

2. Garson Gold

Garson Gold holds a 100% interest in the New Britannia Gold Mine Project in Snow Lake, Manitoba and the Copper Prince and the McMillan Gold Mine properties located in Ontario. Garson Gold's principal asset is the New Britannia Gold Mine Project, which covers approximately 4,840 hectares and includes the historic New Britannia Gold Mine which operated from 1949 to 1958 and again from 1995 to 2005 and produced approximately 1.44 million ounces of gold. The resource estimate at the NBM property, audited by Micon International Ltd. in accordance with CIM classifications pursuant to NI 43-101, is available for viewing on the profile of Garson Gold on SEDAR at www.sedar.com. Infrastructure at the New Britannia Gold Mine includes a fully-permitted 2,150 tonne per day modern mill and tailings facility, and associated plant and equipment. The

New Britannia Gold Mine consists of over ten known mineralized zones including four gold deposits with NI 43-101 resources, three of which are historic production sites.

Alexis owns and controls 31,092,000 Common Shares, representing approximately 14.76% of the outstanding Common Shares and holds 13,500,000 Warrants that are exercisable for Common Shares at a price of $0.12 per Warrant until September 8, 2011. See Section 12 of the Circular, "Ownership of and Trading in Shares of Garson Gold". In addition, pursuant to Lock-Up Agreements entered into with each of the officers and directors of Garson Gold, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Common Shares representing in the aggregate 3.05% of the issued and outstanding Common Shares. In addition, the Offer has the support of Kinross Gold Corporation who holds approximately 7.7% of the issued and outstanding Common Shares. See Section 4 of the Circular, "Agreements Relating to the Offer – Lock-Up Agreements".

Garson Gold was formed upon the amalgamation of Garson Resources Ltd. and Piper Capital Inc. on June 28, 2007 under the BCBCA. Garson Gold's head office and registered and records office is located at 470 Granville Street, Suite 322, Vancouver, British Columbia V6C 1V5.

Garson Gold is a reporting issuer in each of the Provinces of British Columbia, Alberta and Ontario. The Common Shares are listed and posted for trading on the TSXV under the symbol "GG". On October 19, 2009, the last trading day prior to Alexis' announcement of its intention to make the Offer, the closing price of the Common Shares on the TSXV was $0.095.

See "Background to the Offer" in Section 3 of the Circular and "Benefits of and Reasons to Accept the Offer" in Section 5 of the Circular.

For further information regarding Garson Gold, reference is made to Garson Gold's filings with the Canadian securities regulatory authorities available under the profile of Garson Gold on SEDAR at www.sedar.com.

3. Background to the Offer

In July 2009, representatives of Alexis and Garson Gold entered into discussions in order to review a possible business transaction. These discussions led Alexis and Garson Gold to enter into a confidentiality agreement. On July 28, 2009, Garson announced it would undergo a private placement and Alexis subsequently proposed to support the private placement, subject to a site visit. Representatives of Alexis, as part of their due diligence, visited the New Britannia Mine while continuing to hold ongoing discussions with Garson Gold.

On September 10, 2009, Garson Gold completed a brokered private placement of units and flow through units, which raised gross proceeds of $2,075,000 for Garson Gold. Alexis subscribed for $1,350,000 (or 27,000,000 units), which represented approximately 12.8% of the issued and outstanding Common Shares at that time. As part of the private placement, Alexis requested and received an anti-dilution agreement (limited to 12.8% of the issued and outstanding Common Shares) and a right to appoint a representative to the Board of Directors. The right to appoint a director has not been exercised by Alexis. On completion of the private placement, Alexis filed an early warning report indicating that it held 14.8% of the Common Shares.

Subsequent to the private placement, representatives of Alexis approached Garson Gold's management to explore the possibility of a merger transaction and discussed the relative valuations and exploration opportunities of the respective companies and the benefits of combining the two companies. A number of other ancillary issues associated with the proposed merger transaction were identified and discussed including but not limited to: the provision of bridge financing by Alexis, change of control matters, severance payments, and lock-up agreements for directors and officers and certain significant Shareholders.

Prior to Alexis submitting a formal non-binding indicative proposal, management of Alexis and Garson Gold engaged in several discussions concerning the relative value of each company and expectations as to what value ranges would be suitable under a potential transaction. The companies' respective financial advisors worked together to reach a consensus to the net asset value calculations of both companies. Consideration was also given to the potential value at the New Britannia Mine under several potential production scenarios as well as the exploration upside of the property area in general.

There were numerous discussions and meetings between the respective companies' financial advisors (being Cormark Securities Inc. for Alexis and Haywood Securities Inc. for Garson Gold) and representatives of management of both companies as the outstanding issues were identified and resolved.

Subsequently, on September 30, 2009 Alexis delivered to Garson Gold a proposal to acquire Garson Gold (the "**Proposal**"). In the Proposal, Alexis proposed a transaction with Garson Gold on the basis that the Shareholders would receive 0.29 of an Alexis Common Share for each Common Share held.

The Proposal contemplated that the parties would negotiate and enter into a support agreement and that each of the officers, directors and principal Shareholders of Garson Gold would also enter into separate lock-up agreements. Other outstanding issues included settlement of severance arrangements and completion of financial and legal due diligence.

Between October 1, 2009 and October 19, 2009 management of Garson Gold and Alexis together with their legal and financial advisors negotiated the Support Agreement, setting out the terms of the proposed transaction including representations, warranties, conditions and transaction protection measures and the Lock-Up Agreements.

The Board of Directors of Alexis met to formally consider the terms and conditions of the Support Agreement and the Offer. During the early morning of October 20, 2009, the final terms of the Support Agreement, the Lock-Up Agreements and interim financing were settled. Alexis and Garson Gold entered into the Support Agreement and Alexis and the directors and officers of Garson Gold entered into the Lock-Up Agreements. Garson Gold and Alexis then informed the TSX, the TSXV and the Investment Industry Regulatory Organization of Canada that the transaction would be announced and requested that the shares of both companies be halted prior to the opening of trading. Later that day, Alexis and Garson Gold publicly announced the execution of the Support Agreement and the Lock-Up Agreements by way of a joint news release.

On November 11, 2009 Alexis and New Britannia Mine Ltd., a wholly owned subsidiary of Garson Gold, entered into a loan agreement pursuant to which New Britannia Mine Ltd. may borrow $500,000 from Alexis to finance the ongoing expenditures for the New Britannia Mine in accordance with a budget approved by Alexis (the "**Loan Agreement**").

4. Agreements Relating to the Offer

Lock-Up Agreements

Alexis entered into the Lock-Up Agreements with the Locked-Up Shareholders in respect of an aggregate of 6,399,180 Common Shares, 5,328,400 Options and 860,000 Warrants held by the Locked-Up Shareholders. The Locked-Up Shares held by the officers and directors of Garson Gold represent approximately 3.05% of the outstanding Common Shares. In addition, the Offer has the support of Kinross Gold Corporation who holds approximately 7.7% of the issued and outstanding Common Shares.

The following is a summary only of the principal terms of the Lock-Up Agreements. A complete copy of each of the Lock-Up Agreements has been filed by Alexis on SEDAR and is available at www.sedar.com. Shareholders are urged to read the complete copy of each of the Lock-Up Agreements.

Each of the Locked-Up Shareholders has covenanted that, during the period commencing on the date of each Lock-Up Agreement and continuing until the earlier of the termination of each agreement and Alexis' take up and payment of Common Shares under the Offer, it shall, among other things, not sell, transfer or encumber in any way any Subject Securities held by the Seller or waive, relinquish or modify the Seller's right to vote any Subject Securities or any other securities of Garson Gold or enter into any agreement to do any of the foregoing, other than pursuant to the Offer and the terms of the Lock-Up Agreements.

Under the Lock-Up Agreements, subject to the termination rights of each party described below, the Locked-Up Shareholders have agreed to tender the Common Shares beneficially owned thereby, or over which they exercise control or direction, to the Offer,

Generally, each of the Locked-Up Shareholders has the right to terminate its Lock-Up Agreement (and withdraw any Common Shares deposited under the Offer) if (i) the Support Agreement is terminated in accordance with its terms; (ii) there has been a breach or non-performance by the Offeror of a material obligation or covenant contained in the Lock-Up Agreement; or (iii) any representation or warranty of the Offeror contained in the Lock-Up Agreement is untrue or incorrect in any material respect, where such breach or inaccuracy is reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Lock-Up Agreement;

Provided that the Lock-Up Agreements have not been terminated by the Locked-Up Shareholders or Alexis, as the case may be, upon the satisfaction or waiver by Alexis of the conditions to the Offer, Alexis must take up the Common Shares (including the Locked-Up Shares) as soon as reasonably possible and in any event not later than the time at which it is required to take up and pay for the Common Shares (including the Locked-Up Shares) under the Offer, pursuant to applicable Laws.

Each of the Locked-Up Shareholders must deposit or cause to be deposited its Common Shares under the Offer as soon as reasonably possible but in any event not later than five business days prior to the initially scheduled Expiry Time, and thereafter not withdraw its Common Shares from the Offer, unless pursuant to the terms of the Lock-Up Agreement.

Each Locked-Up Shareholder who is a director of Garson Gold agreed to resign as a director of Garson Gold, effective as of the date Alexis takes up and pays for such number of Common Shares as is at least equal to the Minimum Tender Condition pursuant to the Offer, upon receipt of confirmation of Alexis' agreement to maintain insurance coverage as contemplated by the Support Agreement.

Support Agreement

The following is a summary only of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of the Support Agreement. The Support Agreement has been filed by Garson Gold with the securities authorities and is available on SEDAR at www.sedar.com. Capitalized terms used in this section that are not defined in the Glossary have the meanings given such terms in the Support Agreement.

The Offer

Pursuant to the Support Agreement Alexis agreed to make the Offer, subject to certain terms and conditions, and Garson Gold would support and recommend the Offer.

Conditions of the Offer

The Support Agreement provides that the Offer would be subject to certain conditions, including there being validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Common Shares that constitutes, together with Common Shares held by Alexis, its joint actors and their Affiliates, the Minimum Deposit Condition. This and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

Fairness Opinion and Support of the Offer

Garson Gold represented and warranted that (i) it had obtained a fairness opinion from Haywood Securities Inc. that the consideration to be offered to the Shareholders under the Offer is fair, from a financial point of view, to all Shareholders, other than Alexis, (ii) the Board had, following consultation with its financial and legal advisors, unanimously determined that the Offer is in the best interests of Garson Gold and the Shareholders (other than the Offeror and its affiliates and associates); and (iii) the Board had unanimously resolved to recommend acceptance of the Offer to holders of Common Shares, provided that the Offer is not amended except in accordance with the terms of the Support Agreement.

Outstanding Options/Warrants/Debenture

The Offer shall be extended to Common Shares issuable upon the exercise of the Options that are currently outstanding. Alexis shall take the necessary actions to provide that each of the Option holders shall receive upon the exercise of such Options after a Subsequent Acquisition Transaction or a Compulsory Acquisition in accordance with the terms of such options, and shall accept in lieu of the number of Common Shares otherwise issuable upon such exercise, the number of Alexis Common Shares that such holder would have been entitled to receive as a result of the Offer, if such holder was the registered holder of the number of Alexis Common Shares to which such holder was entitled upon such exercise immediately prior to the effective time of a Subsequent Acquisition Transaction or a Compulsory Acquisition and otherwise on the same terms and conditions as the Options.

The Offer shall be extended to Common Shares issuable upon the exercise of Warrants that are currently outstanding. No Offer shall be made by Alexis for the Warrants. Upon the exercise of any such Warrants after a Subsequent Acquisition Transaction or a Compulsory Acquisition, the holder of any such Warrants shall receive, in lieu of the number of Common Shares otherwise issuable upon such exercise, that number of Alexis Common Shares that such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Common Shares to which such holder was entitled upon exercise thereof immediately prior to the effective time of a Subsequent Acquisition Transaction or a Compulsory Acquisition.

The Offer shall be extended to Common Shares issuable upon the exercise of the Debenture that is currently outstanding. No Offer shall be made by Alexis for the Debenture. Upon the exercise of the Debenture after a Subsequent Acquisition Transaction or a Compulsory Acquisition, the holder of the Debenture shall receive, in lieu of the number of Common Shares otherwise issuable upon such exercise, that number of Alexis Common Shares that such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Common Shares to which such holder was entitled upon exercise thereof immediately prior to the effective time of a Subsequent Acquisition Transaction or a Compulsory Acquisition.

Compulsory Acquisition and Subsequent Acquisition Transaction

If Alexis takes up and pays for Common Shares under the Offer, Alexis agreed that it would, subject to: (i) the terms and conditions of the Support Agreement; and (ii) the receipt of any required relief, on terms and conditions satisfactory to Alexis, acting reasonably, from applicable securities regulators or authorities in respect of the Compulsory Acquisition or Subsequent Acquisition Transaction, as soon as practicable, but in any event within 120 days after the completion of the Offer, pursue and use its best commercial efforts to consummate a Subsequent Acquisition Transaction to acquire the remaining Common Shares and/or assets of Garson Gold; provided, however, that if, as of the final expiration of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the outstanding Common Shares on a fully-diluted basis as at the Expiry Time, excluding Common Shares held prior to the commencement of the Offer by Alexis or any Affiliates or associates, Alexis agreed to use its best commercial efforts, subject to the terms and conditions of the Support Agreement, to complete as soon as practicable a Compulsory Acquisition.

Representations and Warranties

Garson Gold and Alexis provided customary representations and warranties in the Support Agreement, including those relating to: organization and qualification, authority, no violations, capitalization, no Material Adverse Change, brokerage fees, conduct of business, licences, title to assets, reports (including financial statements and public disclosure record), minute books, books and records, outstanding acquisitions or dispositions, no undisclosed material liabilities, real property, no guarantees or indemnities, material contracts, litigation, officer obligations, reporting issuer status, business in compliance with laws, employment matters, tax matters, environmental matters, insurance, related party transactions, privacy laws, transferred information, and customers and suppliers.

Conduct of Business

Garson Gold agreed to continue to carry on its business in the ordinary course consistent with past practices, except as expressly permitted under the Support Agreement, required by Law, disclosed to Alexis or agreed by Alexis in writing. Without limiting the generality of the foregoing, Garson Gold agreed, subject to the said exceptions, not to (i) amend the organizational documents of Garson Gold or its subsidiaries; (ii) amend the terms of its outstanding securities; (iii) declare any dividends or make any distributions; (iv) issue or pledge any securities; (v) redeem or repurchase any securities; (vi) split, consolidate or reclassify any of its Common Shares; (vii) liquidate or dissolve; (viii) reorganize, amalgamate or merge; (ix) acquire, encumber or divest its equity interest in any other entity; (x) sell or dispose of any assets having a value in excess of $100,000; (xi) acquire another person or division thereof having a value in excess of $10,000 individually or $25,000 in the aggregate; (xii) incur any indebtedness, subject to certain exceptions; (xiii) make capital expenditures in excess of $10,000 individually or $50,000 in the aggregate or commit to same, subject to certain exceptions; (xiv) pay or discharge any claims; (xv) enter into any hedges, swaps or other financial instruments, subject to certain exceptions; (xvi) enter into, terminate, waive, modify, amend or release any material contract; (xvii) make any changes in financial or tax accounting methods; (xviii) make any material tax election or settle any material tax liability; (xix) enter into any related party contracts; (xx) enter into any transaction that might interfere with or be materially inconsistent with the successful completion of the Offer; (xxi) settle any action or proceeding with a value of more than $10,000; or (xxii) authorize or propose any of the foregoing.

Non-Solicitation

Garson Gold agreed not to, directly or indirectly:

(a) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Alternative Transaction;

(b) enter into or participate in any discussions or negotiations regarding an Alternative Transaction;

(c) withdraw, modify or qualify (or propose to do so) in a manner adverse to Alexis, the approval or recommendation of the Board of Directors of the Offer;

(d) approve, recommend or remain neutral for longer than five days regarding, or propose publicly to approve, recommend or remain neutral for longer than five days regarding, any Alternative Transaction; or

(e) accept, recommend, approve or enter into any agreement, understanding or arrangement in respect of an Alternative Transaction.

Superior Proposal

The non-solicitation covenant does not prevent the Board of Directors from entering into an agreement or engaging in discussions or negotiations with or furnishing information to any Person who has made a Superior Proposal. For these purposes, a "**Superior Proposal**" would be a transaction that results from an unsolicited bona fide, written proposal regarding a transaction that:

(a) did not result from a breach of the general non-solicitation requirements;

(b) involves the acquisition or offer by such Person of all of the outstanding Common Shares or all or substantially all of the consolidated assets of Garson Gold;

(c) the Board of Directors has determined in good faith is funded or in respect of which adequate arrangements (in compliance with applicable Securities Laws) have been made to ensure that the required funds will be available to effect payment in full for all of the Common Shares (on a fully-diluted basis) or assets as the case may be;

(d) would not be subject to any due diligence and/or access condition;

(e) the Board of Directors has determined in good faith (after consultation with its outside legal counsel and receiving an opinion from its financial advisors) that the transaction (x) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such transaction and the Person making such transaction, and (y) would, if consummated in accordance with its terms (but not assuming away any risk of non completion) result in a transaction that represents a premium of at least 17% in excess of the value represented by the Offer (including any adjustment to the terms and conditions of the Offer proposed by Alexis pursuant to Alexis' right to match); and

(f) Garson Gold shall have complied with all of the requirements of Alexis' right to match.

Right to Match

Garson Gold agreed to afford Alexis a five-Business Day "right to match", during which Alexis would have the opportunity to propose to amend the terms of the Support Agreement and the Offer in a manner that would result in an Alternative Transaction not continuing to be a Superior Proposal.

Termination Rights, Expense Reimbursement and Termination Fee

The Support Agreement may be terminated:

(a) by mutual consent;

(b) either by Alexis or by Garson Gold if any Law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited;

(c) by Alexis prior to the mailing of the Circular if any pre-condition is not satisfied or waived by Alexis at or before mailing the Circular;

(d) by either Alexis or Garson Gold if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating the Support Agreement

(e) by Garson Gold if Alexis shall not have performed in all material respects any covenant to be performed by it under the Support Agreement or if any representation or warranty of Alexis that is qualified by materiality or the expression "Material Adverse Effect" is not true or correct or any other representation or warranty of Alexis is not true and correct in all material respects (except to the extent such representations and warranties speak as of an earlier date which representations and warranties if not true and correct shall not have been true and correct as of that date), and in any case is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Expiry Time, provided however, any intentional breach shall be deemed to be not curable;

(f) by Alexis if (i) Garson Gold shall not have performed in all material respects, any covenant to be performed by it under the Support Agreement or Garson Gold shall have intentionally or knowingly breached, any non-solicitation or right to match covenant, (ii) Garson Gold shall not have performed in all material respects any other covenant to be performed by it under the Support Agreement, or (iii) any representation or warranty of Garson Gold that is qualified by materiality or the expression "Material Adverse Effect" is not true or correct or any other representation or warranty of Garson Gold is not true and correct in all material respects (except to the extent such representations and warranties speak as of an earlier date which representations and warranties if not true and correct shall not have been true and correct as of that date), and in any case is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Expiry Time, provided however, that any intentional breach shall be deemed not to be curable;

(g) by Alexis if the Board of Directors shall have: (i) withdrawn, modified, changed or qualified its approval or recommendation of the Offer, (ii) approved or recommended or publicly proposes to approve or recommend an Alternative Transaction or entered into a binding written agreement in respect of an Alternative Transaction (other than a confidentiality agreement permitted regarding a Superior Proposal), or (iii) fails to publicly recommend or reaffirm its approval of the Offer within five Business Days of any written request by Alexis (or, in the event that the Offer shall be scheduled to expire within such five-Business Day period, prior to the scheduled expiry of the Offer);

(h) by Garson Gold if (i) Alexis has not mailed the Circular by November 30, 2009; (ii) the Offer (or any amendment thereto other than as permitted hereunder or any amendment thereof that has been mutually agreed to by the parties) does not conform in all material respects with the conditions to the Offer or any amendment thereof that has been mutually agreed to by the parties and such non conformity is not cured within five Business Days; or (iii) the Offer has been terminated, withdrawn or expires without the Common Shares being taken up thereunder;

(i) by Garson Gold in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement);

(j) by Alexis if the Minimum Deposit Condition is not satisfied or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer (as such Expiry Time may be extended from time to time by Alexis in its sole discretion);

(k) by either Alexis or Garson Gold, if the Offer terminates or expires at the Expiry Time without Alexis taking up and paying for any of the Common Shares as a result of the failure of any condition to the Offer to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Support Agreement to perform the obligations required to be performed by it under the Support Agreement;

(l) by Alexis, if the Termination Fee becomes payable;

(m) by Alexis or Garson Gold, if Alexis' shareholders fail to approve the Offer, if shareholder approval is required under applicable Laws;

(n) by Garson Gold, if there is an Offeror Material Adverse Change; or

(o) by Garson Gold, if the Termination Fee becomes payable and payment thereof has been made to Alexis,

in each case, prior to the Effective Time.

Garson Gold shall pay such amount as is required to reimburse Alexis for all reasonable costs and expenses incurred in connection with the Offer, up to a maximum amount equal to $250,000 if Alexis terminates the Support Agreement as a result of Garson Gold being in material breach of the agreement and/or material breach of its representations, warrants or covenants and Alexis is not in breach in any material respect of its representations, warranties or covenants under the Support Agreement or if the Minimum Deposit Condition is not met, in which case such amount shall be paid within five Business Days following termination of the Support Agreement;

Alexis shall pay such amount as is required to reimburse Garson Gold for all reasonable costs and expenses incurred in connection with the Offer, up to a maximum amount equal to $250,000 if Garson Gold terminates the Support Agreement as a result of Alexis being in material breach of the agreement and/or material breach of its representations, warrants or covenants and Garson Gold is not in breach in any material respect of its representations, warranties or covenants under this Agreement or if Garson Gold terminates the Support Agreement due to Alexis' failure to receive shareholder approval, in which case such amount shall be paid within five Business Days following termination of the Support Agreement;

The Support Agreement provides that a Termination Fee shall be payable if:

(a) Alexis shall have terminated the Support Agreement pursuant to (g) above then Garson Gold shall pay to Alexis, within one Business Day of termination of the Support Agreement, the amount of $800,000 in immediately available funds to an account designated by Alexis (the "**Termination Fee**");

(b) Garson Gold shall have terminated the Support Agreement pursuant to Section (i) above then Garson Gold shall pay Alexis the Termination Fee prior to or concurrently with entering into the definitive agreement relating to the Superior Proposal;

(c) Alexis shall have terminated the Support Agreement pursuant to clause (f) above on the basis that Garson Gold materially breached the non-solicitation or right to match covenants in the Agreement then Garson Gold shall pay Alexis the Termination Fee within one Business Day of termination of this Agreement;

(d) on or after the date of the Support Agreement and prior to the Expiry Time, an Alternative Transaction is publicly announced or any person has publicly announced an intention to make an Alternative Transaction and such Alternative Transaction either:

(i) has been accepted by the Board of Directors; or

(ii) has not expired, been withdrawn or been publicly abandoned, and

(iii) the Offer is not completed as a result of either (I) the Minimum Deposit Condition not having been met or (II) the sale not having been consummated by the Outside Date, and

(iv) within twelve months of the termination of the Support Agreement any Person either (I) acquires, directly or indirectly, (A) more than 50% of the issued and outstanding Common Shares, or (B) more than a 50% interest in the New Britannia Mine or (II) enters into a binding commitment to do any of the foregoing;

in which case the Termination Fee shall be paid to Alexis by Garson Gold on the earliest of the date that an Alternative Transaction is accepted by the Board of Directors or concurrently with such acquisition of such Common Shares or assets;

Garson Gold will not be obligated to pay the Termination Fee to Alexis more than once even if one or more of the events specified occurs.

Loan Agreement

Alexis and New Britannia Mine Ltd., a wholly owned subsidiary of Garson Gold, entered into the Loan Agreement on November 11, 2009 pursuant to which New Britannia Mine Ltd. may borrow $500,000 from Alexis to finance the ongoing expenditures for the New Britannia Mine in accordance with a budget approved by Alexis. The loan bears interest at a rate equal to 12% per annum (the "**Loan**").

The Loan shall be repaid in full on the earlier of: (a) the 5th Business Day following any termination of the Support Agreement pursuant to Sections 9.1(g), (i), (l) or (o) thereof; (b) August 1, 2010, in the event that the Support Agreement is terminated pursuant to Sections 9.1(d), (e), (h), (m) or (n); (c) the 30th day following the termination of the Support Agreement pursuant to any section of the Support Agreement other than those set out in the preceding subparagraphs (a) or (b); and (d) one year from the date of the initial advance of the Loan.

The Loan and the liabilities and obligations of New Britannia Mine Ltd. to Alexis in connection therewith are evidenced and secured by, among other things, a general security agreement given by New Britannia Mine Ltd. in favour of Alexis over all of the present and future assets, property and undertaking of the New Britannia Mine.

5. Benefits of and Reasons to Accept the Offer

Shareholders are urged to consider the following factors and significant benefits in making their decision whether to accept the Offer:

- *Significant Premium* - The Offer represents a premium of approximately 41.9% over the October 19, 2009 closing price of the Common Shares on the TSXV of $0.095, based on a closing price of $0.465 per Alexis Common Share on the TSX on that same date, which was the last trading day prior to Alexis' announcement of its intention to make an Offer. The Offer also represents a premium of approximately 79.5% based on the respective volume weighted average trading prices of Alexis and Garson Gold for the 20 trading days ended October 19, 2009.

- *Fairness Opinion* – The Garson Gold Special Committee has received the Fairness Opinion from Haywood Securities Inc. that as of the date of the Fairness Opinion and subject to the assumptions, limitations and explanations contained therein, the consideration to be received by the Shareholders, other than Alexis and its affiliates and associates, pursuant to the Offer was fair, from a financial point of view, to such Shareholders.

- *Unanimous Recommendation of the Board of Directors* – The Board of Directors has unanimously approved and recommended that Shareholders accept the Offer.

- *Benefits of Combined Production* - Alexis' acquisition of Garson Gold would represent a key step towards Alexis becoming a mid-tier gold producer. Alexis forecasts that 2010 production from its Lac Herbin and Lac Pelletier gold properties will be approximately 75,000 to 80,000 ounces of gold. Garson Gold has a preliminary assessment that estimates potential production from No. 3 Zone at New Britannia gold mine to be approximately 40,000 ounces per year. In addition, historic production at the New Britannia gold mine exceeded 100,000 ounces of gold per year, as recently as 2002. The production estimates at the Garson Gold projects are preliminary in nature and have not been subject to feasibility studies. See "Statements Regarding Forward Looking Information".

- *Valuation Considerations* - Alexis, if combined with Garson Gold, may realize a valuation re-rating as it develops its production profile based on the portfolio of properties held by Alexis and Garson Gold.

- *Complementary Geopolitically Attractive Regions* - The properties of Alexis, including the properties of Garson Gold, will be in mining friendly, stable, geopolitically attractive regions of the world. Alexis' current properties are in the Province of Quebec. Garson Gold's principal property, the New Britannia mine, is in the Province of Manitoba.

- *Continued Exposure to Properties* - Shareholders will continue to enjoy exposure to the upside potential of the Garson Gold properties as they are advanced to production and through continued exploration, together with exposure to Alexis' gold and base metal exploration properties in the Val d'Or and Rouyn-Noranda regions in the Province of Quebec.

- *Experienced Management Team* - Shareholders will benefit from the experience and track record of Alexis' management, which have a proven history of successful exploration, development, construction, and production in Canada. Their skills and experience will be used to explore, develop and resume production at the New Britannia Mine.

- *Benefits of a Larger Asset Base* - Shareholders will benefit from a larger asset base with established production and cash flow generation. This may reduce the risk associated with an investment in Garson Gold by improving the ability to finance and the potential for cash flow reinvestment.

- *Enhanced Liquidity* – The Alexis Common Shares are listed on the TSX and, upon completion of the Offer, Alexis should have more trading liquidity due to the larger number of Alexis Common Shares outstanding, the larger shareholder base and the increased profile.

- *Support of Shareholders* – All of the directors and officers of Garson Gold have entered into the Lock-up Agreement pursuant to which they have agreed to validly deposit all Common Shares held by them, representing approximately 3.05% of the Common Shares, subject to the terms and conditions of such agreements, to the Offer. In addition, the Offer has the support of Kinross Gold Corporation, who holds approximately 7.7% of the Common Shares.

6. Purpose of the Offer and Plans for Garson Gold

The purpose of the Offer is to enable Alexis to acquire all of the Common Shares. If a sufficient number of Common Shares are validly deposited under the Offer and are taken up and paid for by Alexis, Alexis currently intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the remaining Common Shares not deposited under the Offer. See also "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular

If within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares as at the Expiry Time, other than Common Shares held at the date of the Offer by or on behalf of Alexis and its affiliates (as such term is defined in the BCBCA), and Alexis acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Alexis may at its option acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or Alexis chooses not to avail itself of such statutory right of acquisition, Alexis currently intends to, depending upon the number of Common Shares taken up and paid for under the Offer, pursue other means of acquiring the remaining Common Shares not tendered under the Offer, including by causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Garson Gold and Alexis or an affiliate of Alexis for the purpose of enabling Alexis or an affiliate of Alexis to acquire all Common Shares not acquired pursuant to the Offer. There is no assurance that such acquisitions will be completed, in particular if Alexis acquires less than 66 2/3% of the outstanding Common Shares on a fully diluted basis under the Offer.

If a Compulsory Acquisition or Subsequent Acquisition Transaction is unavailable or if Alexis is unable to promptly obtain required approvals for a Compulsory Acquisition or Subsequent Acquisition Transaction, Alexis will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Common Shares acquired under the Offer.

If the Offer is successful, Alexis intends to conduct a detailed review of Garson Gold, including an evaluation of its business, assets, operations, policies, management, personnel and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances which then exist. If the Offer is successful, and Alexis acquires 100% of the Common Shares on a fully diluted basis, Alexis will consider its various options concerning Garson Gold and its assets and properties, including the possibility of integrating the operations of Garson Gold into the operations of Alexis if desirable in the circumstances having regard to a variety of factors following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. See "Benefits of and Reasons to Accept the Offer" in Section 4 of the Circular.

If permitted by applicable Laws, as soon as practicable following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Alexis intends to apply to delist the Common Shares from the TSXV. In addition, if permitted by applicable Laws, Alexis intends to cause Garson Gold to cease to be a reporting issuer under the securities Laws of each Province of Canada in which it is a reporting issuer. See "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer" in Section 18 of the Circular. See also "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular.

7. Risks Relating to the Offer

As Shareholders will acquire Alexis Common Shares as consideration under the Offer, Shareholders should consider the risks and uncertainties associated with Alexis and the Offer, including without limitation those set out in this Section 7. Additional risks and uncertainties relating to Alexis are discussed or referred to in the Annual Information Form and the management's discussion and analyses for Alexis incorporated by reference herein and available on SEDAR at www.sedar.com. These risks may not be the only risks faced by Alexis. Risks and uncertainties not presently known by Alexis or which are presently considered immaterial may also adversely affect Alexis' business, results of operations and/or condition (financial or otherwise). Additional risks and uncertainties relating to Garson Gold are discussed or referred to in the documents filed by Garson Gold with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

Alexis Common Shares issued in connection with the Offer may have a market value different than expected

Alexis is offering to purchase Common Shares on the basis of 0.29 of an Alexis Common Share for each Common Share. Therefore, each Shareholder would be entitled to receive 0.29 of an Alexis Common Share for each Common Share tendered, subject to adjustment for fractional shares. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Alexis Common Shares, the market values of the Alexis Common Shares and the Common Shares at the time of the take up of Common Shares under the Offer may vary significantly from the values at the respective dates of Alexis' announcement of its intention to make an Offer and the Offer and Circular or the date that Shareholders tender their Common Shares. If the market price of Alexis' Common Shares declines, the value of the consideration received by Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the condition, business, operations or prospects of Alexis, market assessments of the likelihood that the Offer will be consummated, regulatory considerations, general market, social and economic conditions, changes in applicable Laws, political changes, commodity price changes and other factors over which Alexis has no control.

Alexis has not verified the reliability of the information regarding Garson Gold included in, or which may have been omitted from, the Offer and Circular

Except as otherwise indicated, Alexis has relied exclusively upon publicly available information and records on file of Garson Gold in connection with the information provided herein. All historical information regarding Garson Gold contained in the Offer and Circular, including all Garson Gold financial information and all pro forma financial information reflecting the pro forma effects of a combination of Garson Gold and Alexis that are derived in part from Garson Gold's financial information, has been derived from Garson Gold's publicly available information. Any inaccuracy or material omission in Garson Gold's publicly available information, including the information about or relating to Garson Gold and its business, prospects, condition (financial and otherwise) and assets contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating Garson Gold into Alexis' operations or adversely affect the operational plans or prospects of Alexis or Garson Gold following Alexis' proposed acquisition of Garson Gold, or Alexis' business, assets, results of operations and condition (financial or otherwise) following such acquisition, if successful.

The market and listing for Common Shares may be affected

The purchase of any Common Shares by Alexis under the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Shareholders and, depending on the number of Shareholders depositing and the number of Common Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Common Shares held by the public. After the purchase of the Common Shares under the Offer, it may be possible for Garson Gold to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any Province of Canada or any other jurisdiction in which it has an insignificant number of Shareholders. See Section 18 of the Circular, "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer".

The rules and regulations of the TSXV establish certain criteria that, if not met, could lead to the delisting of the Common Shares from the TSXV. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. Depending on the number of Common Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. Additionally, to the extent permitted under applicable Laws and TSXV rules, Alexis intends to cause Garson Gold to apply to delist the Common Shares from the TSXV as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Common Shares are delisted and Garson Gold ceases to be a "public corporation" for the purposes of the Tax Act, the Common Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts. Delisting can also have adverse tax consequences to Non-Resident Shareholders of the Common Shares, as described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada - Qualified Investment Status".

The issuance of a significant number of Alexis Common Shares could adversely affect the market price of Alexis Common Shares after the take up of Common Shares under the Offer

If all of the Common Shares are tendered to the Offer, a significant number of additional Alexis Common Shares will be available for trading in the public market. Moreover, the overall increase in the number of Alexis Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Alexis Common Shares. The perceived risk of substantial sales of Alexis Common Shares, as well as any actual sales of such Alexis Common Shares in the public market, could adversely affect the market price of the Alexis Common Shares.

Price and Volatility of Public Stock

The market price of securities of Alexis has experienced wide fluctuations that may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Alexis. It may be anticipated that any market for Alexis Common Shares will be subject to market trends generally and the value of Alexis Common Shares on the TSX may be affected by such volatility.

The enforcement of shareholder rights by Shareholders resident in the United States maybe adversely affected by the combination of Garson Gold and Alexis

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Alexis is incorporated under the laws of the Province of Ontario, Canada, that Garson Gold is incorporated under the laws of the Province of British Columbia, Canada, and that all of Alexis' officers and directors are residents of Canada and a majority of Garson Gold's officers and directors are residents of Canada, that the Information Agent and the Depositary, as well as some or all of the experts named in this Offer and Circular, are residents of countries other than the United States, and that all or a substantial portion of the assets of Alexis and Garson Gold and of the above mentioned persons may be located outside of the United States. Shareholders may not be able to sue Alexis, Garson Gold, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Alexis, Garson Gold and their respective affiliates to subject themselves to a US court's judgment.

Additional Risk Factors

In conjunction with the Offer, Alexis has agreed to loan Garson Gold $500,000 which amount will be repayable to Alexis on the earlier of: (i) certain specified dates following the termination of the Support Agreement (as more fully set out in the Support Agreement; and (ii) the day being the anniversary date of the date of the initial advance of the Loan. In the event that the Support Agreement is terminated then Garson Gold will be required to repay the amount outstanding. Garson Gold may have to borrow additional funds or issue additional equity securities to repay such amount and any repayment may have a material adverse effect on Garson Gold.

In assessing the Offer, Shareholders should also carefully review the risks and uncertainties described in Alexis' Annual Information Form and its management's discussion and analyses incorporated by reference herein and filed with certain Canadian securities regulatory authorities. In addition, Garson Gold may be subject to risks and uncertainties that may or may not be applicable or material to Alexis at the present time, but that may apply to Alexis following its acquisition of Garson Gold, if successful. Risk factors relating to Garson Gold can be found in Garson Gold's most recent management's discussion and analysis filed with certain Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

8. Source of Offered Consideration

Alexis will issue Alexis Common Shares to or for the account of Shareholders who tender their Common Shares under the Offer. Fractional Alexis Common Shares will not be issued. Where a Shareholder is entitled to receive Alexis Common Shares as consideration under the Offer and the aggregate number of Alexis Common Shares to be issued to such Shareholder would result in a fraction of a Alexis Common Share being issuable, the number of Alexis Common Shares to be received by or for the account of such Shareholder will be rounded down to the nearest whole number. Cash will not be paid in lieu of any fractional Alexis Common Shares in any circumstances whatsoever.

Alexis will pay certain expenses associated with the Offer including, without limitation, Alexis' legal fees, accounting fees, fees of other advisors, fees and expenses payable to the Information Agent, the Depositary, the TSX in connection with the additional listing of the Alexis Common Shares to be issued as consideration for Common Shares deposited under the Offer, regulatory filing fees and printing and mailing costs.

9. Summary Historical and Unaudited Pro Forma Consolidated Financial Information

The tables set out below include a summary of (i) Alexis' historical consolidated financial information as at and for the fiscal years ended December 31, 2008 and 2007 and as at and for the six month periods ended June 30, 2009 and 2008, (ii) Garson Gold's historical financial information as at and for the fiscal years ended July 31, 2008 and 2007 and as at and for the nine months ended April 30, 2009 and 2008, and (iii) unaudited pro forma consolidated financial information for Alexis as at and for the six -month period ended June 30, 2009 and for the fiscal year ended December 31, 2008. The historical financial information of Alexis as at and for the fiscal years ended December 31, 2008 and 2007 has been derived from Alexis' audited consolidated financial statements, and the historical financial information of Alexis as at and for the six month periods ended June 30, 2009 and 2008 has been derived from Alexis' unaudited interim consolidated financial statements, each of which is incorporated by reference herein and is available under Alexis' profile on SEDAR at www.sedar.com. The historical financial information for Garson Gold as at and for the fiscal years ended July 31, 2008 and 2007 has been derived from Garson Gold's audited financial statements and the historical financial information of Garson Gold as at and for the nine month periods ended April 30, 2009 and 2008 has been denied from Garson Gold's unaudited interim consolidated financial statements, which can be found under the Garson Gold profile on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule "A'" hereto for information as to how the pro forma consolidated financial statements were derived.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Alexis and the accompanying notes thereto attached as Schedule "A" to the Offer and Circular. The summary unaudited pro forma consolidated financial statement information for Alexis gives effect to the proposed acquisition of Garson Gold as if such acquisition had occurred as at June 30, 2009 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2009 and January 1, 2008 for the purposes of the pro forma consolidated statements of operations and comprehensive loss for the fiscal year ended December 31, 2008 and the six-month period ended June 30, 2009, respectively. In preparing the unaudited pro forma consolidated financial statement information, management of Alexis has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma consolidated financial statements a review was undertaken by management of Alexis to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. To the knowledge of Alexis, the significant accounting policies of Garson Gold conform in all material respects to those of Alexis. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Alexis and accompanying notes included in Schedule "A" to the Offer and Circular.

Summary of Pro Forma Consolidated Financial Information for Alexis
(in thousands of Canadian dollars)

	Fiscal Year Ended December 31	Six Months Ended June 30
	2008	**2009**
Consolidated Statement of Operations and Comprehensive Loss Data		
Revenue	10,079	13,356
Income from mine operations	381	1,321
Other expense	7,243	3,534
Net loss for the period	4,707	2,275
Income (loss) per share - basic, diluted	(0.03)	(0.01)

	As at June 30, 2009
Consolidated Balance Sheet Data	
Cash and cash equivalents	7,625
Other current assets	13,920
Deposits	5,767
Property, plant and equipment	10,136
Mineral exploration and development properties	94,032
Total Assets	131,480
Current liabilities	11,890
Long-term liabilities	16,670
Shareholders' equity	102,920
Total liabilities and shareholders' equity	131,480
Common shares outstanding (thousands)	197,597

Summary of Consolidated Financial Information for Garson Gold
(in thousands of Canadian dollars)

	Fiscal Year Ended July 31		Nine Months Ended April 30	
	2008	**2007**	**2009**	**2008**
Consolidated Statement of Operations Data				
Revenue	-	-	-	-
Income (loss) before taxes	(3,201)	(2,100)	(2,575)	(2,425)
Net income (loss) for the period	(2,763)	(2,306)	(2,575)	(2,391)
Income (loss) per share - basic, diluted	(0.03)	(0.07)	(0.02)	(0.03)
	As at July 31		**As at April 30**	
	2008	**2007**	**2009**	**2008**
Consolidated Balance Sheet				
Assets	34,440	30,643	34,406	32,809
Liabilities	9,029	9,848	10,799	9,345
Shareholders' equity	25,411	20,796	23,607	23,464

Summary of Consolidated Financial Information of Alexis
(in thousands of Canadian dollars)

	Fiscal Year Ended December 31		Six Months Ended June 30	
	2008	**2007**	**2009**	**2008**
Consolidated Statement of Operations Data				
Revenue	10,079	-	13,356	-
Income (loss) before taxes	3,652	4,430	(433)	(1,603)
Net income (loss) for the period	1,995	(1,755)	(495)	(1,018)
Income (loss) per share - basic, diluted	0.02	0.02	0.00	0.01
	As at December 31		**As at June 30**	
	2008	**2007**	**2009**	**2008**
Consolidated Balance Sheet				
Assets	78,686	71,305	79,815	81,725
Liabilities	10,381	17,799	13,178	18,180
Shareholders' equity	68,305	53,505	66,637	63,545

10. Certain Information Concerning Alexis and its Shares

Authorized and Outstanding Share Capital

The authorized share capital of Alexis consists of an unlimited number of Alexis Common Shares. As of November 11, 2009, there were 148,123,739 Alexis Common Shares issued and outstanding. As of November 11, 2009, stock options to acquire an additional 9,490,500 Alexis Common Shares and warrants to acquire an additional 20,473,308 Alexis Common Shares, were outstanding. Assuming the exercise of all of the outstanding stock options and warrants, the issued and outstanding Alexis Common Shares on a fully diluted basis would be, as of November 11, 2009, 178,087,547 Alexis Common Shares.

Holders of Alexis Common Shares are entitled to receive notice of any meetings of shareholders of Alexis, and to attend and to cast one vote per Alexis Common Share at all such meetings. Holders of Alexis Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Alexis Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Alexis Common Shares are entitled to receive on a pro rata basis such dividends on such Alexis Common Shares, if any, as and when declared by the board of directors of Alexis at its discretion from funds legally available therefore and, upon liquidation, dissolution or winding up of Alexis, are entitled to receive on a pro rata basis the net assets of Alexis after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Alexis Common Shares with respect to dividends or liquidation. The Alexis Common Shares do not carry any pre-emptive, subscription, redemption, retraction, surrender or conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.

Details concerning the stock options of Alexis are set out in Alexis' Annual Information Form and its most recent management's discussion and analysis for the six month period ended June 30, 2009, each of which is incorporated by reference herein and is available under the Alexis profile on SEDAR at www.sedar.com.

The following table sets forth the number of currently outstanding Alexis Common Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions as set out in the notes to the pro forma consolidated financial statements of Alexis attached as Schedule "A" hereto:

PRO FORMA ALEXIS COMMON SHARES OUTSTANDING AND OWNERSHIP

Alexis Common Shares Outstanding	**Number of Alexis Common Shares**	**% Upon Completion of the Offer**
Existing Alexis Common Shares (as of November 11, 2009)	148,123,739	74%
Alexis Common Shares to be Issued to Existing Garson Gold Shareholders (other than Alexis) (as of November 11, 2009)	52,060,855	26%

Consolidated Capitalization

The following table sets forth Alexis' consolidated capitalization as at June 30, 2009, adjusted to give effect to any material changes (if any) in the share capital of Alexis since June 30, 2009, the date of Alexis' most recent unaudited interim consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the pro forma consolidated financial statements and notes attached hereto, the unaudited consolidated financial statements of Alexis as at and for the six month period ended June 30, 2009, including the notes thereto, and management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Offer and Circular.

	As at June 30, 2009*	As at June 30, 2009 After Giving Effect to the Offer
Alexis Common Shares, warrants and equity component of convertible debenture	$73,097,000	$100,043,000*
Contributed Surplus	$12,918,000	13,674,000
Deficit	(10,797,000)	(10,797,000)
Total Capitalization	75,218,000	102,920,000

*Adjusted to reflect public offering completed on July 9, 2009.

Distributions of Alexis Common Shares

Except as listed below, there have been no Alexis Common Shares issued by Alexis in the twelve-month period preceding the date of the Offer:

Date Issued	Number of Securities Issued	Issuance /Exercise Price Per Security ($)
October 15, 2008(3)	10,000,000	0.50
October 30, 2008(4)	364,082	0.3479
December 6, 2008(1)	25,000	0.21
January 9, 2009(1)	500,000	0.45
April 30, 2009(4)	299,320	0.4208
May 6, 2009(2)	10,000	0.21
May 21, 2009(2)	100,000	0.45
June 8, 2009(2)	40,000	0.50
June 15, 2009(2)	40,000	0.50
June 26, 2009(2)	20,000	0.50
July 9, 2009(5)	11,656,000	0.50
July 9, 2009(6)	7,450,000	0.56
July 14, 2009(1)	447,500	0.41
September 11, 2009(2)	15,000	0.21
October 23, 2009(2)	100,000	0.40

Notes:
(1) Issuance of options.
(2) Issuance of common shares upon exercise of options.
(3) Issuance of common shares pursuant to a private placement of flow-through common shares.
(4) Issuance of common shares in connection with payment of interest on convertible debentures of Alexis that were issued pursuant to a trust indenture dated May 11, 2006.
(5) Units issued pursuant to a public offering that consist of one common share in the capital of Alexis and one-half of one share purchase warrant exercisable for $0.70 before July 9, 2011. In addition, in connection with the public offering, brokers were issued 699,360 compensation options exercisable for units until July 9, 2011.
(6) Flow-Through shares issued pursuant to a public offering.

Dividend and Dividend Policy

There are no restrictions which prevent Alexis from paying dividends. However, Alexis has not paid any dividends on its outstanding Alexis Common Shares since the date of its incorporation. The board of directors of Alexis, from time to time, on the basis of many factors, including Alexis' earnings, operating results, financial condition and anticipated cash needs may consider paying dividends in the future when its operational circumstances permit.

Price Range and Trading Volumes of the Alexis Common Shares

The Alexis Common Shares are listed and posted for trading on the TSX under the symbol "AMC". The following table sets forth, for the periods indicated, the reported monthly high and low daily trading prices and the aggregate volume of trading of the Alexis Common Shares on the TSX during the past twelve months:

	Month	High $	Low $	Volume
2008	October	0.50	0.27	5,634,168
	November	0.32	0.21	2,491,106
	December	0.45	0.21	4,210,478
2009	January	0.59	0.39	2,053,324
	February	0.65	0.485	4,561,082
	March	0.55	0.40	4,297,604
	April	0.55	0.43	3,168,803
	May	0.64	0.51	6,379,390
	June	0.58	0.45	7,009,200
	July	0.465	0.405	3,083,200
	August	0.45	0.405	2,295,400
	September	0.47	0.41	3,929,200
	October	0.475	0.43	5,754,800
	November 1-9	0.45	0.38	2,378,485

The Offer represents a premium of approximately 41.9% over the October 19, 2009 closing price of the Common Shares on the TSXV of $0.095, based on a closing price of $0.465 per Alexis Common Share on the TSX on that same date, which was the last trading day prior to Alexis' announcement of its intention to make an Offer. The Offer also represents a premium of approximately 79.5% based on the respective volume weighted average trading prices of Alexis and Garson Gold for the 20 trading days ended October 19, 2009.

Alexis owns and controls an aggregate of approximately 14.76% of the issued and outstanding Common Shares and holds 13,500,000 Warrants that are exercisable for Common Shares at a price of $0.12 per Warrant until September 8, 2011. In addition, pursuant to Lock-Up Agreements entered into with each of the officers and directors of Garson Gold, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate 3.05% of the issued and outstanding Common Shares. In addition, the Offer has the support of Kinross Gold Corporation who holds approximately 7.7% of the issued and outstanding Common Shares. . See Section 4 of the Circular, "Agreements Relating to the Offer – Lock-Up Agreements".

11. Documents incorporated by Reference

The following documents of Alexis, filed with the various securities commissions or similar regulatory authorities in certain of the Provinces of Canada, are specifically incorporated by reference into and form an integral part of the Offer and Circular:

(a) the Annual Information Form for the fiscal year ended December 31, 2008 dated March 31, 2009;

(b) the management information circular of Alexis dated April 1, 2009 prepared in connection with the annual and general meeting of shareholders of Alexis held on May 12, 2009;

(c) the audited consolidated financial statements of Alexis and the notes thereto as at December 31, 2008 and 2007 and for each of the fiscal years ended December 31, 2008 and 2007, together with the report of the auditors thereon, and management's discussion and analysis relating thereto;

(d) the comparative unaudited consolidated financial statements of Alexis and the notes thereto as at June 30, 2009 and for the six month periods ended June 30, 2009 and 2008, together with the management's discussion and analysis relating thereto;

(e) the material change report of Alexis dated October 30, 2009 regarding Alexis' announcement of its intention to make the Offer for Garson Gold;

(f) the material change report of Alexis dated November 11, 2009 regarding Alexis' announcement of results from the pre-feasibility study on the Lac Pelletier Gold Project.

(g) the material change report of Alexis dated November 11, 2009 regarding Alexis' announcement of an increase in estimated proven and probable Mineral Reserves for its Lac Herbin gold mine.

Information has been incorporated by reference in the Offer and Circular from documents filed with certain securities commissions or similar regulatory authorities in Canada. Copies of these documents may be obtained on request without charge from the Corporate Secretary of Alexis at Suite 800, 65 Queen Street West, Toronto, Ontario, M5E 2M5 Telephone: 416-861-5800 or may be obtained under the Alexis profile on SEDAR at www.sedar.com.

All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management's discussion and analysis, annual information forms, information circulars and business acquisition reports filed by Alexis with securities commissions or similar regulatory authorities in the Provinces of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular. Other than the announcement of the Offer, Alexis is not aware of any information that indicates any material change in the affairs of Alexis since the date of the last published financial statements of Alexis. In connection with the preparation of the information contained in this Offer and Circular, a review of Alexis' unaudited interim consolidated financial statements for the six month periods ended June 30, 2009 and 2008 was undertaken as required by applicable securities Laws.

Any statement contained in the Offer and Circular or a document incorporated or deemed to be incorporated by reference in the Offer and Circular shall be deemed to be modified or superseded for purposes of the Offer and Circular to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that, is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer and Circular, except as so modified or superseded.

Information contained in or otherwise accessed through Alexis' website, www.alexisminerals.com, or any other website does not form part of the Offer and Circular. All such references to Alexis' website are inactive textual references only.

12. Ownership of and Trading in Shares of Garson Gold

Other than as disclosed below, none of Alexis or any of its directors or officers or, to the knowledge of Alexis after reasonable enquiry: (a) any associate or affiliate of such directors or officers, (b) any person or company holding more than 10% of any class of equity securities of Alexis or its associates or affiliates, (c) any other insider of Alexis, or (d) any associate, affiliate or person or company acting jointly or in concert with Alexis, beneficially owns, directly or indirectly, or exercises control or direction over any of the securities of Garson Gold.

The following table sets out the approximate number of Common Shares and Warrants that Alexis beneficially owns, directly or indirectly, or exercises control or direction over at the date of the Offer. After reasonable inquiry, to the knowledge of Alexis, no director and/or officer of Alexis beneficially owns, directly or indirectly, or exercises control or direction over any Common Shares, Options, Warrants, Debentures or other securities of Garson Gold at the date of the Offer.

Name	Number of Securities Held	% of Outstanding Class
Alexis	31,092,000 Common Shares	14.76%
	13,500,000 Warrants	28.68%

To the knowledge of Alexis, no persons beneficially owns, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights associated with the issued and outstanding Common Shares, other than the following:

Name of Shareholder	Type of Ownership or Control	Number of Common Shares Held	% of the Outstanding Common Shares
Alexis	Direct Ownership	31,092,000	14.76%

To the knowledge of Alexis based on insider reports publicly filed by directors and officers of Garson Gold on SEDI, as of November 11, 2009 the directors and officers of Garson Gold and its subsidiaries as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 6,399,180 Common Shares, representing approximately 3.05% of the outstanding Common Shares.

Except as set forth below, during the twelve month period preceding the date of the Offer, no Common Shares have been traded by Alexis or any of its directors or officers, or, to the knowledge of Alexis and Alexis' directors and officers after reasonable inquiry: (a) any associate or affiliate of a director or officer of Alexis; (b) any person or company holding more than 10% of any class of equity securities of Alexis or its associates or affiliates; (c) any other insider of Alexis; or (d) any associate, affiliate or person or company acting jointly or in concert with Alexis.

Name	Date of Trade	No. of Common Shares Purchased	No. of Common Shares Sold	Average Price Per Common Share
Alexis	July 17, 2009	250,000 Common Shares	NIL	$0.045
Alexis	July 20, 2009	200,000 Common Shares	NIL	$0.045
Alexis	July 21, 2009	113,000 Common Shares	NIL	$0.044
Alexis	July 22, 2009	500,000 Common Shares	NIL	$0.045
Alexis	July 23, 2009	100,000 Common Shares	NIL	$0.045
Alexis	July 24, 2009	362,000 Common Shares	NIL	$0.045
Alexis	July 28, 2009	585,000 Common Shares	NIL	$0.045
Alexis	July 29, 2009	160,000 Common Shares	NIL	$0.045
Alexis	August 14, 2009	1,994,000 Common Shares	NIL	$0.05
Alexis	September 4, 2009		172,000 Common Shares	$0.045
Alexis	September 8, 2009	27,000,000 Common Shares	NIL	$0.05
Alexis	September 8, 2009	13,500,000 Warrants	NIL	$0.12 (exercise price)

13. Commitments to Acquire Shares of Garson Gold

Except pursuant to the Offer and the Lock-Up Agreements, neither Alexis nor any of its directors or officers or, to the knowledge of Alexis, after reasonable enquiry, any associate or affiliate of any such director or officer, any person or company holding more than 10% of any class of equity securities of Alexis or its associate or affiliate, any other insider of Alexis, or any person or company acting "jointly or in concert" with Alexis or its associate or affiliate, has entered into any commitments to acquire any equity securities of Garson Gold, except as otherwise disclosed in the Offer and Circular.

14. Arrangements, Agreements or Understandings

Except for the Lock-Up Agreements (described above under Section 4 of the Circular, "'Agreements Relating to the Offer – Lock-Up Agreements") or as otherwise disclosed in the Offer and Circular, there are (a) no agreements, commitments or understandings made or proposed to be made between Alexis and any of the directors or officers of Garson Gold; and (b) no agreements, commitments or understandings, formal or informal, between Alexis and any securityholder of Garson Gold with respect to the Offer, or between Alexis and Garson Gold or between Alexis and any other person or company with respect to any securities of Garson Gold in relation to the Offer, other than the following:

Severance Agreements

Certain directors and officers of Garson Gold are entitled to a cash payment upon a "change of control" transaction as defined in written agreements made between Garson Gold and such individuals governing their services. Alexis has proposed that, if the Offer is successful and the change of control payments are triggered, 50% of the cash amounts payable to certain directors and officers be satisfied by the issuance of Alexis Common Shares in order to minimize the cash outlays that would be required on completion of the Offer and to preserve working capital of the combined entity post-transaction. It is intended that the cash and Alexis Common Shares will, if paid and issued as applicable, constitute full and final settlement of termination benefits to which each individual is entitled under his or her agreement with Garson Gold.

To the knowledge of Alexis, after reasonable inquiry of Garson, none of the individuals who indicated they would be prepared to accept the proposal, together with their respective associates, beneficially own, control or direct securities totaling 1% (calculated on a partially-diluted basis) or more of the Common Shares, other than David Tafel and Edward Stringer. The proposed settlement was reviewed by a committee of the Board of Directors comprising a director disinterested in the Offer. Alexis has been advised that the committee in good faith determined, having regard to all of the information available to it, that each of Mr. Tafel and Mr. Stringer is providing at least equivalent value in exchange for the Alexis Common Shares to be issued in lieu of 50% of the cash compensation to which he is otherwise entitled. In making its determination the committee had regard to, among other things, the stated preferences (and the contractual entitlement) of the individuals to receive cash, the requirement that the individuals to whom the proposal was made must elect to exercise their termination rights or waive them immediately upon completion of the Offer, which represents an acceleration of the time during which the individual would have been required to make such a decision under the terms of his agreement, the potential tax and other implications to the individuals in accepting Alexis Common Shares in lieu of cash, the volume-weighted average and closing market prices of the Alexis Common Shares when the proposal was made and prior to announcement of the Offer, and other information available to the committee in connection with the analysis of the merits and implications of the Offer. The proposed settlement was not conditional in any manner on Mr. Tafel or Mr. Stringer supporting the Offer.

15. Benefits from the Offer

To the knowledge of Alexis, there are no direct or indirect benefits of accepting or refusing to accept the Offer, that will accrue to any director or officer of Garson Gold, to any associate or affiliate of a director or officer of Garson Gold or to the knowledge of Alexis, after reasonable enquiry, to any associate or affiliate of Garson Gold, any person or company holding more than 10% of any class of equity securities of Garson Gold or its associates or affiliates, to any other insider of Garson Gold or its associates or affiliates, or to any person or company acting "jointly or in concert" with Garson Gold, other than those that will accrue to Shareholders generally, other than as set out above under Section 14 "Arrangements, Agreement or Understandings" of the Circular. Certain Options that are exercisable for Common Shares that are not currently exercisable for Common

Shares may become exercisable for Common Shares upon the completion of the Offer and certain officers or employees of Garson Gold may be entitled to additional compensation or benefits under employment or management contracts in connection with the completion of the Offer.

16. Material Changes and Other Information Concerning Garson Gold

Alexis has no information that indicates that any material change in the affairs of Garson Gold has occurred since the date of the last published financial statements of Garson Gold, other than the making of this Offer by Alexis and such other material changes as have been publicly disclosed by Garson Gold. Alexis has no knowledge of any material fact concerning securities of Garson Gold that has not been generally disclosed by Garson Gold or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

17. Certain Information Concerning Garson Gold and its Shares

Authorized and Outstanding Capital

Based on publicly available information, the authorized share capital of Garson Gold is comprised of an unlimited number of Common Shares. As of November 11, 2009, there were 210,612,191 Common Shares issued and outstanding,

Alexis understands that as at November 11, 2009, based on publicly available information, Garson Gold had Options outstanding which, if exercised on that date, would give rise to the issuance of 6,855,825 Common Shares, Warrants outstanding which, if exercised on that date, would give rise to the issuance of 47,620,016 Common Shares and a Debenture outstanding that if converted on that date would give rise to the issuance of 16,104,869 Common Shares. Based exclusively on publicly available information, Alexis understands that there are no other rights, agreements or commitments of any nature requiring the issuance, sale or transfer by Garson Gold of any Common Shares or any securities convertible into, or exchangeable or exercisable for, or that otherwise evidence a right to acquire any Common Shares.

Dividends and Dividend Policy

Based solely on publicly available information, Garson Gold has never declared or paid any dividends since the date of its incorporation and, moreover as of November 11, 2009, no dividends had been declared or paid since the beginning of 2009. According to publicly available information, there are no restrictions that could prevent Garson Gold from paying dividends. Dividends, if any, are payable to holders of Common Shares out of profits and surplus available for dividends, on declaration by the Board of Directors from time to time.

Price Range and Trading Volumes of the Common Shares

The Common Shares are listed and posted for trading on the TSXV under the symbol "GG". The following table sets forth, for the periods indicated, the reported high and low daily closing prices and the aggregate volume of trading of the Common Shares on the TSXV:

	Month	High $	Low $	Volume
2008	October	0.075	0.035	2,879,916
	November	0.060	0.025	3,219,675
	December	0.035	0.020	4,126,676
2009	January	0.065	0.035	4,205,449
	February	0.080	0.040	5,549,735
	March	0.085	0.045	4,080,154
	April	0.080	0.055	4,681,621
	May	0.070	0.050	7,200,533
	June	0.075	0.050	8,681,129
	July	0.050	0.045	5,278,545

August	0.060	0.040	7,657,157
September	0.070	0.050	20,859,027
October	0.120	0.065	42,199,611
November 1 - 9	0.110	0.100	5,155,008

The Offer represents a premium of approximately 41.9% over the October 19, 2009 closing price of the Common Shares on the TSXV of $0.095, based on a closing price of $0.465 per Alexis Common Share on the TSX on that same date, which was the last trading day prior to Alexis' announcement of its intention to make an Offer. The Offer also represents a premium of approximately 79.5% based on the respective volume weighted average trading prices of Alexis and Garson Gold for the 20 trading days ended October 19, 2009.

Previous Purchases and Sales of Common Shares

Based solely on Garson Gold's publicly available information, Alexis believes that during the twelve months preceding the date of the Offer, Garson Gold has not purchased or, except as set out herein, sold any Common Shares or other Garson Gold securities (excluding Common Shares or other securities purchased or sold pursuant to the exercise of Options, Warrants and other conversion rights).

Previous Distributions of Common Shares

Based solely on Garson Gold's publicly available information, Garson Gold has made the following distributions of Common Shares during the past five years preceding the date of the Offer:

Date Issued	**Issuance /Exercise Price Per Security ($)**	**Number of Securities Issued[1]**	**Aggregate Proceeds ($)**
6/30/2007	0.30	235,000	70,500.00
6/30/2007	0.36	522,000	187,200.00
7/4/2007	0.35	1,990	696.50
8/10/2007	0.25	25,000	6,250.00
10/17/2007	0.25	50,000	12,500.00
10/17/2007	0.37	110,136	40,750
12/21/2007	0.26	7,793,268	2,026,250
12/21/2007	0.32	12,017,912 (FT)	3,845,732
7/3/2008	0.15	4,000,000 (FT)	600,000.00
7/16/2008	0.15	7,953,365 (FT)	1,193,004.75
7/18/2008	0.15	3,333,332 (FT)	499,999.80
11/19/2008	0.05	25,657,160 (FT)	1,282,858.00
3/5/2009	0.05	8,841,006	442,050.30
3/20/2009	0.05	2,850,000	142,500.00
6/25/2009	0.07	3,606,000 (FT)	252,420.00
8/6/2009	0.05	10,000,000	500,000.00

9/9/2009	0.05	38,200,000	1,910,000.00
9/9/2009	0.06	2,750,000 (FT)	165,000.00
9/21/2009	0.10	50,000 (Broker Warrants Exercised)	5,000.00

(1) "FT" means Flow-Through Shares

18. Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by Alexis under the Offer will reduce the number of Common Shares that might otherwise trade publicly and may reduce the number of holders of Common Shares and, depending on the number of Common Shares purchased by Alexis under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

The rules and regulations of the TSXV establish certain criteria that, if not met, could, upon successful completion of the Offer, lead to the delisting of Common Shares from the TSXV. Among such criteria are the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending upon the number of Common Shares purchased under the Offer, it is possible the Common Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Common Shares could be delisted on the TSXV and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. If the Common Shares are delisted from the TSXV, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Garson Gold remains subject to public reporting requirements in Canada and other factors. If permitted by applicable Laws, Alexis intends to cause Garson Gold to apply to delist the Common Shares from the TSXV as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction.

After the purchase of the Common Shares under the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Garson Gold may cease to be subject to the public reporting and proxy solicitation requirements and the securities Laws of certain Provinces of Canada. Furthermore, it may be possible for Garson Gold to request the elimination of the public reporting requirements of any Province or jurisdiction where a small number of Shareholders reside. In addition, Alexis intends to cause Garson Gold to seek to obtain relief from its continuous disclosure obligations under applicable securities Laws pending the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Alexis intends to cause Garson Gold to cease to be a reporting issuer under the securities Laws of each Province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it may have such obligations.

19. Regulatory Matters

In connection with the Offer, the approval on terms satisfactory to Alexis of various domestic and foreign regulatory authorities having jurisdiction over Alexis or Garson Gold, and their respective subsidiaries and their respective businesses, is required. The principal approvals required are described below.

Except as discussed below, to the knowledge of Alexis, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Alexis for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that Alexis becomes aware of other requirements, it will make reasonable commercial efforts to obtain such approval at or prior to the Expiry Time, as such time may be extended.

Competition Laws

Based upon an examination of publicly available information relating to the business of Garson Gold, Alexis does not expect the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns in any jurisdiction. However, Alexis cannot be assured that no such concerns will arise.

Canadian Securities Laws

The distribution of the Alexis Common Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities Laws. While the resale of Alexis Common Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian Provinces and Territories, Shareholders in such Provinces and Territories generally will be able to rely on statutory exemptions from such restrictions.

The Offer is an "insider bid" within the meaning of certain Canadian provincial securities legislation and MI 61-101, as Alexis beneficially owns more than 10% of the Common Shares. The applicable securities legislation and regulatory policies require that a formal valuation of the securities that are the subject of the bid be prepared by an independent valuator and filed with the applicable securities regulatory authority and that a summary of the formal valuation and an outline of every prior valuation of the offeree issuer made within 24 months preceding the date of the Offer, including a description of the source and circumstances under which it was made, be included in the take-over bid circular in respect of the "Insider bid" (collectively, the "**Valuation Requirements**"), subject to certain exemptions.

In accordance with Section 2.4(1)(a) of MI 61-101, Alexis is exempt from the Valuation Requirements in the Province of Ontario on the basis that Alexis, nor any joint actor with Alexis has, or has had within the preceding twelve months, any board or management representation in respect of Garson Gold, or has knowledge of any material information concerning Garson Gold or its securities that has not been generally disclosed.

Since the time the Support Agreement was entered into, Alexis does not know, after reasonably inquiry, of any material information in respect of Garson Gold or its securities that has not been generally disclosed. To the knowledge of Alexis and its directors and senior officers, after reasonable inquiry, no prior valuation (as such term is defined in MI 61-101) has been made in respect of Garson Gold in the last 24 months before the date of this Offer and Circular.

Information for United States Shareholders

The Offer and Circular have been prepared in accordance with Canadian disclosure requirements, which differ from those in the United States. The financial statements and other financial information incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles that are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements and other financial information of United States companies. Information regarding minerals described or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian requirements, which differ significantly from those of the U.S. Securities and Exchange Commission. Minerals described or incorporated by reference in the Offer and Circular may be classified as "indicated resources" and "inferred resources" under NI 43-101. While such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource as defined under NI 43-101 will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves nor that part or all of an inferred resource exists, or is economically or legally minable.

The Alexis Common Shares to be issued to United States holders of Common Shares pursuant to the Offer will not be registered under the U.S. Securities Act, and such securities will be freely tradeable in the United States under applicable United States securities laws except for (i) any Alexis Common Shares acquired by affiliates of Garson Gold or Alexis and (ii) Alexis Common Shares that are issued with respect to Common Shares that are deemed "restricted securities" under Rule 144 of the U.S. Securities Act, which in each case may be resold in the United

States only in accordance with Rule 144 under the U.S. Securities Act. Re-sales may also be made in Canada in accordance with Regulation S under the U.S. Securities Act.

Garson Gold Shareholders are urged to consult their legal advisers to determine the extent of all applicable resale provisions.

20. Acquisition of Common Shares Not Deposited Under the Offer

It is Alexis' current intention that if it takes up and pays for Common Shares deposited pursuant to the Offer, it will enter into one or more transactions to enable Alexis or an affiliate of Alexis to acquire all remaining Common Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed, in particular if Alexis acquires less than 66 2/3% of the outstanding Common Shares on a fully diluted basis under the Offer.

Compulsory Acquisition of Common Shares

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares as at the Expiry Time, other than Common Shares held at the date of the Offer by or on behalf of Alexis and its affiliates (as such term is defined in the BCBCA) and Alexis acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Alexis intends, to the extent possible, to acquire those Common Shares (including Common Shares that are issued as a result of the exercise of outstanding Convertible Securities) which remain outstanding held by those persons who did not accept the Offer (and each person who subsequently acquires any of such Common Shares) (the "Dissenting Shareholders") pursuant to the provisions of Section 300 of the BCBCA on the same terms and for the same consideration as the Common Shares acquired under the Offer (a "Compulsory Acquisition").

To exercise such statutory right, Alexis must send notice (the "Offeror's Notice") to each Dissenting Shareholder of such proposed acquisition within five months after the date of the Offer. If the Offeror's Notice is sent to a Dissenting Shareholder, Alexis is entitled and bound to acquire all of the Common Shares of that Dissenting Shareholder for the same consideration and on the same terms contained in the Offer unless the Supreme Court of the Province of British Columbia orders otherwise on an application made by the Dissenting Shareholder within two months after the date of the Offeror's Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Common Shares held by the Dissenting Shareholder and make such orders as the Court considers appropriate.

If an Offeror's Notice is sent, Alexis must (i) if the Supreme Court has not made any order, no earlier than two months after the date of the Offeror's Notice, or (ii) if an application to the Court by the Dissenting Shareholder is pending, at any time after the application has been disposed of, send a copy of the Offeror's Notice to Garson Gold and pay or transfer to Garson Gold the amount or other consideration that Alexis would have had to pay or transfer to the Dissenting Shareholder for the Dissenting Shareholder's Common Shares. Any such amount or other consideration received by Garson Gold for the Common Shares shall be held by Garson Gold in trust for the Dissenting Shareholders and any amount shall be paid into a separate account at a bank or other savings institution and any other consideration so received must be held by Garson Gold or placed by Garson Gold in the custody of a trustee approved by the Court. On receiving the copy of the Offeror's Notice and the amount or other consideration representing the price payable for the Common Shares referred to in the Offeror's Notice, Garson Gold will be required to register Alexis as a Shareholder with respect to those Common Shares subject to the Offeror's Notice.

If an Offeror's notice is not sent by Alexis within one month of being entitled to do so, Alexis must send a notice to each Dissenting Shareholder stating that the Dissenting Shareholder, within three months of receiving such notice, may require Alexis to acquire the Dissenting Shareholder's Common Shares on the same terms and for the same consideration as the Common Shares acquired under the Offer.

The foregoing is a summary only of the statutory right of Compulsory Acquisition which may become available to Alexis and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may

be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

Subsequent Acquisition Transaction

If Alexis takes up and pays for Common Shares validly deposited under the Offer and a Compulsory Acquisition is not available or Alexis elects not to pursue a Compulsory Acquisition, Alexis currently intends to take such action as is necessary or advisable, including causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Garson Gold and Alexis and/or one or more affiliates of Alexis, for the purpose of enabling Alexis or an affiliate of Alexis to acquire all remaining Common Shares not acquired by Alexis under the Offer (a "**Subsequent Acquisition Transaction**"). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Alexis' current intention is that the consideration to be paid to Shareholders pursuant to any Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Offer.

Provided that Alexis owns at least 66 2/3% of the outstanding Common Shares on a fully diluted basis and sufficient votes are cast by "minority" holders to constitute a majority of the "minority" on a fully diluted basis pursuant to MI 61-101, as discussed below, Alexis should own sufficient Common Shares to be able to effect such a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction may constitute a "business combination" within the meaning of MI 61-101 if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefore. The methods of acquiring the remaining outstanding Common Shares may also be "related party transactions" within the meaning of MI 61-101, although MI 61-101 also provides an exemption from related party transaction requirements where the transaction is also a business combination. Alexis expects that any Subsequent Acquisition Transaction relating to Common Shares will be a "business combination" under MI 61-101.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefore) and provide to the holders of the affected securities a summary of such valuation. In connection with any Subsequent Acquisition Transaction, Alexis intends to rely on the exemptions contained in Section 4.4(1)(d) of MI 61-101 (or, if such exemption is not available, to seek waivers pursuant to MI 61-101 exempting Garson Gold and Alexis or one or more of its affiliates, as appropriate), in that:

(a) the business combination in respect of Garson Gold will be effected by Alexis or an affiliate of Alexis following the formal bid constituted by Alexis and will be in respect of the Common Shares that are the subject of the Offer and that were not acquired in the Offer;

(b) the business combination will be completed no later than 120 days after the Expiry Date;

(c) the consideration per Common Share paid by Alexis in the business combination will be at least equal in value to and in the same form as the consideration per Common Share paid under the Offer;

(d) the intent of Alexis to effect a Compulsory Acquisition or Subsequent Acquisition Transaction is disclosed in the Circular; and

(e) the Circular discloses that the expected tax consequences of the bid and the business combination may be different and discloses the reasonably foreseeable tax consequences of a Compulsory Acquisition and certain foreseeable types of business combination transactions.

See Section 21 of the Circular, ''Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, ''Certain United States Federal Income Tax Considerations'".

The approval of at least 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held will be required to approve a Subsequent Acquisition Transaction. MI 61-101 requires that, in addition to any other required securityholder approval, in order to complete a business combination (such as a

Subsequent Acquisition Transaction), the approval of a majority of the votes cast by "minority" holders of the Common Shares must be obtained at a meeting held for such purpose unless an exemption is available or discretionary relief is granted by the applicable securities regulatory authorities. If, however, following the Offer, Alexis and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any subsequent business combination, the "minority"' shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than (a) Alexis (other than in respect of Common Shares acquired pursuant to the Offer as described below), (b) any "interested party" (within the meaning of MI 61-101), (c) certain "related parties" of Alexis or of any other "interested party" (in each case within the meaning of MI 61-101) including any director or senior officer of Alexis, affiliate or insider of Alexis or any of their directors or senior officers and (d) any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. However, MI 61 -101 also provides that Alexis may treat Common Shares acquired under the Offer as "minority" Common Shares and vote them, or consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer (and for these purposes, if Shareholders will receive securities that are redeemed for cash within seven days of their issuance in consideration for their Common Shares in the business combination, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination); and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a "joint actor" (within the meaning of MI 61-101) with Alexis in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares.

Alexis currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer, that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and believes that the required disclosure has been included in this Circular. Accordingly, Alexis intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

At the date hereof, to the best of the Offeror's knowledge after reasonable enquiry, the only securities that would be required to be excluded in determining whether minority approval has been obtained are: (i) 31,092,000 Common Shares currently owned by Alexis; and (ii) 892,312 Common Shares currently owned by David G. Tafel; (iii) 1,949,082 Common Shares currently owned by Edward Stringer; and (iv) 1,637,422 Common Shares currently owned by Kenneth A. Cawkell (in each case, assuming no exercise, conversion or exchange of Convertible Securities). To the knowledge of the Offeror, the severance payments to be received by David G. Tafel, Edward Stringer and Kenneth A. Cawkell as a result of the transactions contemplated herein may constitute a "collateral benefit" within the meaning of MI 61-101.

In addition, under MI 61-101, if following the Offer, Alexis and its affiliates are the beneficial owners of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders,

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. If the relevant dissent procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Common Shares. The fair value of Common Shares so determined could be more or less than the amount paid per Common Share under the Subsequent Acquisition Transaction or the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Garson Gold will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Although Alexis currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Alexis' ability to effect such a transaction, information hereafter obtained by Alexis, changes in general economic, industry, political, social, regulatory or market conditions or in the business or prospects of Garson Gold or its assets, properties, results of operations or condition (financial or otherwise), or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. Alexis expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

If Alexis is unable to or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, Alexis will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Garson Gold, or taking no actions to acquire additional Common Shares. Subject to applicable Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, Alexis may take no action to acquire additional Common Shares, or may even sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by Alexis, which may vary from the price paid for Common Shares under the Offer See Section 13 of the Offer, "Market Purchases".

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations".

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority securityholder approval for specified types of transactions. See "Subsequent Acquisition Transaction" above.

Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

21. Certain Canadian Federal Income Tax Considerations

In the opinion of Cassels Brock & Blackwell LLP, counsel to Alexis, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Common Shares pursuant to this Offer or otherwise disposes of Common Shares pursuant to certain transactions described under Section 20 of this Circular, "Acquisition of Common Shares Not Deposited Under the Offer".

This summary is based on the current provisions of the Tax Act, the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and counsel's understanding of the current administrative practices and policies of the Canada Revenue Agency ("**CRA**") published prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to a Shareholder (i) where the Shareholder, persons not dealing at arm's length with the Shareholder for purposes of the Tax Act or the Shareholder together with such persons controls Alexis; (ii) that will beneficially own Alexis Common Shares having a fair market value of more than 50% of the fair market value of all outstanding Alexis Common Shares immediately after Alexis takes up the Offer; (iii) that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market property" rules or a "specified financial institution" as defined in the Tax Act; (iv) an interest in which is a "tax shelter investment" as defined in the Tax Act; or (v) which has made a functional currency reporting election for purposes of the Tax Act. In addition, this summary does not address all issues relevant to Shareholders who acquired Common Shares on the exercise of an employee stock option. Such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder and no representations with respect to the tax consequences to any particular Shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Shareholders Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada, deals at arm's length with Alexis and Garson Gold, is not affiliated with Alexis or Garson Gold, and holds their Common Shares as capital property (a "**Resident Shareholder**"). Common Shares will generally be considered to be capital property to a Resident Shareholder unless the Resident Shareholder holds such Common Shares in the course of carrying on a business, or the Resident Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Resident Shareholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat their Common Shares and all other "Canadian securities", as defined in the Tax Act, owned by such Resident Shareholder in the taxation year in which such election is made, and in all subsequent taxation years, as capital property by making the irrevocable election permitted by Subsection 39(4) of the Tax Act.

Sale Pursuant to the Offer

A Resident Shareholder who disposes of Common Shares to Alexis under the Offer in exchange for Alexis Common Shares generally will be deemed to have disposed of the Common Shares on a tax-deferred basis for proceeds of disposition equal to the Resident Shareholder's aggregate adjusted cost base thereof immediately before the exchange and to have acquired the Alexis Common Shares received in exchange therefore at an aggregate cost equal to such aggregate adjusted cost base, unless the Resident Shareholder chooses to report any portion of the capital gain or capital loss arising on such disposition in computing income for the year of disposition. The cost of Alexis Common Shares acquired by the Resident Shareholder will be averaged with the adjusted cost base of any other Alexis Common Shares held by the Resident Shareholder immediately prior to the exchange for the purpose of determining thereafter the adjusted cost base of each Alexis Common Share held by such Resident Shareholder.

If a Resident Shareholder chooses to report the capital gain (or capital loss) realized on the disposition of the Common Shares in exchange for the Alexis Common Shares, such capital gain (or capital loss) will be equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Resident Shareholder's adjusted cost base of the Common Shares immediately before the exchange. The Resident Shareholder's proceeds of disposition of the Common Shares and the cost of the Alexis Common Shares received in such an event will be equal to the fair market value of the Alexis Common Shares at the time of the exchange.

Taxation of Capital Gains and Capital Losses

A Resident Shareholder will be required to include one-half of the amount of any capital gain (a "**taxable capital gain**") in income, and generally will be required to deduct one-half of the amount of any capital loss (an "**allowable capital loss**") against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the exchange of the Common Shares may in certain circumstances be reduced by the amount of any dividends received or deemed to be received by it on such Common Shares. Similar rules may apply where a Common Share is exchanged by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Also, in certain circumstances a capital loss realized by a Resident Shareholder that is a corporation, trust or partnership on the exchange of the Common Shares may be suspended, in accordance with the loss suspension rules in the Tax Act. Resident Shareholders to whom any of these rules may be relevant should consult their own tax advisors.

A Resident Shareholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

Compulsory Acquisition of Common Shares

As described under Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition of Common Shares", Alexis may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition. Provided that a Resident Shareholder does not receive any consideration other than Alexis Common Shares, the tax consequences will be generally as set out under the subheading "Sale Pursuant to the Offer" above.

Pursuant to CRA's current administrative practice, a Resident Shareholder who validly exercises a right to dissent and is paid the fair value for Common Shares in respect of a Compulsory Acquisition will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount received (not including any interest awarded by the court). As a result, such a Resident Shareholder will realize a capital gain (or a capital loss) generally calculated in the manner and subject to the tax consequences discussed in greater detail under the subheading "Taxation of Capital Gains and Capital Losses" above.

A Resident Shareholder will be required to include in computing its income any interest awarded by a court in connection with a Compulsory Acquisition.

Resident Shareholders whose Common Shares may be acquired by way of a Compulsory Acquisition should consult their own tax advisors.

Subsequent Acquisition Transaction

As described under Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction", if Alexis does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Alexis may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Alexis may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. Depending on the form of the Subsequent Acquisition Transaction, a Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend. Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. The tax-deferred exchange, described above under the subheading "Sale Pursuant to the Offer", may not be available in respect of a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Garson Gold and one of Alexis' affiliates pursuant to which Resident Shareholders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged for redeemable preference shares of the amalgamated corporation ("**Redeemable Shares**") which would then be immediately redeemed for Alexis Common Shares. In those circumstances, such a holder would not realize a capital gain or capital loss as a result of the exchange of the Common Shares for the Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Common Shares to the holder immediately before the amalgamation.

Upon the redemption of the Redeemable Shares, the holder would be deemed to have received a dividend (subject to the potential application of Subsection 55(2) of the Tax Act to holders of Redeemable Shares that are corporations, as discussed below) equal to the amount by which the fair market value of the Alexis Common Shares received exceeds the paid-up capital of the Redeemable Shares for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption of such Redeemable Shares.

Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation would otherwise be deemed to receive a dividend in the circumstances described above, all or part of the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Redeemable Shares for purposes of computing the Resident Shareholder's capital gain or capital loss. Resident Shareholders that are corporations should consult their own tax advisors in this regard.

A Resident Shareholder that is a "private corporation" or a "subject corporation", as defined in the Tax Act, will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income for the year.

In the case of a Resident Shareholder that is an individual, dividends deemed to be received as a result of a redemption of Redeemable Shares will be included in computing the Resident Shareholder's income for the taxation year. Such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations. The Tax Act provides for an enhanced gross-up and dividend tax credit for "eligible dividends". There can be no assurance that any deemed dividend will be an eligible dividend.

Qualified Investment Status

As described under Section 18 of this Circular, "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer", the Common Shares may cease to be listed on the TSXV following the completion of the Offer. Resident Shareholders are cautioned that, if the Common Shares are no longer listed on a "designated stock exchange" (which currently includes the TSXV) and Garson Gold ceases to be a "public corporation" for purposes of the Tax Act, Common Shares held following the completion of the Offer may cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts.

Shareholders Not Resident in Canada

This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, deals at arm's length with Alexis and Garson Gold, is not affiliated with Alexis or Garson Gold, holds their Common Shares as capital property and does not use or hold, and is not deemed to use or hold, Common Shares in connection with a business carried on in Canada (a "**Non-Resident Shareholder**"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is a non-resident insurer carrying on an insurance business in Canada and elsewhere or an "authorized foreign bank", as defined in the Tax Act.

Sale Pursuant to the Offer

A Non-Resident Shareholder who exchanges Common Shares for Alexis Common Shares will generally be subject to the same income tax considerations as those discussed above with respect to Resident Shareholders, except that if a Non-Resident Shareholder chooses to report a capital gain or capital loss on the exchange of such shares, the Non-Resident Shareholder will not be subject to tax under the Tax Act unless the Common Shares are "taxable Canadian property" to the Non-Resident Shareholder.

A Common Share listed on a "designated stock exchange", as defined in the Tax Act, (which includes the TSX) generally will not be taxable Canadian property to a Non-Resident Shareholder unless at any time during the 60 month period immediately preceding the disposition of such Common Share the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the shares of any class or series of Garson Gold. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property to the Non-Resident Shareholder.

Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Even if the Common Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Shareholder's income for purposes of the Tax Act provided that the Common Shares constitute "treaty-protected property", as defined in the Tax Act. Common Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act.

Compulsory Acquisition of Common Shares

As described under Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition of Common Shares". Alexis may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition. Provided that a Non-Resident Shareholder does not receive any consideration other than Alexis Common Shares, the tax consequences will be generally as set out under the subheading "Sale Pursuant to the Offer" above. A Non-Resident Shareholder whose Common Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition. A Non-Resident Shareholder whose Common Shares are taxable Canadian property for purposes of the Tax Act may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition unless the Common Shares constitute treaty-protected property. If the Common Shares are not listed on a designated stock exchange at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. See the subheading "De-listing of Common Shares" below for additional consequences of a disposition of Common Shares at a time when such shares are not listed on a designated stock exchange.

Where interest is paid or credited to a Non-Resident Shareholder in connection with a Compulsory Acquisition, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Shareholder deals at arm's length with the payor at the time of such payment or credit and the interest is not "participating debt interest'", as defined in the Tax Act.

Non-Resident Shareholders whose Common Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

Subsequent Acquisition Transaction

As described under Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction", if Alexis does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Alexis may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares. The tax treatment of such a transaction to a Non-Resident Shareholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than described above. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a Non-Resident Shareholder generally are subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a signatory. In addition, if the Common Shares are not listed on a designated stock exchange at the time of disposition, the notification and (unless the Common Shares are treaty-protected property) withholding provisions of Section 116 of the Tax Act will apply to the Non-Resident Shareholder.

Where interest is paid or credited to a Non-Resident Shareholder in connection with a Subsequent Acquisition Transaction, the Non- Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Shareholder deals at arm's length with the payor at the time of such payment or credit and the interest is not "participating debt interest", as defined in the Tax Act.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

De-listing of Common Shares

As described under Section 18 of the Circular, "Effect of the Offer on the Market for and Listing of Common Shares and Stains as a Reporting Issuer", Common Shares may cease to be listed on the TSXV following the completion of the Offer and may not be listed on the TSXV at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Non-Resident Shareholder is cautioned that if the Common Shares are not listed on a "designated stock exchange", as defined in the Tax Act, at the time they are disposed of: (a) the Common Shares will be taxable Canadian property to the Non-Resident Shareholder; (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, unless the Common Shares are treaty-protected property: (c) the Non-Resident Shareholder will be required to file a Canadian income tax return in respect of such disposition unless such disposition is an "excluded disposition" for purposes of Section 150 of the Tax Act; and (d) the notification and (unless the Common Shares are treaty-protected property) withholding provisions of Section 116 of the Tax Act will apply to the Non-Resident Shareholder. If the withholding provisions of Section 116 of the Tax Act apply, Alexis may be required to deduct and withhold an amount from any payment made to the Non-Resident Shareholder and to remit such amount to the Receiver General on behalf of the Non-Resident Shareholder.

Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

22. Certain United States Federal Income Tax Considerations

Notice Pursuant to IRS Circular 230: Any statement contained in this summary concerning any US federal tax issue is not intended or written to be used, and it cannot be used by a US Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Offer and Circular. Each US Holder should seek US federal tax advice, based on the US Holder's particular circumstances, from an independent tax advisor.

Scope of this Disclosure

The following is a summary of the anticipated material US federal income tax consequences to US Holders (as defined below) arising from and relating to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction (collectively, the "**Acquisition**").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax consequences that may apply to a US Holder as a result of the Acquisition. This summary does not address US estate or gift tax consequences, US state or local tax consequences, or the tax consequences of the Acquisition in jurisdictions other than the US. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the Acquisition to such US Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal income, US state and local, and foreign tax consequences of the Acquisition.

Authorities

This summary is based upon the Internal Revenue Code of 1986, as amended (the "**Code**"), temporary, proposed, and final Treasury Regulations issued under the Code, judicial and administrative interpretations of the Code and Treasury Regulations, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital signed September 26, 1980, as amended (the "**Canada-US Tax**

Convention"), in each case as in effect and available as of the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof and the Canada-US Tax Convention are also subject to various interpretations, and there can be no guarantee that the IRS or the US courts will agree with the tax consequences described in this summary.

US Holder

For purposes of this summary, a "US Holder" is a beneficial owner of Common Shares (or, following the completion of the Acquisition, a beneficial owner of Alexis Common Shares) that holds such shares as capital assets, and that, for US federal income tax purposes, is:

- an individual who is a citizen or resident of the US for US federal income tax purposes;
- a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia;
- an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or
- a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for US federal income tax purposes) beneficially owns Common Shares (or, following the completion of the Acquisition. Alexis Common Shares), the US federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially own Common Shares (or, following the completion of the Acquisition, Alexis Common Shares) should consult their own tax advisors as to the US federal, state and local, and foreign tax consequences of the Acquisition and the ownership and disposition of Alexis Common Shares received pursuant to the Acquisition.

Non-US Holders

For the purposes of this summary, a "non-US Holder" is a beneficial owner of Common Shares (or, following the completion of the Acquisition, Alexis Common Shares) other than a US Holder. This summary does not address the US federal income tax consequences of the Acquisition or the ownership and disposition of Alexis Common Shares received pursuant to the Acquisition to non-US Holders of Common Shares, and such non-US Holders are accordingly urged to consult their own tax advisors regarding the potential US federal income tax consequences to them of the Acquisition and ownership and disposition of Alexis Common Shares received pursuant to the Acquisition, and the potential application of any tax treaties.

Transactions Not Addressed

This summary does not address the US federal income tax consequences of certain transactions effectuated prior or subsequent to. or concurrently with, the Acquisition (whether or not any such transactions are undertaken in connection with the Acquisition), including, without limitation, the following:

- any exercise of any warrant, option or other right to acquire Common Shares;
- any conversion of any warrant, option or other right to acquire Common Shares into a right to acquire Alexis Common Shares;
- any conversion into Common Shares of any notes, debentures or other debt instruments; and
- any transaction, other than the Acquisition, in which Common Shares or Alexis Common Shares are acquired.

Persons Not Addressed

The US federal income tax consequences to the following persons (including persons who are US Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the US federal income tax consequences to them of the Acquisition and ownership and disposition of Alexis Common Shares received pursuant to the Acquisition:

- Garson Gold and Alexis:
- persons that acquired Common Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;
- persons that hold warrants, notes, debentures or other debt instruments in Garson Gold;
- persons having a functional currency for US federal income tax purposes other than the US dollar;
- persons that hold Common Shares as part of a position in a straddle or as part of a hedging or conversion transaction:
- US expatriates and former long-term residents of the US;
- persons subject to the alternative minimum tax;
- persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Garson Gold (or, following the completion of the Acquisition, US Holders that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Alexis;
- persons who own their Common Shares other than as a capital asset as defined in the Code; and
- other persons that may be subject to special US federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method.

Exchange Pursuant to the Acquisition

As of the date of this Circular, Alexis expects that the Acquisition may constitute a taxable disposition of Common Shares by US Holders rather than a Reorganization (as defined below). Subject to the PFIC (as defined below) rules discussed below, if the Acquisition constitutes a taxable disposition of Common Shares by US Holders, it will result in the following US federal income tax consequences:

- a US Holder of Common Shares will recognize gain or loss equal to the difference between (i) the fair market value of Alexis Common Shares or the US dollar value of the Canadian currency received by the US Holder and (ii) the US Holder's adjusted tax basis in the Common Shares surrendered in connection with the Acquisition;
- the aggregate tax basis of Alexis Common Shares received by a US Holder of Common Shares in the Acquisition will be equal to the aggregate fair market value of Alexis Common Shares at the time they are received; and
- the holding period of Alexis Common Shares received by a US Holder in the Acquisition will begin on the day after they are received.

Subject to the PFIC discussion below, the gain or loss described above generally will be capital gain or loss, and will be long-term capital gain or loss if the Common Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

There is a possibility that the Acquisition may qualify as a tax-deferred reorganization under Sections 368(a) and 367 of the Code ("**Reorganization**"). Whether the Acquisition qualifies as a Reorganization will depend on the resolution of numerous factual issues, some of which may not be known until the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction, and on the application of complex US federal income tax laws. Alexis has not determined how any Subsequent Acquisition Transaction would be structured and, as of the date of this Circular, Alexis does not expect that the US federal income tax consequences to US Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. The requirements that must be satisfied in order for the Acquisition to qualify as Reorganization are complex, and each US Holder should consult its own tax advisor regarding these requirements. Subject to the PFIC Rules discussed below, if the Acquisition qualifies as a Reorganization, then US Holders who exchange their Common Shares for Alexis Common Shares in the Acquisition should not recognize any gain or loss on the exchange and the tax basis of the Alexis Common Shares received in the exchange should be equal to the basis of their Common Shares.

Dissenting US Holders

Subject to the PFIC Rules discussed below, a US Holder who exercises any available dissent or appraisal rights from the Acquisition will recognize gain or loss on an exchange of the US Holder's Common Shares for cash in an amount equal to the difference between (a) the US dollar value of the Canadian currency received (other than amounts, if any, which are or are deemed to be interest for US federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the US Holder's adjusted tax basis in its Common Shares.

Treatment of Garson Gold as a PFIC

A non-US corporation is classified as a "passive foreign investment company" (a "**PFIC**") for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for US federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a US Holder has held shares of the corporation, the corporation may continue to be classified as a PFIC for any subsequent taxable year in which the US Holder continues to hold the shares even if the corporation's income and assets are no longer passive in nature. For purposes of the PFIC provisions, passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is classified as a PFIC, a non-US corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% (by value) stock interest. In addition, if a non-US corporation is a PFIC and owns shares of another foreign corporation that also is a PFIC, a US Holder may be treated as if it owned the shares of the other foreign corporation directly for purposes of the PFIC rules. Based on its income and assets reported in its most recent financial statements, Garson Gold is likely a PFIC.

Consequences if Garson Gold is Classified as a PFIC

If Garson Gold is classified as a PFIC, a US Holder of Common Shares may be subject to special, adverse tax rules in respect of the Acquisition.

Under the general PFIC rules:

- the Acquisition will be treated as a taxable exchange even if the transaction qualifies as a Reorganization, unless Alexis is also considered a PFIC for the taxable year in which the Acquisition occurs;
- any gain on the Common Shares realized in the Acquisition will be allocated rateably over the US Holder's holding period for the Common Shares;
- the amount allocated to the current taxable year and any year prior to the first year in which Garson Gold was classified as a PFIC will be taxed as ordinary income in the current year;
- the amount allocated to each of the prior taxable years during which Garson Gold was a PFIC will be subject to tax at the highest rate of tax in effect for that year; and

- an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior taxable years during which Garson Gold was a PFIC, which interest charge is not deductible by non-corporate US Holders.

A US Holder that has made a "qualified electing fund" ("**QEF**") election or a "mark-to-market" election may not be subject to the PFIC rules described above. See "Treatment of Alexis as a PFIC" below, for a description of those elections. To be considered timely for this purpose, a QEF election must be made for the first tax year in the US Holder's holding period in which Garson Gold qualified as a PFIC (or a deemed sale election must be made, as described below).

If a US Holder fails to timely make a QEF election for the first tax year in the US Holder's holding period in which the PFIC qualifies as a PFIC, the US Holder may be able to make a retroactive QEF election after the due date for the original QEF election if the US Holder reasonably believed that as of the election due date, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and filed a Protective Statement (as described below) with respect to the foreign corporation, applicable to the retroactive election year, in which the shareholder described the basis for its reasonable belief and extended the periods of limitations on the assessment of PFIC related taxes with respect to the foreign corporation for all taxable years of the shareholder to which the Protective Statement applies. A "Protective Statement" is a statement executed under penalties of perjury by the US Holder that contains, among other things, a description of the shareholder's basis for its reasonable belief that the foreign corporation was not a PFIC for its taxable year that ended with or within the shareholder's first taxable year to which the Protective Statement applies. A shareholder that has not satisfied the foregoing requirements for a retroactive QEF election may request the consent of the Commissioner to make a retroactive election for a taxable year of the shareholder provided the shareholder reasonably relied on a qualified tax professional who failed to identify the corporation as a PFIC or failed to advise the US Holder of the consequences of making, or failing to make, the QEF election and provided that certain other requirements are met.

Generally, to make a QEF election for a year that is not the first year in the US Holder's holding period in which the foreign corporation qualified as a PFIC, the US Holder must also make a "deemed sale election" as described below. Such deemed sale election must be made by amending the US Holder's US federal income tax return within three years of its due date (including extensions). The deemed sale election must be accompanied by a QEF election if the corporation was classified as a PFIC for the tax year with respect to which the deemed sale election is made. A deemed sale election requires that the US Holder recognize any gain (but not loss) that the US Holder would have realized on a sale of such US Holder's stock in the foreign corporation for its fair market value (i) on the first day of the US Holder's tax year with respect to which the accompanying QEF election is made, if the corporation was still a PFIC for such year, or (ii) on the last day of the most recent taxable year of the corporation in which it was classified as a PFIC, if the corporation lost its PFIC status in the subsequent taxable year The adjusted tax basis of a US Holder's company shares will be increased by the amount of gain recognized by such US Holder on a deemed sale election. US Holders should be aware that there can be no assurance that Garson Gold will supply the information and statements necessary to make a QEF election. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or the availability of the QEF or mark-to-market elections.

Foreign Currency

If a US Holder is a cash-basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with the Acquisition, the amount realized will be based on the US dollar value of the foreign currency received, as determined on the settlement date of the sale.

If a US Holder is an accrual-basis taxpayer, the US Holder may elect the same treatment required of cash-basis taxpayers with respect to the Acquisition, provided the election is applied from year to year. The election may not be changed without the consent of the IRS. If a US Holder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, the US Holder might have foreign currency gain or loss for federal income tax purposes. Any gain or loss would be equal to the difference between the US dollar value of the foreign currency received on the date of the sale in the Acquisition and its value on the date of payment, if these dates are considered to be different for US federal tax purposes. Any currency gain or loss generally would be treated as US source ordinary income or loss and would be in addition to the gain or loss, if any, recognized in the Acquisition.

A US Holder that does not convert foreign currency received into US dollars on the date of receipt generally will have a tax basis in the foreign currency equal to the US dollar value of the foreign currency on the date of receipt. Any gain or loss recognized on a subsequent disposition of the foreign currency will generally be treated as US source ordinary income or loss.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Acquisition may be entitled to elect to receive either a deduction or a credit for US federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's US federal income tax liability that the US Holder's "foreign source" taxable income bears to the US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction generally must be classified, under complex rules, as either "foreign source" or "US source". Gain on the disposition of Common Shares generally will be US source gain for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the Canada-US Tax Convention.

Ownership of Alexis Common Shares

The following is a summary of certain material US federal income tax consequences to a US Holder arising from and relating to the ownership and disposition of Alexis Common Shares.

General Taxation of Distributions

Subject to the PFIC rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to the Alexis Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from the distribution) to the extent of the current and accumulated "earnings and profits" of Alexis, as computed for US federal income tax purposes. Subject to the PFIC rules discussed below, to the extent that a distribution exceeds the current and accumulated "earnings and profits" of Alexis, the distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in the Alexis Common Shares and thereafter as gain from the sale or exchange of its Alexis Common Shares. See "Disposition of Alexis Common Shares" below. Dividends received on the Alexis Common Shares by a corporate US Holder generally will not be eligible for the "dividends received deduction".

Reduced Tax Rates for Certain Dividends

Subject to the PFIC Rules discussed below, for taxable years beginning before January 1, 2011, a dividend paid by Alexis generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Alexis is a "qualified foreign corporation" (as defined below), (b) the US Holder receiving the dividend is an individual, estate, or trust, and (c) the dividend is paid on Alexis Common Shares that have been held by the US Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

Alexis generally will be a "qualified foreign corporation" under Section l(h)(l 1) of the Code (a "**QFC**") if Alexis is eligible for the benefits of the Canada-US Tax Convention or, if not, the Alexis Common Shares are readily tradable on an established securities market in the US. However, even if Alexis satisfies one or more of these requirements, Alexis will not be treated as a QFC if Alexis is a PFIC for the taxable year during which Alexis pays a dividend or for the preceding taxable year.

As discussed below, Alexis believes that it may be a PFIC for the current taxable year. See "Treatment of Alexis as a PFIC" below. If Alexis is a PFIC, it will not be a QFC and a dividend paid by Alexis to a US Holder generally will not be eligible for the preferential tax rates applicable to long-term capital gains.

Distributions Paid in Foreign Currency

The amount of a distribution received on the Alexis Common Shares in foreign currency generally will be equal to the US dollar value of a distribution based on the exchange rate applicable on the date of receipt. A US Holder that does not convert foreign currency received as a distribution into US dollars on the date of receipt generally will have a tax basis in the foreign currency equal to the US dollar value of the foreign currency on the date of receipt. Any gain or loss recognized on a subsequent disposition of the foreign currency will generally be treated as US source ordinary income or loss.

Disposition of Alexis Common Shares

Subject to the PFIC Rules discussed below, a US Holder will recognize gain or loss on the sale or other taxable disposition of Alexis Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) the US Holder's adjusted tax basis in the Alexis Common Shares sold or otherwise disposed of. Such gain or loss described generally will be capital gain or loss, and will be long-term capital gain or loss if the Common Shares have been held for more than one year, subject to the discussion below regarding PFICs. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Treatment of Alexis as a PFIC

Whether Alexis will be considered a PFIC for its current taxable year, or for any subsequent taxable year, will depend on the assets and income of Alexis over the course of each taxable year (as discussed above under "Treatment of Garson Gold as a PFIC') and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance whether Alexis will be considered a PFIC for the taxable year that includes the day after the date of the Acquisition or for any subsequent taxable year.

If Alexis is a PFIC, a US Holder of Alexis Common Shares will be subject to special, adverse tax rules. Under the PFIC rules:

- any gain on the sale, exchange, or other disposition of Alexis Common Shares (including certain dispositions that would otherwise not be subject to tax) and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over the US Holder's holding period for the Alexis Common Shares;

- the amount allocated to the current taxable year and any year prior to the first year in which Alexis was classified as a PFIC will be taxed as ordinary income in the current year;

- the amount allocated to each of the prior taxable years during which Alexis was a PFIC will be subject to tax at the highest rate of tax in effect for that year; and

- an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the prior taxable years during which Alexis was a PFIC, which interest charge is not deductible by non corporate US Holders.

A US Holder of a corporation that is classified as a PFIC may elect, provided the corporation complies with certain reporting requirements, to have the corporation treated as a "qualified electing fund", or "QEF", with respect to such shareholder, in which case, for any taxable year that the corporation is actually a PFIC, the QEF-electing US Holder is required to include in gross income his or her proportionate share of the corporation's ordinary income and net capital gains, whether or not such amounts are actually distributed to the US Holder. Any amounts distributed by the corporation out of earnings previously included in the income of a QEF-electing US Holder generally are not taxable for US Federal income tax purposes (although the electing US Holder may recognize ordinary income or loss attributable to exchange rate fluctuations between the time of the previous income inclusion and the time of the actual distribution). An electing US Holder's tax basis in its shares is increased by the amount of any QEF income inclusions reported by such shareholder, and is decreased by any distributions received from the corporation that are treated as recoveries of previously-taxed income. In addition, a QEF-electing US Holder is not subject to the special rules described above (which are applicable to non QEF-electing US Holders) when it disposes of its Alexis Common Shares. US Holders should be aware, however, that there can be no assurance that Alexis will supply the information and statements necessary for US Holders to make a QEF election.

As an alternative to a QEF election, a US Holder may elect to mark its shares to market (a "**Mark-to-Market Election**"). A US Holder who makes a Mark-to-Market Election must generally recognize gain or loss on an annual basis as if the holder has disposed of their shares at the end of each taxable year. This gain or loss is generally treated as ordinary income or ordinary loss rather than capital gain or capital loss. A US Holder that has made a Mark-to-Market Election will not be subject to the special rules described above when the US Holder disposes of its Alexis Common Shares.

US Holders are strongly urged to consult their own US tax advisors as to the status of Alexis as a PFIC under the US tax rules and the advisability of making a QEF election or a Mark-to-Market Election.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received or a gain realized on the Alexis Common Shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for the Canadian income tax paid. Generally, a credit will reduce a US Holder's US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder's income subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder's US federal income tax liability that the US Holder's "foreign source" taxable income bears to the US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source". In addition, this limitation is calculated separately with respect to specific categories of income. Gain or loss recognized by a US Holder on the sale or other taxable disposition of Alexis Common Shares generally will be treated as "US source"' for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and is resourced as foreign source gain under the Canada-US Tax Convention. Dividends received on the Alexis Common Shares generally will be treated as '"foreign source" and generally will be categorized as ''passive income". The foreign tax credit rules are complex, and each US Holder should consult its own tax advisor regarding the foreign tax credit rules.

Backup Withholding Tax and Information Reporting Requirements

Unless the US Holder is a corporation or other exempt recipient, payments to certain US Holders of dividends made on Alexis Common Shares, or the proceeds of the sale or other disposition of the Common Shares or the Alexis Common Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and US federal backup withholding tax at the rate of 28% (subject to periodic adjustment) if the US Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable US information reporting or certification requirements. Any amount withheld from a payment to a US Holder under the backup withholding rules is allowable as a credit against the US Holder's US federal income tax, provided that the required information is timely furnished to the IRS.

23. Information Agent and Depositary

Alexis has engaged Kingsdale Shareholder Services Inc. to act as the Information Agent to provide a resource for information for Shareholders.

Alexis has engaged Equity Transfer & Trust Company to act as Depositary under the Offer. In such capacity, the Depositary will receive deposits of certificates representing the Common Shares and accompanying Letters of Transmittal deposited under the Offer at its offices in Toronto, Ontario set out in the Letter of Transmittal. In addition, the Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Alexis under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares.

The Information Agent and the Depositary will receive reasonable and customary compensation from Alexis for their services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Alexis has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses of the Offer.

Alexis will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Common Shares pursuant to the Offer, provided that Alexis may make other arrangements with soliciting dealers and/or information agents. No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary.

Shareholders should contact the Information Agent and Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Common Shares with the Depositary. Contact details for the Information Agent and Depositary are provided on the last page of the Offer and Circular.

24. Legal Matters

Alexis is being advised in respect of certain Canadian legal matters concerning the Offer by, and the opinions contained under "Certain Canadian Federal Income Tax Considerations" in Section 22 of the Circular, have been provided by Cassels Brock & Blackwell LLP, Canadian counsel to Alexis.

Alexis is being advised in respect of certain U.S. legal matters concerning the Offer by, and the opinions contained under "Certain U.S. Income Tax Considerations" in Section 22 of the Circular, have been provided by Hodgson Russ LLP, U.S. counsel to Alexis.

25. Expenses of the Offer

Alexis currently estimates that expenses in the aggregate amount of approximately $1,200,000 will be incurred by Alexis and/or one or more of its affiliates or subsidiaries in connection with the Offer, including legal, financial advising, accounting, filing and printing costs, information agent and depositary fees, and the cost of preparing and mailing the Offer and Circular and the documentation accompanying the Offer and Circular.

26. Experts

As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding securities of each of Garson Gold and Alexis.

As of the date hereof, the partners and associates of Hodgson Russ LLP, as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding securities of each of Garson Gold and Alexis.

Reference should be made to the Section entitled "Interests of Experts" set out in the Annual Information Form which is incorporated by reference into this Offer and Circular. With respect to technical information relating to Alexis contained in the Annual Information Form, Claude Gobeil and Patrick Sevigny, employees of Alexis, have supervised the preparation of such disclosure and are "qualified persons" for the purposes of NI 43-101. As of the date hereof, each of the following experts (or designated professionals of an expert, as applicable) (the "Technical Experts") beneficially holds, directly or indirectly, less than 1% of the Alexis Common Shares: Claude Gobeil, Francois Chabot, Kirk Rodgers and Patrick Sevigny.

The audited consolidated financial statements of Alexis as at December 31, 2008 and 2007 incorporated by reference in this Offer and Circular have been audited by McGovern, Hurley, Cunningham LLP, Chartered Accountants, who have advised that they are independent with respect to Alexis within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants.

27. Available Information

Alexis files reports and other information with certain Canadian securities regulatory authorities. These reports and information are available to the public free of charge under the Alexis profile on SEDAR at www.sedar.com.

28. Stock Exchange Listing Applications

The TSX has conditionally approved the listing of the Alexis Common Shares issuable in connection with the Offer. Listing approval with the TSX remains subject to Alexis fulfilling all of the requirements of the TSX on or before the Business Day following the initial take up and payment for Common Shares under the Offer.

29. No Registration Statement Filed with the SEC

Alexis does not intend to file with the SEC a registration statement in connection with the Offer under the US Securities Act.

30. Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders in connection with the Offer. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their Province for particulars of those rights or consult with a lawyer.

31. Directors' Approval

The contents of the Offer and Circular have been approved, and the sending, communication or delivery of the Offer and Circular to the security-holders of Garson Gold has been authorized, by the board of directors of Alexis.

CONSENT OF COUNSEL

To: The Directors of Alexis Minerals Corporation

We hereby consent to the reference to our name and opinions contained under "Legal Matters", "Experts" and "Certain Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated November 11 2009 made by Alexis Minerals Corporation to the holders of Common Shares of Garson Gold Corp.

Toronto Ontario	*(signed) Cassels Brock & Blackwell LLP*
November 11, 2009	CASSELS BROCK & BLACKWELL LLP

AUDITORS' CONSENTS

We have read the Offer and Circular of Alexis Minerals Corporation (the "Company") furnished with the Company's Offer dated November 11, 2009 to purchase all of the issued and outstanding Common Shares of Garson Gold Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of shareholders' equity, operations, comprehensive (loss) and deficit and cash flows for the years then ended. Our report is dated February 13, 2009.

Toronto, Canada

November 11, 2009

(signed) *McGovern, Hurley, Cunningham, LLP*

MCGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the securityholders of Garson Gold Corp. has been authorized, by the board of directors of Alexis Minerals Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED: November 11, 2009

(signed) *David Rigg*	(signed) *Deborah Battison*
David Rigg	Deborah Battiston
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed) *Stan Bharti*	(signed) *Tony Wonnacott*
Stan Bharti	Tony Wonnacott
Director	Director

SCHEDULE "A"

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Unaudited pro forma consolidated financial statements of

Alexis Minerals Corporation

Pro Forma Consolidated Balance Sheet
June 30, 2009
(Unaudited)
(in thousands of Canadian dollars)

	Alexis Minerals June 30, 2009	Garson Gold April 30, 2009		Pro forma adjustments (Note 3)	Pro forma consolidated
Assets					
Current assets					
Cash and cash equivalents	$ 857	$ 230	a	$ 10,000	$ 7,625
			a	(1,227)	
			b	(2,235)	
Amounts receivable	654	33		-	687
Tax credits receivable	7,135	-		-	7,135
Inventory	5,734	-		-	5,734
Prepaid expenses and advances	286	5		-	291
Marketable securities	-	73		-	73
	14,666	341		6,538	21,545
Deposits	-	5,767		-	5,767
Deferred asset retirement costs	-	4,421	b	(4,421)	-
Property, plant and equipment	7,319	2,817		-	10,136
Mineral exploration and development properties	57,830	14,868	b	21,334	94,032
Goodwill	-	6,193	b	(6,193)	-
	$ 79,815	$ 34,407		$ 17,258	$ 131,480
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	$ 6,705	$ 527		$ -	$ 7,232
Due to directors and related parties	-	127		-	127
Current potion of capital leases	484	-		-	484
Current portion of long-term debt	150	-		-	150
Liability component of convertible debenture	3,897	-		-	3,897
	11,236	654		-	11,890
Non-current liabilities					
Capital lease obligations	248	-		-	248
Long-term debt	84	-		-	84
Asset retirement obligation	706	6,167		-	6,873
Convertible debenture	-	1,296		-	1,296
Future income tax liability	905	2,682	b	(2,682)	8,169
			b	7,264	
	13,179	10,799		4,582	28,560
Shareholders' equity					
Common shares	61,918	27,592	a	8,020	93,383
			b	22,873	
			b	572	
			b	(27,592)	
Warrants	1,767	-	b	4,063	5,830
Equity component of convertible debenture	830	-		-	830
Contributed surplus	12,918	4,961	b	(4,961)	13,674
			b	756	
Deficit	(10,797)	(7,749)	b	7,749	(10,797)
Accumulated other comprehensive income	-	(1,196)	b	1,196	-
	66,636	23,608		12,676	102,920
	$ 79,815	$ 34,407		$ 17,258	$ 131,480

Pro Forma Consolidated Statement of Operations and Comprehensive Loss
Six months ended June 30, 2009
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Alexis Minerals June 30, 2009	Garson Gold April 30, 2009	Pro forma adjustments (Note 3)	Pro forma consolidated
Revenues, net of royalties	$ 13,356	$ -	$ -	$ 13,356
Mine operating expenses	(8,121)	-	-	(8,121)
Amortization and depletion	(3,914)	-	-	(3,914)
Gross profit	1,321	-	-	1,321
Expenses				
Professional, consulting and management fees	907	157	-	1,064
Other general and administrative expenses	826	710		1,536
Long-term interest, accretion and financing costs	337	935		1,272
Other interest, accretion and financing costs	57	-	-	57
Foreign exchnage	(20)	(24)		(44)
Amortization	-	2		2
Interest income and gain on investments	(353)	-	-	(353)
Net loss before taxes	$ (433)	$ (1,780)	$ -	$ (2,213)
Current mining tax recovery	-	-	-	-
Future income tax recovery (expense)	(62)	-	-	(62)
Net loss	$ (495)	$ (1,780)	$ -	$ (2,275)
Other Comprehensive income items	-	-	-	-
Comprehensive loss for the period	$ (495)	$ (1,780)	$ -	$ (2,275)
Net loss per share - basic (Note 5)	$ (0.00)			$ (0.01)
Net loss per share - diluted (Note 5)	$ (0.00)			$ (0.01)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

Pro Forma Consolidated Statement of Operations and Comprehensive Loss
Twelve months ended December 31, 2008
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Alexis Minearls December 31, 2008	Garson Gold January 31, 2009	Pro forma adjustments (Note 4)	Pro forma consolidated
Revenues, net of royalties	$ 10,079	$ -	$ -	$ 10,079
Mine opreating expenses	(8,334)	-	-	(8,334)
Amortization and depletion	(1,364)	-	-	(1,364)
Gross profit	381	-	-	381
Expenses				
Professional, consulting and management fees	1,784	221	-	2,005
Other general and administrative expenses	1,072	1,483	-	2,555
Long-term interest, accretion and financing costs	709	1,638	-	2,347
Other interest, accretion and financing costs	389	-	-	389
Writeoff of exploration properties	181	-	-	181
Foreign exchnage	58	-	-	58
Amortization	-	13	-	13
Interest income and gain on investments	(161)	(144)	-	(305)
Net loss before taxes	(3,651)	(3,211)	-	(6,862)
Current mining tax recovery	-	-	-	-
Future income tax recovery	1,657	498	-	2,155
Net loss	$ (1,994)	$ (2,713)	$ -	$ (4,707)
Other comprehensive income items	-	(720)	-	(720)
Comprehensive loss for the period	$ (1,994)	$ (3,433)	$ -	$ (5,427)
Net loss per share - basic (Note 5)	$ (0.02)			$ (0.03)
Net loss per share - diluted (Note 5)	$ (0.02)			$ (0.03)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

ALEXIS MINERALS CORPORATION
Notes to the Pro Forma Consolidated Financial Statements
Six months ended June 30, 2009 and twelve months ended December 31, 2008
(Unaudited; tabular amounts in thousands of Canadian dollars, except per share amount)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of Alexis Minerals Corporation ("Alexis Minerals") as at June 30, 2009 and unaudited pro forma consolidated statements of operations and comprehensive loss for the six months ended June 30, 2009 and for the twelve months ended December 31, 2008 have been prepared by management of Alexis Minerals in accordance with Canadian generally accepted accounting principles ("GAAP") for illustrative purposes only, to show the effect of the purchase by Alexis Minerals of Garson Gold Corp. ("Garson Gold"). As more fully described in Note 2, Alexis Minerals has agreed to acquire all the outstanding common shares of Garson Gold in exchange for Alexis Minerals common shares. Pursuant to the acquisition, Garson Gold shareholders will receive 0.29 Alexis Minerals common shares for each Garson Gold share held.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a) The unaudited pro forma consolidated balance sheets combining:

(i) the unaudited balance sheet of Alexis Minerals as at June 30, 2009; and,

(ii) the unaudited consolidated balance sheet of Garson Gold as at April 30, 2009.

(b) The unaudited pro forma consolidated statement of operations and comprehensive loss for the six months ended June 30, 2009 combining:

(i) the unaudited statement of operations and comprehensive loss of Alexis Minerals for the six months ended June 30, 2009; and,

(ii) the unaudited consolidated statement of operations and comprehensive loss of Garson Gold for the six months ended April 30, 2009.

(c) The unaudited pro forma consolidated statement of operations and comprehensive loss for the twelve months ended December 31, 2008 combining:

(i) the audited statement of operations and comprehensive loss of Alexis Minerals for the twelve months ended December 31, 2008; and,

(ii) the unaudited consolidated statement of operations and comprehensive loss of Garson Gold for the twelve months ended January 31, 2009.

The unaudited pro forma consolidated balance sheets as at June 30, 2009 have been prepared as if the transaction described in Note 2 had occurred on June 30, 2009. The unaudited pro forma consolidated statements of operations and comprehensive loss for the six months ended June 30, 2009 and for the twelve months ended December 31, 2008 have been prepared as if the transaction described in Note 2 had occurred on January 1, 2009 and January 1, 2008 respectively.

It is management's opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Note 3, in accordance with Canadian GAAP. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Alexis Minerals, which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreement will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma financial statement information. Further, the unaudited pro forma financial statement information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of Garson Gold's consolidated financial statements have been reclassified to provide a consistent format.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements including the notes thereto of Alexis Minerals and Garson Gold.

2. ACQUISITION OF GARSON GOLD

Acquisition of Garson Gold Corp.

On October 19, 2009, Alexis Minerals signed an agreement with Garson Gold pursuant to which Alexis Minerals will acquire all of the outstanding common shares of Garson Gold.

If the proposed transaction is successful, Garson Gold will become a wholly-owned subsidiary of Alexis Minerals.

The transaction is expected to be accounted for as a purchase of assets and not as a business combination as Garson Gold does not meet the definition of a business under Canadian GAAP.

In consideration for the acquisition of Garson Gold, the Company will issue 0.29 shares of Alexis Minerals common stock for each outstanding common share of Garson Gold totalling approximately 48,665,000 common shares to shareholders of Garson Gold, representing approximately $22,873,000 total value based on the closing price of Alexis Mineral's common stock on June 30, 2009. The measurement of the purchase consideration in the unaudited pro forma consolidated financial statement information is estimated at $0.47 per Alexis Minerals share.

The unaudited pro forma consolidated financial information assumes the cost of the acquisition will be based on the $22,873,000 value of Alexis Minerals shares, the fair value of stock options and warrants issued and related acquisition costs. The assets acquired and the liabilities acquired are to be recorded at their estimated fair market values, which are based on preliminary management estimates and are subject to final valuation adjustments:

Purchase price		
Alexis Minerals Coporation shares	$	22,873
Transaction costs		2,807
Fair value of stock options		756
Fair value of warrants		3,310
	$	29,746
Net assets acquired		
Current assets	$	341
Mineral exploration and development properties		36,202
Reclamation bond deposit		5,767
Property, plant and equipment		2,817
Asset retirement obligation		(6,167)
Future income tax liability		(7,264)
Convertible debenture		(1,296)
Account payable and accrued liabilities		(654)
	$	29,746

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pro forma adjustments to reflect Alexis Minerals' purchase of Garson Gold.

Pro forma adjustments to consolidated balance sheets

The unaudited pro forma consolidated balance sheets reflect the following adjustments as if the transaction to purchase Garson Gold had occurred on June 30, 2009:

(a) To record pro forma adjustments to Alexis Minerals' shareholders' equity reflecting the subsequent completion of the following private placement:

(i) In July 2009, gross proceeds of $10,000,000 were raised through the issuance of 7,450,000 flow-through common shares at a price of $0.56 per share and 11,656,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at $0.70 for 2 years from the date of issuance. Cash share issue costs related to the private placement amount to approximately $1,227,000.

(b) To record the acquisition of Garson Gold by Alexis Minerals and to adjust for the elimination of the existing shareholders' equity of Garson Gold.

4. SHAREHOLDERS' EQUITY CONTINUITY

A continuity of Alexis Minerals' shareholders' equity after giving effect to the pro forma transaction described in Note 2 above is set out below:

	Common Shares #	$	Warrants $	Convertible Debenture $	Contributed Surplus $	Accumulated Deficit $	Shareholders' Equity $
Alexis Minerals shareholders' equity at June 30, 2009	128,594,147	61,918	1,767	830	12,918	(10,797)	66,636
Alexis Minerals pro forma adjustment at June 30, 2009	19,106,000	8,020	753	-	-	-	8,773
Alexis Minerals pro forma shareholders' equity at June 30, 2009	147,700,147	69,938	2,520	830	12,918	(10,797)	75,409
Number of Alexis Minerals common shares to be issued to Garson Gold shareholders on acquisition	48,665,254	22,873	-	-	-	-	22,873
Estimated value of common shares issued as transcation costs	1,231,947	572	-	-	-	-	572
Estimated value of options issued to replace Garson Gold options	-	-	-	-	756	-	756
Estimated value of warramts issued to replace Garson Gold warrants	-	-	3,310	-	-	-	3,310
Total Shareholders' Equity	197,597,348	93,383	5,830	830	13,674	(10,797)	102,920

5. PRO FORMA BASIC AND DILUTED LOSS PER SHARE

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 2 and 3 effective January 1, 2009 and January 1, 2008 respectively.

Basic and diluted net loss per share

	Six months ended June, 2009	Twelve months ended December 31, 2008
Weighted average number of Alexis Minerals common shares outstanding for the period	128,223	116,107
Adjustment to reflect subsequent Alexis Minerals financing	19,106	19,106
Adjustment to reflect acquisition of Garson Gold	48,665	48,665
Adjustment to reflect common shares issued as transaction costs	1,232	1,232
Pro forma weighted average number of shares outstanding for the period	197,226	185,110
Pro forma adjusted net loss	$ (2,275)	$ (4,707)
Pro forma adjusted net loss per share - basic and diluted	$ (0.01)	$ (0.03)

The Depositary for the Offer is:

EQUITY
TRANSFER & TRUST COMPANY

Toronto
200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1

Any questions and requests for assistance may be directed to the

Information Agent:

KINGSDALE
Shareholder Services Inc.

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-866-481-2532

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS DOCUMENT IS COMPLETED. THE OFFER TO PURCHASE ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ PRIOR TO COMPLETING THIS LETTER OF TRANSMITTAL. THE DEPOSITARY, OR YOUR BROKER OR OTHER FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL (SEE BACKPAGE OF THIS DOCUMENT FOR ADDRESSES AND TELEPHONE NUMBERS).

LETTER OF TRANSMITTAL

to accompany certificates of Common Shares of

GARSON GOLD CORP.

pursuant to the Offer to Purchase dated November 11, 2009 of

ALEXIS MINERALS CORPORATION

This letter of transmittal (the "**Letter of Transmittal**") is for use by holders (the "**Shareholders**") of common shares (the "**Common Shares**") of Garson Gold Corp. ("**Garson Gold**") in connection with the offer to purchase ("**Offer**") and circular dated November 11, 2009 ("**Circular**") made by Alexis Minerals Corporation ("**Alexis**") to purchase all of the issued and outstanding Common Shares, other than Common Shares beneficially owned by Alexis, including Common Shares that may become outstanding after the Offer but before the date of the expiry time of the Offer upon conversion, exchange or exercise of options or other securities of Garson Gold exchangeable or exercisable for Common Shares, on a basis of 0.29 of a common share of Alexis ("**Alexis Common Share**") for each Common Share subject to adjustment for fractional shares. The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined herein have the meaning set out in the Circular. **You are encouraged to carefully review the Offer and the Circular in its entirety.**

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany any certificates representing Common Shares which are deposited in connection with the Offer.

If the Shareholder wishes to deposit the Common Shares but the certificate representing their Common Shares is not immediately available, or if all other required documents cannot be delivered to the Depositary no later than the Expiry Time, then the Shareholder must deposit the Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Circular, "Manner of Acceptance - Procedure for Guaranteed Delivery". See Instruction 2 below.

The Depositary (see back page of this document for addresses and telephone numbers), your broker, lawyer or other professional advisor can assist you in completing this Letter of Transmittal. A Shareholder who wishes to deposit Common Shares pursuant to the Offer and whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company, trustee, administrator or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Common Shares pursuant to the Offer.

Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below.

Please read the Circular and the instructions set forth below carefully before completing this Letter of Transmittal.

TO: ALEXIS MINERALS CORPORATION

AND TO: EQUITY TRANSFER & TRUST COMPANY (the "Depositary") at its office set out herein

The undersigned hereby delivers with this Letter of Transmittal the certificate(s) representing the Common Shares described below, and, subject only to the provisions of the Offer, irrevocably accepts the Offer upon the terms and conditions contained in the Offer and the Circular. The following are the details of the enclosed certificate(s) representing the Common Shares:

Certificate Number(s)	Name(s) in which Registered	Number of Common Shares Represented by Certificate	Number of Common Shares Tendered
		Total:	

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The undersigned acknowledges receipt of the Offer and Circular and represents and warrants that the undersigned (i) has full power and authority to deposit, sell, assign and transfer the Common Shares represented by the enclosed Common Share certificate for cancellation (the "**Deposited Shares**") and any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**"), (ii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (iii) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (iv) when the Deposited Shares and Distributions are taken up and paid for by Alexis, Alexis will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others and in accordance with the following: IN CONSIDERATION OF THE OFFER TO PURCHASE AND FOR THE VALUE TO BE RECEIVED pursuant thereto the undersigned hereby deposits, sells, assigns and transfers to Alexis all right, title and interest in and to the Deposited Shares and in and to all rights and benefits arising from the Deposited Shares on or after the date of the Offer, including without limitation, any Distributions. If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of the undersigned on or after the date of the Offer, then without prejudice to Alexis's rights under Section 4 of the Circular, "Conditions of the Offer", the whole of any such Distribution will be received and held by the undersigned for the account of and for the benefit of Alexis and will be promptly remitted and transferred by the undersigned to the Depositary for the account of Alexis, accompanied by appropriate documentation of transfer. Pending such remittance, Alexis will be entitled to all rights and privileges as owner of any such Distribution and may deduct from the purchase price payable by Alexis pursuant to the Offer the amount or value of the Distribution, as determined by Alexis in its sole discretion.

Effective on and after the time (the "**Effective Time**") that Alexis takes up and pays for the Deposited Shares covered by the Letter of Transmittal (which Common Shares upon being taken up is, together with any Distributions thereon, hereinafter referred to as the "**Purchased Shares**"), the undersigned irrevocably constitutes and appoints each director or officer of Alexis and any other person designated by Alexis in writing (each an "**Appointee**") as the true and lawful agent, attorney and attorney-in-fact and proxy of the depositing Shareholders with respect to the Purchased Shares, with full power of substitution (such power of attorney being coupled with an interest being irrevocable) in the name of and on behalf of the Shareholder:

(a) to register or record the transfer and/or cancellation of the Purchased Shares (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Garson Gold;

(b) for so long as the Purchased Shares are registered or recorded in the name of the Shareholder, to exercise any and all rights of the Shareholder, including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws) as and when requested by Alexis any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Alexis in respect of any or all Purchased Shares, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, to designate in such instruments, authorizations or consents any person or persons as the proxy of the Shareholder in respect of the Purchased Shares for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of the Shareholders;

(c) to execute, endorse and negotiate, for and in the name of and on behalf of the Shareholder, any and all cheques or other instruments, representing any Distributions payable to or to the order of, or endorsed in favour of, the Shareholder; and

(d) to exercise any other rights of a Shareholder with respect to the Purchased Shares.

The undersigned revokes any and all authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any Distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the undersigned, unless the Deposited Shares is not taken up and paid for under the Offer.

Unless the undersigned withdraws the Deposited Shares as provided in the Offer, the undersigned agrees not to vote at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of Shareholders and not to exercise any of the other rights or privileges attached to the Common Shares, and agrees to execute and deliver to Alexis any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Alexis as the proxy of the holder of the Purchased Shares. **Upon such appointment, and provided the undersigned has not withdrawn any Deposited Shares as provided in the Offer and Circular, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of the Purchased Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.**

The undersigned covenants to execute, upon the request of Alexis, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares to Alexis and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The undersigned instructs Alexis and the Depositary, upon Alexis taking up the Deposited Shares, to mail the certificate(s) representing the Alexis Common Shares by first class mail, postage prepaid, or to hold such certificate(s) for pick-up, in accordance with the instructions given below. Should the Deposited Shares not be purchased, the deposited Common Share certificate and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

The obligations of the undersigned hereunder shall terminate and cease to be of force and effect if the undersigned withdraws any Deposited Shares as provided in the Offer and Circular.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BOX A
REGISTRATION INSTRUCTIONS

ISSUE SHARE CERTIFICATES
IN THE NAME OF:
(please print or type)

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (or Zip) Code)

____
(Telephone - Business Hours)

____
(Tax Identification, Social Insurance or Social Security Number)

BOX B
DELIVERY INSTRUCTIONS

SEND SHARE CERTIFICATES
(Unless Box "C" is checked) TO:
(please print or type)

☐ Same as address in Box A or to:

____
(Name)

____

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (or Zip) Code)

____
(Telephone - Business Hours)

____
(Tax Identification, Social Insurance or Social Security Number)

BOX C
SPECIAL PICK-UP INSTRUCTIONS

☐ HOLD SHARE CERTIFICATES FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY.
(Check box)

BOX D – SIGNATURE GUARANTEE

Signature guaranteed by
(if required under Instruction 4):

____
Authorized Signature

____
Name of Guarantor *(please print or type)*

____
Address *(please print or type)*

____

____
Area Code and Telephone Number

BOX E – SIGNATURE

Dated:______________________________

____
Signature of Shareholder or Authorized Representative – See Instructions 3 and 5

____
Name of Shareholder *(please print or type)*

____
Name of Authorized Representative, if applicable
(please print or type)

____
Address *(please print or type)*

____

____
Area Code and Telephone Number

____
(E-mail Address)

BOX F
☐ **CHECK HERE IF THE COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)**
Name of Registered Holder:____________________
Date of Execution of Notice of Guaranteed Delivery:____________________
Window Ticket Number (if any): ____________________
Name of Institution which Guaranteed Delivery: ____________________

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile thereof) together with the Common Share certificate representing the Deposited Shares and all other documents required by the terms of the Offer must be received by the Depositary at any of the offices specified on the back cover page no later than 5:00 p.m. (Toronto time) on December 18, 2009, unless the Offer is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b) The method of delivery of the Common Share certificate, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents. Alexis recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

2. Procedure for Guaranteed Delivery

If the Shareholder wishes to deposit their Common Shares pursuant to the Offer and either (i) the Common Share certificate(s) is not immediately available; or (ii) the Common Share certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, the Common Shares may nevertheless be deposited validly under the Offer, provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution (as defined below);

(b) a Notice of Guaranteed Delivery (printed on blue paper) in the form accompanying the Offer or a manually signed facsimile thereof, properly completed and signed, is received by the Depositary at its Toronto office at or prior to the Expiry Time as set forth in the accompanying Notice of Guaranteed Delivery; and

(c) the Common Share certificate representing the deposited Common Shares in proper form for transfer, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and signed (with signatures guaranteed if so required) in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its Toronto office at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery to any office other than the Toronto office of the Depositary specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of making a guaranteed delivery.**

An "**Eligible Institution**" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority in the United States, or banks or trust companies in the United States.

3. Signatures

This Letter of Transmittal must be completed and signed by the registered holder of the Deposited Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner of the Common Shares, such signature on this Letter of Transmittal must correspond with the name as registered or as written on the face of such Common Share certificate without any change whatsoever, and the Common Share certificate need not be endorsed. If the transmitted Common Share certificate is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner of the Common Shares, or if certificate(s) representing the Alexis Common Shares are to be issued to a person other than the registered owner(s):

(i) the deposited Common Share certificate must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner; and

(ii) the signature on such endorsement or power of attorney must correspond exactly to the name of the registered owner as registered or as appearing on the Common Share certificate and must be guaranteed as noted in Instruction 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner of the Deposited Shares, or if the Deposited Shares purchased is to be returned to a person other than such registered owner or sent to an address other than the address of the registered owner as shown on the relevant security holder registers of Garson Gold or if payment is to be issued in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution). See Instruction 2 for the definition of Eligible Institution.

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership, or association, or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Alexis or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Partial Deposits

If less than the number of Common Shares evidenced by any Common Share certificate submitted is to be deposited, fill in the number of the Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new Common Share certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all Common Share certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Stock Transfer Tax

Except as otherwise provided in this Instruction 7, Alexis will pay all stock transfer tax with respect to the transfer and sale of the Common Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if a Common Share certificate for the Common Share is not deposited or not accepted for payment or are to be registered in the name of any person other than the registered holder(s), or if deposited Common Share certificates for the Common Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer tax (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of the Common Shares purchased unless evidence satisfactory to Alexis, in its sole discretion, of the payment of such tax, or exemption therefrom, is submitted.

8. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list the Common Share certificate(s) for the Deposited Shares, additional information may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If the Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be acceptable. The Depositing Shareholder by execution of this Letter of Transmittal (or a facsimile hereof) waives any right to receive any notice of the acceptance of the Deposited Shares for payment, except as required by applicable law.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(e) Alexis will not pay any fees or commissions to any stockbroker or investment dealer or any other person for soliciting the deposit of the Common Shares pursuant to the Offer except as otherwise set forth in the Offer and Circular (other than to dealer managers, soliciting dealers and the Depositary).

(f) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses set forth on the back page of this Letter of Transmittal.

9. Lost Certificates

If the Common Share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Garson Gold's registrar and transfer agent so that the transfer agent may provide replacement instructions. If the Common Share certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Garson Gold's transfer agent may contact you.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH THE COMMON SHARE CERTIFICATE AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

The Depositary for the Offer is:

EQUITY
TRANSFER & TRUST COMPANY

By Registered Mail, Mail, Hand or Courier
Toronto

200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-393-4891
Telephone: 416-361-0152
Facsimile: 416-361-0470
E-Mail: investor@equitytransfer.com

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares of

GARSON GOLD CORP.

pursuant to the Offer to Purchase dated November 11, 2009 made by

ALEXIS MINERALS CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 p.m. (TORONTO TIME) ON DECEMBER 18, 2009 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (THE "EXPIRY TIME")

Use this Notice of Guaranteed Delivery if you wish to accept the Offer but your share certificate(s) are not immediately available or you are not able to deliver your share certificate(s) along with other required documents to the Depositary at or prior to the Expiry Time.

This Notice of Guaranteed Delivery must be used to accept the offer dated November 11, 2009 (the "**Offer**") made by Alexis Minerals Corporation ("**Alexis**") for share certificates representing common shares (the "**Common Shares**") of Garson Gold Corp. ("**Garson**") only if certificates representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (the "**Shareholder**") is not able to deliver the certificates and all other required documents to Equity Transfer & Trust Company (the "**Depositary**") at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary set out below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase and the take-over bid circular accompanying and forming a part of the Offer to Purchase (the "**Circular**") dated November 11, 2009 shall have the respective meanings set out in the Offer to Purchase and Circular.

The Depositary or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery (see back page of this Notice of Guaranteed Delivery for addresses and telephone numbers). Persons whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee if they wish to accept the Offer.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (i) the certificate(s) representing the Common Shares are not immediately available, or (ii) the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) this Notice of Guaranteed Delivery or a manually signed facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified below, is received by the Depositary at the address specified below, at or prior to the Expiry Time; and

(c) the certificate(s) representing deposited Common Shares in proper form for transfer together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed as required by the Instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario as specified below on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by Alexis will be made only after timely receipt by the Depositary of such Common Shares and a Letter of Transmittal or a manually signed facsimile thereof, properly completed and duly executed (with any signatures guaranteed if so required), and all other documents required by the Letter of Transmittal. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by Alexis or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Alexis, regardless of any delay in making such payment, and that the consideration for the Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Common Shares delivered to the Depositary before the Expiry Time, even if the Common Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Common Shares is not made, until after the take-up and payment for the Common Shares under the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

TO: ALEXIS MINERALS CORPORATION

AND TO: EQUITY TRANSFER & TRUST COMPANY, as Depositary

By Mail Registered Mail, by Hand or by Courier:	By Facsimile Transmission:
200 University Avenue Suite 400 Toronto, Ontario M5H 4H1 Attention: Corporate Actions	416-361-0470

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AT ITS OFFICE IN TORONTO, ONTARIO LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING GARSON COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits with Alexis, upon the terms and subject to the conditions set forth in the Offer, the Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Common Shares, described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance - Procedure for Guaranteed Delivery" and Instruction 2 to the Letter of Transmittal.

GARSON COMMON SHARES (Please print or type. If the space is insufficient, please attach a list in the below form.)			
Certificate Number(s) (if available)	**Name(s) and Address(es) of Shareholder(s) in Which Common Shares Registered** (please fill in exactly as name(s) appear(s) on Certificate(s))	**Number of Common Shares Represented by Certificate**	**Number of Common Shares Deposited***
	TOTAL:		

* Unless otherwise indicated, all Common Shares evidenced by any certificate(s) delivered will be deemed to have been deposited under the Offer.

SHAREHOLDER SIGNATURES

Name: ______________________________ Signature: ______________________________

Date: ______________________________ Bus. Telephone: ______________________________

Home Telephone: ______________________________

Email: ______________________________

Address: ______________________________

____

____

GUARANTEE
(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (an "**Eligible Institution**") hereby guarantees delivery to the Depositary (at any of the offices listed above) of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal or manually signed facsimile thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

Name of Firm: ______________________________ Authorized Signature: ______________________________

Address of Firm: ______________________________ Name: ______________________________

______________________________ Title: ______________________________

Telephone No.: ______________________________ Date: ______________________________

The Depositary for the Offer is:

EQUITY
TRANSFER & TRUST COMPANY

By Registered Mail, Mail, Hand or Courier
Toronto

200 University Avenue
Suite 400
Toronto, Ontario
M5H 4H1

Attention: **Corporate Actions**

Facsimile: 416-361-0470